UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Santiago, Chile. June 8, 2023.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the three months ended March 31, 2023, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on May 17, 2023.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of and for the period ended

March 31, 2023

Sociedad Química y Minera de Chile S.A. and

subsidiaries

In thousands of United States dollars

This document includes:

-	Consolidated Interim Statements of Financial Position
-	Consolidated Interim Statements of Income
-	Consolidated Interim Statements of Comprehensive Income
-	Consolidated Interim Statements of Cash Flows
-	Consolidated Interim Statements of Changes in Equity
-	Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements December 31, 2022

Table of Contents –Consolidated Financial Statements

Notes to the Consolidated Interim Financial Statements December 31, 2022

3.19	Depreciation of property, plant and equipment	28
3.20	Goodwill	29
3.21	Intangible assets other than goodwill	29
3.22	Research and development expenses	30
3.23	Exploration and evaluation expenses	30
3.24	Impairment of non-financial assets	31
3.25	Minimum dividend	31
3.26	Earnings per share	31
3.27	Other provisions	32
3.28	Obligations related to employee termination benefits and pension commitments	32
3.29	Compensation plans	32
3.30	Revenue recognition	32
3.31	Finance income and finance costs	33
3.32	Current income tax and deferred	33
3.33	Operating segment reporting	34
3.34	Primary accounting criteria, estimates and assumptions	35
3.35	Environment	36
3.36	Government grants	36
Note 4	Financial risk management	36
4.1	Financial risk management policy	36
4.2	Risk Factors	36
4.3	Financial risk management	41
Note 5	Separate information on the main office, parent entity and joint action agreements	42
5.1	Parent’s stand-alone assets and liabilities	42
5.2	Parent entity	42
Note 6	Board of Directors, Senior Management and Key management personnel	43
6.1	Remuneration of the Board of Directors and Senior Management	43
6.2	Key management personnel compensation	45
Note 7	Background on companies included in consolidation and non-controlling interests	46
7.1	Background on companies included in consolidation	46
7.2	Assets and, liabilities of consolidated subsidiaries as of March 31, 2023 and profit of consolidated subsidiaries for the period ended as March 31, 2023	48
7.3	Non-controlling interests	52
Note 8	Equity-accounted investees	53
8.1	Investments in associates recognized according to the equity method of accounting	53
8.2	Assets, liabilities, revenue and expenses of associates	55
8.3	Disclosures regarding interests in associates	56
Note 9	Joint Ventures	57
9.1	Investment in joint ventures accounted for under the equity method of accounting.	57
9.2	Assets, liabilities, revenue and expenses from joint ventures	59
9.3	Other Joint Venture disclosures	60
9.4	Disclosure of interests in joint ventures	61
9.5	Joint Operations	61

Notes to the Consolidated Interim Financial Statements December 31, 2022

Notes to the Consolidated Interim Financial Statements December 31, 2022

Notes to the Consolidated Interim Financial Statements December 31, 2022

27.1	Current and non-current tax assets	186
27.2	Current tax liabilities	187
27.3	Income tax and deferred taxes	188
Note 28	Events occurred after the reporting date	196
28.1	Authorization of the financial statements	196
28.2	Disclosures on events occurring after the reporting date	196

Notes to the Consolidated Interim Financial Statements March 31, 2023

Consolidated Interim Classified Statements of Financial Position

ASSETS	Note N°	As of March 31, 2023 (Unaudited)	As of December 31, 2022 (Audited)
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	2,088,563	2,655,236
Other current financial assets	13.1	766,112	961,355
Other current non-financial assets	17	328,944	196,335
Trade and other receivables, current	13.2	1,622,128	1,087,420
Trade receivables due from related parties, current	12.5	70,771	81,622
Current inventories	11	1,897,140	1,784,281
Current tax assets	27.1	249,486	224,914
Total current assets other than those classified as held for sale or disposal		7,023,144	6,991,163
Non-current assets or groups of assets classified as held for sale		364	346
Total non-current assets held for sale		364	346
Total current assets		7,023,508	6,991,509

Non-current assets
Other non-current financial assets	13.1	47,817	32,126
Other non-current non-financial assets	17	51,219	52,396
Non-current trade receivables	13.2	2,567	2,091
Investments classified using the equity method of accounting	8.1-9.1	69,508	54,386
Intangible assets other than goodwill	15.1	163,275	166,336
Goodwill	15.1	967	967
Property, plant and equipment net	16.1	2,913,534	2,726,838
Right-of-use assets	14.1	62,253	60,867
Non-current tax assets	27.1	127,114	127,114
Deferred tax assets	27.3	706,173	604,471
Total non-current assets		4,144,427	3,827,592
Total assets		11,167,935	10,819,101

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Interim Classified Statements of Financial Position

Liabilities and Equity	Note N°	As of March 31, 2023 (Unaudited)	As of December 31, 2022 (Audited)
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	537,115	522,999
Current lease liabilities	14.2	12,630	12,149
Current trade and other payables	13.5	411,427	374,789
Other current provisions	19.1	1,089,496	1,303,146
Current tax liabilities	27.2	419,051	356,611
Current provisions for employee benefits	18.1	7,084	35,376
Other current non-financial liabilities	19.4	355,427	446,477
Total current liabilities		2,832,230	3,051,547
Non-current liabilities
Other non-current financial liabilities	13.4	2,417,584	2,394,218
Non-current lease liabilities	14.2	50,155	49,585
Other non-current provisions	19.1	58,150	58,053
Deferred tax liabilities	27.3	291,551	289,825
Non-current provisions for employee benefits	18.1	52,748	43,872
Total non-current liabilities		2,870,188	2,835,553
Total liabilities		5,702,418	5,887,100

Equity
Equity attributable to owners of the Parent	20
Share capital		1,577,643	1,577,643
Retained earnings		3,875,041	3,350,114
Other reserves		(23,204)	(31,125)
Equity attributable to owners of the Parent		5,429,480	4,896,632
Non-controlling interests		36,037	35,369
Total equity		5,465,517	4,932,001
Total liabilities and equity		11,167,935	10,819,101

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Interim Statements of Income (Unaudited)

		For the period from January to March of the year
Consolidated Interim Statements of Income	Note N°	2023	2022
		ThUS$	ThUS$
Revenue	23.1	2,263,850	2,019,818
Cost of sales	23.2	(1,198,250)	(855,161)
Gross profit		1,065,600	1,164,657
Other income	23.3	17,661	2,622
Administrative expenses	23.4	(41,472)	(33,379)
Other expenses	23.5	(15,959)	(4,552)
(Impairment) reversal of value of financial assets impairment losses	23.7	(977)	(4,965)
Other (losses) gains	23.6	(287)	483
Profit from operating activities		1,024,566	1,124,866
Finance income	23.10	30,694	2,812
Finance costs	16-23.9	(27,348)	(25,448)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	425	9,861
Foreign currency translation differences	25	5,102	(644)
Profit before taxes		1,033,439	1,111,447
Income tax expense	27.3	(281,901)	(314,073)
Net profit		751,538	797,374
Profit attributable to:
Profit attributable to Owners of the Parent		749,895	796,119
Profit attributable to Non-controlling interests		1,643	1,255
		751,538	797,374

		For the period from January to March of the year
Earnings per share	Note N°	2023	2022
		ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)		2.6253	2.7872
Diluted common shares
Earnings per share (US$ per share)		2.6253	2.7872

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Interim Statements of Comprehensive Income (Unaudited)

	For the period from January to March of the year
Consolidated Interim Statements of Comprehensive Income	2023	2022
	ThUS$	ThUS$
Net profit	751,538	797,374
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
(Losses) gains from measurements of defined benefit plans	(1,724)	1,076
(losses) gains from financial assets measured irrevocably at fair value through other comprehensive income	(1,619)	4,539
Total other comprehensive losses that will not be reclassified to profit for the year, before taxes	(3,343)	5,615
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange (losses) gains	651	1,146
Cash flow hedges- effective portion of changes in far value	48,338	40,120
Cash flow hedges-reclassified to profit or loss	(35,582)	(19,286)
Total other comprehensive income (loss)that will be reclassified to profit for the year	13,407	21,980
Other items of other comprehensive income, before taxes	10,064	27,595
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax benefit (expense) related to measurement of defined benefit pension plans through other comprehensive income	705	(310)
Income tax benefit (expense) related to (losses) gains on financial assets measured irrevocably at fair value through other comprehensive income	437	(1,226)
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	1,142	(1,536)
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax (expense) benefit related to gains on cash flow hedges	(3,444)	(5,625)
Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to profit for the year	(3,444)	(5,625)

Total other comprehensive income	7,762	20,434
Total comprehensive income	759,300	817,808
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	757,836	816,771
Comprehensive income attributable to non-controlling interest	1,464	1,037
	759,300	817,808

See note 20.

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Interim Statements of Cash Flows (Unaudited)

		For the period from January to March of the year
Consolidated Statements of Cash Flows	Note N°	2023	2022
		ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts from operating activities
Cash receipts from sales of goods and rendering of services		1,939,288	1,834,261
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		-	424
Cash receipts derived from sub-leases		56	35
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(1,762,252)	(671,200)
Cash payments relating to variable leases		(1,204)	(470)
Other payments related to operating activities		(14,953)	(3,904)
Net cash generated from operating activities		160,935	1,159,146
Dividends received		1,003	3,000
Interest paid		(35,890)	(34,211)
Interest paid on lease liabilities		(360)	(460)
Interest received		19,950	(262)
Income taxes paid		(588,165)	(58,771)
Other cash outflows (1)		(176,284)	(22,642)
Net cash generated from operating activities		(618,811)	1,045,800

Cash flows generated from (used in) investing activities
Proceeds from the purchase of shares in associates		(13,372)	-
Proceeds from the sale of property, plant and equipment		5	7
Acquisition of property, plant and equipment		(246,354)	(180,593)
Proceeds from sales of intangible assets		-	1,439
Proceeds (payments) related to futures, forward options and swap contracts		6,550	(3,161)
Loans to related parties		525	1,492
Acquisition of other long-term assets		(1,153)	(2,347)
Other cash inflows (outflows) (2) (3)		221,541	(99,335)
Cash flow used in investing activities		(32,258)	(282,498)

(1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

(3) Other inflows (outflows) of cash from investing activities include guarantees deposits described in note 13.2.

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Interim Statements of Cash Flows (Unaudited)

		For the period from January to March of the year
Consolidated Statements of Cash Flows	Note N°	2023	2022
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(3,134)	(2,008)
Proceeds from long-term loans		10,000	-
Proceeds from short-term loans		25,000	-
Payment of borrowings		(7,055)	(7,055)
Net cash flows generated from (used in) financing activities		24,811	(9,063)

Net (decrease) Increase in cash and cash equivalents before the effect of changes in the exchange rate		(626,258)	754,239
Effects of exchange rate fluctuations on cash and cash equivalents		59,585	(743)
(Decrease) increase in cash and cash equivalents		(566,673)	753,496
Cash and cash equivalents at beginning of period		2,655,236	1,515,051
Cash and cash equivalents at end of period	10	2,088,563	2,268,547

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Consolidated Interim Statements of Changes in Equity (Unaudited)

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001
Net profit	-	-	-	-	-	-	-	-	749,895	749,895	1,643	751,538
Other comprehensive income	-	842	9,312	(1,182)	(1,031)	7,941	-	7,941	-	7,941	(179)	7,762
Comprehensive income	-	842	9,312	(1,182)	(1,031)	7,941	-	7,941	749,895	757,836	1,464	759,300
Dividends (1)	-	-	-	-	-	-	-	-	(224,968)	(224,968)	(796)	(225,764)
Other (decreases) in equity	-	-	-	-	-	-	(20)	(20)	-	(20)	-	(20)
Total changes in equity	-	842	9,312	(1,182)	(1,031)	7,941	(20)	7,921	524,927	532,848	668	533,516
Equity as of March 31, 2023	1,577,643	(7,200)	(5,263)	(12,155)	(10,229)	(34,847)	11,643	(23,204)	3,875,041	5,429,480	36,037	5,465,517

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971
Net profit	-	-	-	-	-	-	-	-	796,119	796,119	1,255	797,374
Other comprehensive income	-	1,361	15,209	3,313	769	20,652	-	20,652	-	20,652	(218)	20,434
Comprehensive income	-	1,361	15,209	3,313	769	20,652	-	20,652	796,119	816,771	1,037	817,808
Dividends (1)	-	-	-	-	-	-	-	-	(796,119)	(796,119)	(1,520)	(797,639)
Total changes in equity	-	1,361	15,209	3,313	769	20,652	-	20,652	-	20,652	(483)	20,169
Equity as of March 31, 2022	1,577,643	(6,552)	(18,816)	(7,833)	(3,405)	(36,606)	13,103	(23,503)	1,648,032	3,202,172	33,968	3,236,140

(1)	See Note 20.7

The accompanying notes form an integral part of these consolidated Interim financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Glossary

The Following capitalized terms in these financial statements (including their notes) will have the following meaning:

“ADS” American Depositary Shares;

“CAM” Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN” Chilean Nuclear Energy Commission;

“CCS” cross currency swap;

“CINIIF” International Financial Reporting Interpretations Committee;

“CMF” Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee” The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee” The Company’s Health, Safety and Environment Committee;

“Lease Agreement” the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“Corfo” Chilean Economic Development Agency;

“DCV” Central Securities Depository;

“DGA” General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“Dollar” o “US$” Dollars of the United States of America;

“DPA” Deferred Prosecution Agreement;

“EIEP” Passive foreign investment company;

“United States” United States of America;

“FNE” Chilean National Economic Prosecutor’s Office;

“Management” the Company’s management;

“SQM Group” The corporate group composed of the Company and its subsidiaries

“Pampa Group” Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB” International Accounting Standards Board;

“SSI” Staff severance indemnities;

Notes to the Consolidated Interim Financial Statements March 31, 2023

“IFRIC” International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“IRS” interest rate swap;

“Securities Market Law” Securities Market Law No. 18,045;

“Corporate Law” Ley 18,046 on corporations;

“ThUS$” thousands of Dollars;

“MUS$” millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“ILO” International Labor Organization;

“WHO” World Health Organization;

“Pesos” or “Ch$” Chilean pesos, legal tender in Chile;

“SEC” Securities and Exchange Commission;

“Sernageomin” National Geology and Mining Service;

“SIC” Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendent’s Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SOFR” Secured overnight financing rate;

“SQM Industrial” SQM Industrial S.A.;

“SQM NA” SQM North America Corporation;

“SQM Nitratos” SQM Nitratos S.A.;

“SQM Potasio” SQM Potasio S.A.;

“SQM Salar” SQM Salar S.A.;

“Tianqi” Tianqi Lithium Corporation;

“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company’s telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique, Level 1 and 225 Dt Georges Tce Perth WA 6000, Australia.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

•	1700 (Mining)

•	2200 (Chemical products)

•	1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.

(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Interim Financial Statements March 31, 2023

1.5	Other background

(a)	Employees

As of March 31, 2023, and December 31, 2022, the workforce was as follows:

	As of March 31, 2023			As of December 31, 2022
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	30	130	160	32	128	160
Professionals	174	2,619	2,793	177	2,506	2,683
Technicians and operators	320	3,965	4,285	309	3,845	4,154
Total	524	6,714	7,238	518	6,479	6,997

	As of March 31, 2023			As of December 31, 2022
Place of work	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	524	6,211	6,735	518	6,015	6,533
Outside Chile	-	503	503	-	464	464
Total	524	6,714	7,238	518	6,479	6,997

(b)	Main shareholders

As of March 31, 2023, there were 1,141 shareholders.

Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of March 31, 2023, and as of December 31, 2022, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of March 31, 2023	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	62,591,646	43.83%	21.91%
Inversiones TLC Spa (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	43,133,789	30.20%	1,611,227	1.13%	15.66%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	464	0.00%	11,385,679	7.97%	3.99%
AFP Habitat S.A.	365,207	0.26%	9,819,209	6.88%	3.57%
Inv. Global Mining Chile Ltda.	8,798,539	6.16%	-	-	3.08%
Banco Santander via foreign investor accounts	93,873	0.07%	7,980,629	5.59%	2.83%
AFP Cuprum S.A.	-	-	6,458,143	4.52%	2.26%
AFP Capital S.A.	-	-	6,116,443	4.28%	2.14%
Banco de Chile non-resident third party accounts	134,379	0.09%	5,598,489	3.92%	2.01%
AFP Provida S.A.	-	-	5,608,591	3.93%	1.96%

Notes to the Consolidated Interim Financial Statements March 31, 2023

Shareholders as of December 31, 2022	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	64,555,045	45.20%	22.60%
Inversiones TLC Spa (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	43,133,789	30.20%	1,611,227	1.13%	15.66%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	79,265	0.06%	10,979,388	7.69%	3.87%
AFP Habitat S.A.	-	-	9,504,885	6.66%	3.33%
Inv. Global Mining Chile Ltda.	8,798,539	6.16%	-	-	3.08%
Banco Santander via foreign investor accounts	545,729	0.38%	8,181,775	5.73%	3.06%
AFP Cuprum S.A.	-	-	6,535,039	4.58%	2.29%
Banco de Chile non-resident third party accounts	62,829	0.04%	6,181,476	4.33%	2.19%
AFP Capital S.A.	-	-	5,652,982	3.96%	1.98%
AFP Provida S.A.	-	-	5,263,361	3.69%	1.84%

(1) As reported by DCV, which records the Company’s shareholders’ register as of March 31, 2023 and December 31, 2022, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM’s shares. Tianqi Lithium Corporation it owns 748,490 Series B SQM shares as reported by Inversiones TLC Spa. So as of March 31, 2023, Tianqi Lithium Corporation owns 22.16% of SQM’s total Series A shares and ADS holders of Series B shares. As of December 31, 2022, Tianqi Lithium Corporation holds 23.75% of all SQM shares through Series A shares and ADS holders of Series B shares.

(2) As of March 31, 2023, and December 31, 2022, Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 1,855,442 Series A shares held in custody by brokers.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Interim Statements of Financial Position as of March 31, 2023 and December 31, 2022.

(b)	Consolidated Interim Statements of Income for the three-month periods ended March 31, 2023 and 2022.

(c)	Consolidated Interim Statements of Comprehensive Income for the three-month periods ended March 31, 2023 and 2022.

(d)	Consolidated Interim Statements of Changes in Equity for the three-month periods ended March 31, 2023 and 2022.

(e)	Consolidated Interim Statements of Cash Flows for the three-month periods ended March 31, 2023 and 2022.

2.2	Consolidated financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries were prepared in accordance with la IAS 34 “Interim Financial Reporting”.

The consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2022.

The accounting principles and criteria used in these interim financial statements were consistently applied throughout both periods and to the annual financial statements as of December 31, 2022. There have been no changes in the methods used to calculate accounting estimates during the periods reported.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

Notes to the Consolidated Interim Financial Statements March 31, 2023

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.

(b)	Financial derivatives measured at fair value.

(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2023:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 1: “Presentation of the Financial Statements” and IAS 8 “Accounting policies changes in accounting estimates and errors”	The amendments are intended to improve disclosures of accounting policies and to help users of financial statements distinguish between changes in accounting estimates and changes in accounting policies.	01-01-2023

Amendment to IAS 12 – Deferred taxes related to assets and liabilities that arise from a single transaction	These amendments require companies to recognize deferred taxes on transactions that result in equal amounts in taxable and deductible temporary differences in the initial recognition.	01-01-2023

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2023 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Non-current liabilities with covenants”.	The amendment is aimed at improving the information that an entity provides when the payment terms of its liabilities can be deferred depending on compliance with covenants within the twelve months following the date of issue of the financial statements.	01-01-2024

Amendments to IFRS 16 “Leases”	On sales with leaseback, which explains how an entity should recognize the rights to use the asset and how the profits or losses from the sale and leaseback should be recognized in the financial statements.	01-01-2024

 Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2023

2.5	Basis of consolidation

(a)	Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

The details of the consolidated companies can be found in Note 7.

2.6	Investments in associates and joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

(a)	Joint operations

The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company’s percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to “Other Reserves” and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under “Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method”.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

3.3	Accounting policy for foreign currency translation

(a)	SQM group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statements March 31, 2023

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.07	5.28	5.20	5.25
New Peruvian sol	3.76	3.81	3.78	3.83
Japanese yen	132.88	131.32	133.67	134.70
Euro	0.92	0.93	0.93	0.94
Mexican peso	18.05	19.50	18.39	19.60
Australian dollar	1.50	1.47	1.50	1.48
Pound Sterling	0.81	0.83	0.82	0.82
South African rand	17.78	17.01	18.26	17.28
Chilean peso	790.41	855.86	807.78	873.81
Chinese yuan	6.87	6.92	6.90	6.98
Indian rupee	82.17	82.73	82.33	82.52
Thai Baht	34.15	34.64	34.46	34.76
Turkish lira	19.18	18.71	19.00	18.66
Korean Won	1,301.38	1,259.98	1,305.65	1,291.64
Indonesian Rupiah	14,990.00	15,570.00	15,281.87	15,596.90
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	4.31	4.37	4.38	4.42
UF (*)	45.01	41.02	44.04	40.18

(*) US$ per UF

(b)         Transactions and balances

The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statements March 31, 2023

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the period, determined using the direct method.

3.5	Financial assets

Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The initial value of the Company’s financial assets valued at fair value through comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price.

After initial recognition, the Company measures its financial assets according to the Company’s business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (ii) cash equivalents; (iii) related party receivables; (iv) trade debtors; (v) other receivables.

(b)	Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	“Fair Value Through Other Comprehensive Income”: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.

(ii)	“Fair Value Through Profit and Loss”: Assets that do not meet the amortized cost or “Fair Value Through Other Comprehensive Income” criteria are valued at “Fair Value Through Profit and Loss”.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(c)	Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category. Amounts presented in other comprehensive income will not be subsequently transferred to profit or loss.

3.6	Financial assets impairment

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 23.7. The subsequent recovery of previously canceled amounts are credited to the same line.

3.7	Financial liabilities

Management accounts for its financial liabilities at amortized cost.

Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

3.8	Estimated fair value of financial instruments

The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management’s best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Notes to the Consolidated Interim Financial Statements March 31, 2023

Fair value estimation for book value

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedge reserve in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for reporting purposes

•	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

•	The fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

•	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.

•	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.

Notes to the Consolidated Interim Financial Statements March 31, 2023

3.9	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.10	Financial instruments derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principle responsibility contained in the liability.

3.11	Derivative and hedging financial instruments

The financial instruments derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges).

b)	Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 13.3.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

Notes to the Consolidated Interim Financial Statements March 31, 2023

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to profit or loss.

3.12	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the profit of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of March 31, 2023, and December 31, 2022, the Company does not have any embedded derivatives.

3.13	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current.

3.14	Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.

(b)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d)	Significant judgments in the determination of the lease term for contracts with renewal options.

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.15	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision based on quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.16	Non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.17	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.18	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of the required standard.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

3.19	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives are reviewed on an annual basis.

Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets	3	10	8
Energy generating assets	5	16	10
Buildings	3	25	13
Supplies and accessories	4	10	8
Office equipment	5	10	9
Transport equipment	8	9	9
Network and communication equipment	4	12	8
IT equipment	5	10	8
Machinery, plant and equipment	3	25	10
Other fixed assets	3	15	9

Notes to the Consolidated Interim Financial Statements March 31, 2023

3.20	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company’s ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.21	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:

i) Finite rights with amortization using the straight-line method, and

ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company, which are subject to an annual impairment assessment.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

Notes to the Consolidated Interim Financial Statements March 31, 2023

The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	5 years	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	7 years	7 years
Mining rights	Unit-production method
Intellectual property	9 years	9 years
IT programs	3 years	9 years

(1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.

3.22	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.23	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated:

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.

(a) Limestone and metallic exploration

These assets are included in Other Non-Current Non-Financial Assets, and the portion related to the area to be exploited in the year are reclassified to Current Inventory, if applicable. Costs related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn’t qualify for consideration as advanced exploration otherwise, these are amortized during the development stage.

(b) Exploration and evaluation at the Mt. Holland Project

Mount Holland exploration and evaluation expenditure is included in Property, plant and equipment, specifically in Construction in Progress.

Notes to the Consolidated Interim Financial Statements March 31, 2023

3.24	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function.

For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

Assets with indefinite lives are assessed for impairment annually.

3.25	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 20.5).

3.26	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

Notes to the Consolidated Interim Financial Statements March 31, 2023

3.27	Other provisions

Provisions are recognized when:

•	The Company has a present, legal or constructive obligation as the result of a past event.
•	It is more likely than not that certain resources must be used, to settle the obligation.
•	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.28	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, details in Note 18.4.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-Current Provisions for Employee Benefits” (refer to Note 18.4).

3.29	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 18.6).

3.30	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company’s activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Revenues are recognized when the specific conditions for each income stream are met, as follows:

(a)       Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)       Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)       Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.31	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

3.32	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income or equity, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets is reviewed and recognized only if it is probable that future taxable amounts will be available to allow the recovery of all or a portion of the deferred tax assets.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used. The deferred taxes related to items directly recognized in equity is registered with effect on other comprehensive income and not with effect on income.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

The recognized deferred tax assets refer to the amount of income tax to recover in future periods, related to:

a)	deductible temporary differences;

b)	compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and

c)	compensation for unused credits from prior periods.

The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is likely and can be used for offsetting these unused tax losses or credits.

The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.

The Company does not recognize deferred tax liabilities in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associates, or with joint ventures, because based on the standard, the two following conditions both apply:

(i)	the parent company, investor or shareholder is capable of controlling the moment of the reversal of temporary differences; and

(ii)	it is probable that the temporary difference will not be reversed in the foreseeable future.

Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:

(i)	temporary differences are reversed in the foreseeable future; and

(ii)	there is taxable profit available against which temporary differences can be used.

3.33	Operating segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

3.34	Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

•	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16).

•	Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

•	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).

•	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.

•	Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.

•	Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 11).

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

Notes to the Consolidated Interim Financial Statements March 31, 2023

3.35	Environment

In general, Grupo SQM companies follow the criteria of assigning the costs associated with the protection and improvement of the environment as environmental expenses. However, the costs of elements incorporated into facilities, machinery and equipment for the same purpose are considered property, plant and equipment, where relevant.

3.36	Government grants

The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received.

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

4.2	Risk Factors

(a)	Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company’s receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company’s operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6.

Bank promissory notes: These are negotiable promissory notes issued by a bank payable upon maturity at the request of customers to guarantee collection. These notes are accepted based on the credit quality of the issuing banks.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Financial institution	Financial assets	Rating			As of March 31, 2023
		Moody´s	S&P	Fitch	MUS$
Agricultural Bank of China	Bank notes	P-1	A-1	-	1,270
Bank of China	Bank notes	P-1	A-1	F1+	680
Bank of Communications	Bank notes	P-1	A-2	-	307
Bank of Jiangsu	Bank notes	P-2	-	-	144
Bank of Ningbo	Bank Notes	P-2	-	-	439
Bank of Shangai	Bank Notes	P-2	-	-	116
China Bohai Bank	Bank Notes	-	A-3	-	8,149
China Citic Bank	Bank Notes	P-2	A-2	-	2,249
China Construction Bank Corporation	Bank Notes	-	A-1	-	1,169
China Everbrigth Bank	Bank Notes	(P) P-2	A-2	-	197,892
China Guangfa Bank	Bank Notes	P-3	A-3	-	73
China Merchants	Bank Notes	-	A-2	-	877
China Minsheng Bank	Bank Notes	-	A-3	-	320
China Zheshang Bank	Bank Notes	-	A-3	-	4,362
Huaxia Bank	Bank Notes	-	A-3	-	15
Industrial & Commercial Bank of China Limited	Bank Notes	P-1	A-1	-	881
Industrial Bank	Bank Notes	P-2	-	-	11,584
Ping An Bank	Bank Notes	P-2	A-2	-	127
Shanghai Pudong Development Bank	Bank Notes	P-2	A-2	-	2,192
HSBC	Bank Notes	P-2	A-2	F1+	229
Others	Bank Notes	-	-	-	1,596
Total					234,671

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	F1+	10,334
Bank of China	Bank notes	P-1	A-1	F1+	27,936
Bank of Jiujiang	Bank notes	P-2	-	-	1,964
Bank of Ningbo	Bank notes	P-2	-	-	3,148
Others	Bank notes	-	-	-	1,887
Total					45,269

Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.

No significant modifications have been made during the period to risk models or parameters used in comparison to March 31, 2023, and no modifications have been made to contractual cash flows that have been significant during this period, except for considering in December 2022 the incorporation of cash flows received from insurance claims in the determination of the allowance for doubtful accounts. The effect of this change was not significant to the overall financial statements as of December 31, 2022.

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

Notes to the Consolidated Interim Financial Statements March 31, 2023

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of March 31, 2023
		Moody´s	S&P	Fitch	MUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	146,314
Banco de Chile	Time deposits	P-1	A-1	-	5,240
Banco Estado	Time deposits	P-1	A-1	-	2,502
Banco Santander- Santiago	Time deposits	P-1	A-2	-	4,220
Itau Corpbanca	Time deposits	P-2	A-2	-	246,753
Scotiabank Sud Americano	Time deposits	-	-	F1+	251,702
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	196,146
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	114,997
Total					967,874

Financial institution	Financial assets	Rating			As of March 31, 2023
		Moody´s	S&P	Fitch	MUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	34,373
Banco Santander	Time deposits	P-1	A-2	-	59,321
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	46,505
Banco Estado	Time deposits	P-1	A-1	-	86,294
Banco de Chile	Time deposits	P-1	A-1	-	-
Scotiabank Sud Americano	Time deposits	-	-	F1+	306,534
Sumitomo Mitsui Banking	Time deposits	P-2	A-2	-	212,917
Total					745,944

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	MUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	150,578
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	284,915
Banco Santander - Santiago	Time deposits	P-1	A-2	-	124,689
Scotiabank Chile	Time deposits	-	-	F1+	416,026
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	122,631
Banco de Chile	Time deposits	-	A-1	-	602
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	435,485
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	590,661
Total					2,125,587

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	MUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	187,707
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	15,048
Banco Santander - Santiago	Time deposits	P-1	A-2	-	51,444
Banco Estado	Time deposits	P-1	A-1	-	85,055
Scotiabank Chile	Time deposits	-	-	F1+	250,362
Banco de Chile	Time deposits	-	A-1	-	150,259
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	210,292
Total					950,167

Notes to the Consolidated Interim Financial Statements March 31, 2023

(b)	Exchange risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s profit and loss. By the first quarter of 2023, approximately US$204 million accumulated in expenses are associated with the Peso.

As of March 31, 2023, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$42.73 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2022, this value corresponds to a net liability amounting US$ 11.73 million.

Furthermore, on of March 31, 2023, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a net liabilities fair value of US$32.85 million. As of December 31, 2022, a net assets fair value was recognized for an amount of US$29.98 million of net liabilities.

The Company contracted derivatives classified as foreign exchange hedges for all the expected disbursements in Australian dollars for the Mt Holland project (See note 9.5), to hedge its exposure to cash flow variations. The fair value of this hedge was a net asset of US$ 3.87 million as of December 31, 2022.

The Company had the following derivative contracts as of March 31, 2023 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 103.80 million CLP/US dollar derivative contracts, US$ 33.12 million Euro/US dollar derivative contracts, US$ 20.82 million in South African rand/US dollar derivative contracts, US$ 574.27 million in Chinese renminbi/US dollar derivative contracts, US$ 49.89 million in Australian dollar/US dollar derivative contracts and US$ 7.81 million in other currencies..

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of March 31, 2023.

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
Banco Estado	Derivative	P-1	A-1	-
Merrill Lynch International	Derivative	-	A-1	-
JP Morgan	Derivative	P-1	A-2	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Goldman Sachs	Derivative	P-1	A-2	F1

Notes to the Consolidated Interim Financial Statements March 31, 2023

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company’s investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR (maturing on May 30, 2023) rate plus spread and at a SOFR rate plus spread.

As of March 31, 2023, the Company has 7.2% of its financial liabilities linked to variations SOFR and 2.5% of its financial liabilities subject to variations in the LIBOR rate. 100% of these obligations are covered by derivative instruments classified as interest rate hedges, whose value as of March 31, 2023 was a net asset of ThUS$ 1,687. Therefore, a significant increase in the rate would not affect the financial value of this hedged obligation.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of March 31, 2023, this was 2.19 and 2.29 for December 31, 2022).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of March 31, 2023, the Company had unused, available revolving credit facilities with banks, for a total of US$722 million. In addition, as of March 31, 2023, the Company had undisbursed bank loans contracted amounting to US$90 million.

Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of March 31, 2023 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	370.23	84.33	220.69	10.96	315.98
Unsecured obligations	2,575.97	407.73	755.94	2,806.69	3,970.36
Sub total	2,946.20	492.06	976.63	2,817.65	4,286.34
Hedging liabilities	39.53	36.93	15.56	-	52.49
Derivative financial instruments	2.87	2.87	-	-	2.87
Sub total	42.4	39.8	15.56	-	55.36
Current and non-current lease liabilities	62.79	14.70	36.08	27.83	78.61
Trade accounts payable and other accounts payable	411.43	411.43	-	-	411.43
Total	3,462.82	957.99	1,028.27	2,845.48	4,831.74

1 All current assets divided by all current liabilities.

Notes to the Consolidated Interim Financial Statements March 31, 2023

	Nature of undiscounted cash flows
As of December 31, 2022 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	330.80	144.83	220.33	-	365.16
Unsecured obligations	2,550.60	405.17	616.66	2,935.15	3,956.98
Sub total	2,881.40	550.00	836.99	2,935.15	4,322.14
Hedging liabilities	62.53	40.76	20.43	12.68	73.87
Derivative financial instruments	5.82	5.82	-	-	5.82
Sub total	68.35	46,58	20,43	12.68	79.69
Current and non-current lease liabilities	61,73	13.94	36.33	27.85	78.12
Trade accounts payable and other accounts payable	374.79	374.79	-	-	374.79
Total	3,386.27	985.31	893.75	2,975.68	4,854.74

As of March 31, 2023, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 398,682 (ThUS$ 512,236 as of December 31, 2022).

4.3	Financial risk management

The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 5	Separate information on the main office, parent entity and joint action agreements

5.1	Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Assets	9,144,044	8,430,376
Liabilities	(3,714,564)	(3,533,744)
Equity	5,429,480	4,896,632

5.2	Parent entity

Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 6	Board of Directors, Senior Management and Key management personnel

6.1	Remuneration of the Board of Directors and Senior Management

(a)       Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 26, 2023, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company’s committees:

-	Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Ashley Ozols and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.

-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Antonio Schneider, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica and Xu Tieying.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management in the period between January and March 2023, except for the one identified in Note 12 in the period between January and March 2022 between the Company and director Gonzalo Guerrero.

(b)	Board of Directors’ Compensation

Board members’ compensation for 2022, that is from April 26, 2022 to April 26, 2023, was determined by the Annual General Shareholders Meeting held on April 26, 2022. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income earned by the Company in the respective business year for each; and

(iii)	A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net liquid income earned in the respective business year.

To calculate the variable compensation amount for 2022, net earnings from 2022 will be considered, up to a maximum of 110% of the 2021 net earnings.

Compensation of the Board for 2023, that is from April 26, 2023 to April 26, 2024, was determined by the Annual General Shareholders Meeting held on April 26, 2023. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

Profit for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.

Notes to the Consolidated Interim Financial Statements March 31, 2023

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

Accordingly, the compensation and profit sharing paid to members of the Directors’ Committee and the directors as of March 31, 2023, amounted to ThUS$ 824 and as of March 31, 2022 to ThUS$ 744.

(c)	Directors’ Committee compensation

Compensation for the Board of Directors is the same for both 2022 and 2023, as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit from the respective business year.

To calculate the variable compensation amount for 2022, the net income from 2022 will be considered, up to a maximum of 110% of the 2021 net income.

Profit for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2022 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2023 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2022 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2023 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)

(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

(iii)	In addition, there are retention bonuses for its executives (see Note 18.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(i)          Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended March 31, 2023 and the year ended December 31, 2022 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

6.2	Key management personnel compensation

As of March 31, 2023 and 2022, the number of the key management personnel is 154 and 133, respectively.

Key management personnel compensation	For the year ended March 31, 2023	For the year ended March 31, 2022
	ThUS$	ThUS$
Key management personnel compensation	18,237	13,407

Please also see the description of the compensation for executives in Note 18.6.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 7	Background on companies included in consolidation and non-controlling interests

7.1	Background on companies included in consolidation

The following tables detail general information as of March 31, 2023 and 2022 on the companies in which the group exercises control:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.5300	99.470	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

(1)	SQM has control over Comercial Agrorama Ltda.´s management.

Notes to the Consolidated Interim Financial Statements March 31, 2023

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	México	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer	Panamá	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 3802, 38F, No. 300 Middle Huaihai Road, Huangpu District, Shanghai, 200021 China	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000

Notes to the Consolidated Interim Financial Statements March 31, 2023

7.2	Assets and, liabilities of consolidated subsidiaries as of March 31, 2023 and profit of consolidated subsidiaries for the period ended as March 31, 2023.

	Assets		Liabilities			Net profit	Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	792,264	75,947	678,129	14,412	58,898	10,000	9,726
SQM Potasio S.A.	529,322	3,321,072	430,158	19,104	3,150	750,103	750,663
Serv. Integrales de Tránsito y Transf. S.A.	9,346	32,387	17,301	7,161	7,245	693	673
Isapre Norte Grande Ltda.	1,240	969	1,169	226	1,388	27	43
Ajay SQM Chile S.A.	44,506	1,983	25,729	693	18,492	1,729	1,729
Almacenes y Depósitos Ltda.	230	76	-	-	-	6	119
SQM Salar S.A.	4,823,245	1,680,930	3,355,333	296,115	2,025,351	767,612	767,295
SQM Industrial S.A.	1,620,351	1,161,765	981,579	74,975	311,027	50,096	49,722
Exploraciones Mineras S.A.	8,453	22,710	606	-	-	59	59
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	279	398	514	361	926	(344)	(349)
Soquimich Comercial S.A.	125,489	12,706	60,910	10,714	19,944	2,022	2,049
Comercial Agrorama Ltda.	836	538	2,715	8	355	101	104
Comercial Hydro S.A.	4,751	-	1	405	9	35	35
Agrorama S.A.	47	-	4,908	3	45	28	31
Orcoma SpA	226	12,628	10,482	66	-	(3)	(3)
Orcoma Estudio SpA	7,341	2	2,698	-	-	2	2
SQM MaG SPA	2,562	439	1,402	5	1,041	224	224
Sociedad Contractual Minera Búfalo	817	29,478	30,393	-	-	(132)	(132)
SQM North America Corp.	304,921	22,337	274,737	1,606	133,448	7,504	7,504
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	138	-	-	(11)	(11)
Nitratos Naturais do Chile Ltda.	-	129	2,946	422	-	(27)	(27)
SQM Corporation N.V.	923	151,439	4,264	-	-	42,353	42,353
SQM Ecuador S.A.	44,929	848	37,860	62	15,869	(395)	(395)
SQM Brasil Ltda.	361	1	243	2,299	-	(63)	(63)
Subtotal	8,327,594	6,528,782	5,924,215	428,637	2,597,188	1,631,619	1,631,351

Notes to the Consolidated Interim Financial Statements March 31, 2023

	Assets		Liabilities			Net profit	Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	33,463	22,184	1,434	-	-	1,163	1,163
SQM Japan Co. Ltd.	200,105	169	197,165	217	126,671	(129)	(129)
SQM Europe N.V.	1,958,865	2,280	1,498,566	1,354	1,133,214	163,812	163,812
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	155	145	-	-	-	-	-
SQM Virginia LLC	14,797	14,339	14,798	-	-	-	-
SQM Comercial de México S.A. de C.V.	251,306	6,766	167,367	1,349	97,229	5,280	5,280
SQM Investment Corporation N.V.	13,974	448,881	6,007	-	-	126,430	126,430
Royal Seed Trading Corporation A.V.V.	35	-	18,946	-	-	(17)	(17)
SQM Lithium Specialties LLP	15,745	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	-	-	-	-	-	871	871
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	150	-	411	-	-	(21)	(21)
SQM Nitratos México S.A. de C.V.	115	-	17	-	-	7	7
Soquimich European Holding B.V.	16,555	584,189	510	-	-	167,870	167,870
SQM Iberian S.A.	86,922	7,102	64,587	-	35,701	(90)	(90)
SQM Africa Pty Ltd.	91,968	3,304	76,481	1,821	16,503	1,356	1,356
SQM Oceania Pty Ltd.	5,712	-	3,271	-	1,583	54	54
SQM Beijing Commercial Co. Ltd.	1,914	-	26	-	-	(232)	(232)
SQM Thailand Limited	3,032	-	33	-	-	-	-
SQM Colombia SAS	33,749	218	34,492	14	8,663	(1,730)	(1,730)
SQM International NV	28,818	640	6,521	-	45,374	2,366	2,366
SQM Shanghai Chemicals Co. Ltd.	2,635,713	132	2,301,538	-	613,336	(56,520)	(56,520)
SQM Australia Pty Ltd.	114,398	621,634	292,618	28,707	-	(1,960)	(1,146)
SQM Korea LLC	146,005	751	146,161	-	44,324	(503)	(503)
SQM Holland B.V.	9,514	14,075	2,337	-	5,826	(489)	(489)
Subtotal	5,663,358	1,726,818	4,834,665	33,462	2,128,424	407,518	408,332
Total	13,990,952	8,255,600	10,758,880	462,099	4,725,612	2,039,137	2,039,683

Notes to the Consolidated Interim Financial Statements March 31, 2023

Assets and, liabilities of consolidated subsidiaries as of December 31, 2022 and profit of consolidated subsidiaries for the period ended as March 31, 2022.

	Assets		Liabilities			Net profit	Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	742,605	72,565	631,097	15,128	51,519	7,935	8,020
SQM Potasio S.A.	341,563	2,758,231	429,406	20,204	2,686	344,204	344,577
Serv. Integrales de Tránsito y Transf. S.A.	3,076	32,528	11,516	7,490	7,292	1,298	1,310
Isapre Norte Grande Ltda.	884	843	795	208	895	112	123
Ajay SQM Chile S.A.	46,352	1,872	29,233	652	9,761	(632)	(632)
Almacenes y Depósitos Ltda.	213	58	-	-	-	(8)	72
SQM Salar S.A.	4,139,349	1,602,383	3,134,517	291,499	925,243	217,168	217,622
SQM Industrial S.A.	1,668,102	1,112,516	1,033,464	71,824	237,527	1,039,456	1,039,456
Exploraciones Mineras S.A.	7,906	22,710	118	-	-	(47)	(47)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	478	369	389	321	792	3	4
Soquimich Comercial S.A.	124,820	12,164	59,897	10,059	29,058	3,863	3,851
Comercial Agrorama Ltda.	677	504	2,513	8	309	148	150
Comercial Hydro S.A.	4,746	-	1	402	7	13	13
Agrorama S.A.	32	-	4,546	3	40	5	7
Orcoma SpA	55	11,478	9,155	68	-	(7)	(7)
Orcoma Estudio SpA	7,338	2	2,698	-	-	(4)	(4)
SQM MaG SPA	2,074	448	1,147	5	1,116	109	109
Sociedad Contractual Minera Búfalo	511	28,211	28,683	4	-	4	4
SQM North America Corp.	261,489	22,322	238,699	1,701	109,351	15,012	15,012
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	126	-	-	-	-
Nitratos Naturais do Chile Ltda.	-	128	2,918	411	-	(124)	(124)
SQM Corporation N.V.	923	109,021	4,264	-	-	56,005	56,005
SQM Perú S.A.	-	-	-	-	-	(4)	(4)
SQM Ecuador S.A.	57,619	872	49,913	62	14,226	379	379
SQM Brasil Ltda.	234	1	246	2,276	-	(158)	(158)
Subtotal	7,416,201	5,789,226	5,675,341	422,325	1,389,822	1,684,730	1,685,738

Notes to the Consolidated Interim Financial Statements March 31, 2023

	Assets		Liabilities			Net profit	Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	32,353	21,758	1,061	-	-	1,340	1,340
SQM Japan Co. Ltd.	196,663	172	193,594	220	59,081	(167)	(167)
SQM Europe N.V.	1,665,896	2,405	1,369,211	1,678	728,428	95,579	95,579
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	155	145	-	-	-	-	-
SQM Virginia LLC	14,797	14,339	14,798	-	-	-	-
SQM Comercial de México S.A. de C.V.	259,825	7,588	181,924	1,413	96,223	14,577	14,577
SQM Investment Corporation N.V.	13,971	323,174	6,048	871	-	164,179	164,179
Royal Seed Trading Corporation A.V.V.	34	-	18,929	-	-	-	-
SQM Lithium Specialties LLP	15,745	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	251	-	1,122	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	140	-	380	-	-	(13)	(13)
SQM Nitratos México S.A. de C.V.	107	-	16	-	-	2	2
Soquimich European Holding B.V.	16,490	416,130	511	-	-	219,908	219,908
SQM Iberian S.A.	111,137	6,717	88,328	-	29,368	5,676	5,676
SQM Africa Pty Ltd.	113,764	1,226	99,253	124	21,470	(1,250)	(1,250)
SQM Oceania Pty Ltd.	9,107	-	6,720	-	1,667	558	558
SQM Beijing Commercial Co. Ltd.	2,179	-	59	-	-	(124)	(124)
SQM Thailand Limited	3,032	-	33	-	-	(69)	(69)
SQM Colombia SAS	41,881	234	40,906	18	11,686	684	684
SQM International NV	34,899	680	15,008	-	8,047	83	83
SQM Shanghai Chemicals Co. Ltd.	1,588,292	142	1,197,608	-	801,596	34,231	34,231
SQM Australia Pty Ltd.	119,130	542,465	216,917	28,870	-	(2,823)	(2,823)
SQM Korea LLC	103,024	544	102,469	-	42,322	21,855	21,855
SQM Holland B.V.	9,627	13,676	1,563	-	12,917	358	358
Subtotal	4,352,847	1,351,404	3,557,836	33,194	1,812,805	554,584	554,584
Total	11,769,048	7,140,630	9,233,177	455,519	3,202,627	2,239,314	2,240,322

Notes to the Consolidated Interim Financial Statements March 31, 2023

7.3	Non-controlling interests

	% of interests in the ownership	Profit (loss) attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
Subsidiary	held by non-controlling interests	As of March 31, 2023	As of March 31, 2022	As of March 31, 2023	As of March 31, 2022	As of March 31, 2023	As of March 31, 2022
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	847	(310)	9,833	8,072	-	-
Soquimich Comercial S.A.	39.36168%	796	1,521	26,203	26,489	796	1,521
Comercial Agrorama Ltda.	30.00000%	-	44	1	(594)	-	-
SQM Indonesia S.A.	20.00000%	-	-	-	1	-	-
SQM Thailand Limited	0.00200%	-	-	-	-	-	-
Total		1,643	1,255	36,037	33,968	796	1,521

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 8	Equity-accounted investees

8.1	Investments in associates recognized according to the equity method of accounting

As of March 31, 2023, and December 31, 2022, in accordance with criteria established in Note 2:

	Equity-accounted investees		Share in profit (loss) of associates accounted for using the equity method		Share in other comprehensive income of associates accounted for using the equity method		Share in total other comprehensive income of associates accounted for using the equity method
Associates	As of March 31, 2023	As of December 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022	For the year ended March 31, 2023	For the year ended March 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	17,947	17,654	1,429	1,744	-	-	1,429	1,744
Ajay Europe SARL	9,600	8,624	1,110	1,840	196	(98)	1,306	1,742
Azure Minerals Limited	13,372	-	-	-	-	-	-	-
Total	40,919	26,278	2,539	3,584	196	(98)	2,735	3,486

Notes to the Consolidated Interim Financial Statements March 31, 2023

					Dividends received for the periods ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	As of March 31, 2023	As of March 31, 2022
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	Emiratos Árabes	37%	-	3,000
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	1,003	-
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	-	-
Azure Minerals Limited	Mineral exploration in nickel, cobalt, gold and copper deposits	Level 1, 34 Colin Street West Perth, WA 6005	Australia	19.99%	-	-
Total					1,003	3,000

Notes to the Consolidated Interim Financial Statements March 31, 2023

8.2	Assets, liabilities, revenue and expenses of associates

	As of March 31, 2023				For the period ended as March 31, 2023
	Assets		Liabilities				Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	27,327	16,203	6,899	2	18,143	2,917	-	2,917
Ajay Europe SARL	35,405	2,024	18,229	-	21,719	2,221	5	2,226
Total	62,732	18,227	25,128	2	39,862	5,138	5	5,143

	As of December 31, 2022				For the period ended as March 31, 2022
	Assets		Liabilities				Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	30,455	15,972	10,395	2	18,508	3,560	-	5,560
Ajay Europe SARL	33,742	1,992	18,486	-	16,216	3,681	(8)	3,673
Total	64,197	17,964	28,881	2	34,724	7,241	(8)	7,233

Notes to the Consolidated Interim Financial Statements March 31, 2023

8.3	Disclosures regarding interests in associates

(a)	Transactions for the year ended March 31, 2023:

•	During the first quarter of 2023, the Company made an investment of ThUS$13,372 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). SQM and Azure have entered into an acquisition agreement under which SQM has the right to acquire 25% of all lithium products in which Azure has an interest on commercially competitive market terms.

(b)	Transactions for the year ended December 31, 2022

•	During February 2022, the Company received dividends of ThUS$ 3,000 from Abu Dhabi Fertilizer Industries WWL which triggered a income of ThUS$ 523 recorded in the line item other (losses), corresponding to the excess over the account receivable recognized in December 2021.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 9	Joint Ventures

9.1	Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of taxes		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
Joint Venture	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of March 31, 2022	As of March 31, 2023	As of March 31, 2022	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	21,152	20,793	(2,186)	6,010	698	1,811	(1,488)	7,821
Pavoni & C. Spa	7,437	7,315	72	267	59	(78)	131	189
Covalent Lithium Pty Ltd.	-	-	-	-	860	(42)	860	(42)
Total	28,589	28,108	(2,114)	6,277	1,617	1,691	(497)	7,968

Notes to the Consolidated Interim Financial Statements March 31, 2023

The amounts described in the following box represent subsidiaries of Vitas Fzco:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, for the period ended		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ended
Joint Venture	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of March 31, 2022	As of March 31, 2023	As of March 31, 2022	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria	75,720	14,667	(10,382)	4,748	-	(1,811)	(10,382)	2,937
SQM Vitas Perú S.A.C.	2,815	1,340	(177)	1,126	-	-	(177)	1,126
Total	78,535	16,007	(10,559)	5,874	-	(1,811)	(10,559)	4,063

					Dividends received for the period ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	As of March 31, 2023	As of March 31, 2022
					ThUS$	ThUS$
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Vitas Brasil Agroindustria	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C.	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Total					-	-

Notes to the Consolidated Interim Financial Statements March 31, 2023

9.2	Assets, liabilities, revenue and expenses from joint ventures

	As of March 31, 2023				For the period ended March 31, 2023
	Assets		Liabilities				Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,694	-	48	-	-	75	-	75
SQM Vitas Brasil Agroindustria (*)	66,108	6,406	41,951	-	26,887	(4,095)	245	(3,850)
SQM Vitas Perú S.A.C. (*)	49,953	6,991	40,465	66	12,086	(354)	-	(354)
Pavoni & C. Spa (*)	11,688	6,453	8,878	801	5,157	144	54	198
Covalent Lithium Pty Ltd.	2,435	3,002	4,677	3,955	-	-	1,628	1,628
Total	139,878	22,852	96,019	4,822	44,130	(4,230)	1,927	(2,303)

	As of December 31, 2022				For the period ended March 31, 2022
	Assets		Liabilities				Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,618	-	49	-	-	24	-	24
SQM Vitas Brasil Agroindustria (*)	73,045	6,111	45,894	-	38,203	9,447	(3,623)	5,824
SQM Vitas Perú S.A.C. (*)	59,196	7,285	49,596	117	16,550	2,552	-	2,552
Pavoni & C. Spa (*)	11,516	6,358	8,853	802	6,218	534	(156)	378
Covalent Lithium Pty Ltd.	2,077	3,088	7,062	3,017	-	-	(84)	(84)
Total	155,452	22,842	111,454	3,936	60,971	12,557	(3,863)	8,694

(*)	The financial figures presented correspond to the individual information of each join venture.

Notes to the Consolidated Interim Financial Statements March 31, 2023

9.3	Other Joint Venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	3,872	3,866	-	-	-	-
SQM Vitas Brasil Agroindustria	3,775	3,820	12,682	9,753	-	-
SQM Vitas Perú S.A.C.	886	2,208	21	82	66	117
Pavoni & C. Spa	1,283	1,088	3,541	4,951	-	-
Covalent Lithium Pty Ltd.	2,316	1,931	374	494	-	-
Total	12,132	12,913	16,618	15,280	66	117

	Depreciation and amortization expense for the year ending		Interest expense for the year ending		Income tax benefit (expense) for the year ending
Joint Venture	As of March 31, 2023	As of March 31, 2022	As of March 31, 2023	As of March 31, 2022	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	-	-	-	-	-	-
SQM Vitas Brasil Agroindustria	-	(86)	(160)	(66)	-	(853)
SQM Vitas Perú S.A.C.	(89)	(89)	(7)	(79)	(171)	(1,039)
Pavoni & C. Spa	(27)	(43)	(134)	(124)	(100)	(259)
Covalent Lithium Pty Ltd.	(42)	(71)	(6)	(12)	-	-
Total	(158)	(289)	(307)	(281)	(271)	(2,151)

Notes to the Consolidated Interim Financial Statements March 31, 2023

9.4	Disclosure of interests in joint ventures

a)	Transactions in the year 2023

•	As of March 31, 2023, there are no transactions to disclose.

b)	Transactions in the year 2022

•	As of December 31, 2022, there are no transactions to disclose.

9.5	Joint Operations

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce lithium hydroxide.

On February 17, 2021, the Board of Directors approved the investment in the Mount Holland lithium project in Western Australia. SQM’s share of the project investment is expected to be approximately US$700 million, between 2021 and 2025. The feasibility study confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide during the second half of 2024.

As of December 31, 2022, a total of US$537 million has been contributed to the Mt Holland lithium project. The revised investment budget for this project considers an outstanding investment balance of US$388 million.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 10	Cash and cash equivalents

10.1	Types of cash and cash equivalents

As of March 31, 2023, and December 31, 2022, cash and cash equivalents are detailed as follows:

Cash	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Cash on hand	34	43
Cash in banks	1,120,655	529,606
Total Cash	1,120,689	529,649

Cash equivalents	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	656,731	1,099,441
Short-term investments, classified as cash equivalents	311,143	1,026,146
Total cash equivalents	967,874	2,125,587
Total cash and cash equivalents	2,088,563	2,655,236

10.2	Short-term investments, classified as cash equivalents

As of March 31, 2023, and December 31, 2022, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	114,997	590,661
JP Morgan US dollar Liquidity Fund Institutional	196,146	435,485
Total	311,143	1,026,146

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

10.3	Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of March 31, 2023, and December 31, 2022 pledged assets are as follows:

Restricted cash balances	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	795	717
Total	795	717

Notes to the Consolidated Interim Financial Statements March 31, 2023

10.4	Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of March 31, 2023
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Peso	0.96%	03-03-2023	04-27-2023	102,668	953	103,621
Banco Crédito e Inversiones	Fixed term	Peso	0.95%	03-20-2023	04-19-2023	36,753	140	36,893
Itau Corpbanca	Fixed term	Peso	0.96%	03-02-2023	04-27-2023	103,316	992	104,308
Itau Corpbanca	Fixed term	Peso	0.96%	03-20-2023	04-19-2023	52,504	202	52,706
Itau Corpbanca	Fixed term	Peso	0.96%	03-06-2023	04-27-2023	61,404	511	61,915
Itau Corpbanca	Fixed term	Peso	0.96%	03-08-2023	04-27-2023	20,318	156	20,474
Scotiabank Sud Americano	Fixed term	Peso	0.97%	03-06-2023	04-27-2023	102,415	865	103,280
Scotiabank Sud Americano	Fixed term	Peso	0.96%	03-06-2023	04-27-2023	40,936	341	41,277
Scotiabank Sud Americano	Fixed term	Peso	0.97%	03-08-2023	04-27-2023	102,396	791	103,187
Banco Crédito e Inversiones	Fixed term	Dollar	0.55%	03-31-2023	05-02-2023	5,800	-	5,800
Banco de Chile	Fixed term	Dollar	1.25%	02-07-2023	04-28-2023	3,000	24	3,024
Banco de Chile	Fixed term	Dollar	1.16%	02-10-2023	04-28-2023	2,200	16	2,216
Banco Estado	Fixed term	Dollar	0.58%	03-22-2023	04-24-2023	1,000	1	1,001
Banco Estado	Fixed term	Dollar	0.63%	03-28-2023	05-02-2023	1,500	1	1,501
Banco Santander - Santiago	Fixed term	Dollar	0.91%	02-28-2023	04-28-2023	3,500	17	3,517
Banco Santander - Santiago	Fixed term	Dollar	0.80%	03-06-2023	04-24-2023	700	3	703
Itau Corpbanca	Fixed term	Dollar	1.23%	02-08-2023	04-28-2023	1,500	12	1,512
Itau Corpbanca	Fixed term	Dollar	1.31%	01-10-2023	04-03-2023	700	9	709
Itau Corpbanca	Fixed term	Dollar	1.38%	01-17-2023	04-14-2023	500	6	506
Itau Corpbanca	Fixed term	Dollar	1.17%	02-01-2023	04-17-2023	800	7	807
Itau Corpbanca	Fixed term	Dollar	0.97%	02-23-2023	04-28-2023	800	4	804
Itau Corpbanca	Fixed term	Dollar	0.74%	03-08-2023	04-21-2023	3,000	12	3,012
Scotiabank Sud Americano	Fixed term	Peso	0.22%	03-28-2023	04-04-2023	697	1	698
Scotiabank Sud Americano	Fixed term	Dollar	1.28%	01-09-2023	04-03-2023	800	10	810
Scotiabank Sud Americano	Fixed term	Dollar	1.25%	01-11-2023	04-03-2023	800	9	809
Scotiabank Sud Americano	Fixed term	Dollar	1.01%	01-31-2023	04-06-2023	1,000	9	1,009
Scotiabank Sud Americano	Fixed term	Peso	0.32%	03-31-2023	04-10-2023	632	-	632
Total						651,639	5,092	656,731

Notes to the Consolidated Interim Financial Statements March 31, 2023

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2022
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	42,998	609	43,607
Banco Crédito e Inversiones	Fixed term	Peso	0.94%	12-15-2022	01-25-2023	100,817	537	101,354
Itau Corpbanca	Fixed term	Peso	0.96%	12-06-2022	01-05-2023	41,421	343	41,764
Itau Corpbanca	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	100,660	644	101,304
Itau Corpbanca	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	32,248	458	32,706
Itau Corpbanca	Fixed term	Peso	0.95%	11-16-2022	01-25-2023	73,831	1,070	74,901
Itau Corpbanca	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	30,146	183	30,329
Santander	Fixed term	Peso	0.95%	12-16-2022	01-25-2023	103,288	523	103,811
Santander	Fixed term	Peso	0.94%	12-06-2022	01-05-2023	20,710	168	20,878
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	50,330	322	50,652
Scotiabank Sud Americano	Fixed term	Peso	0.98%	12-13-2022	01-25-2023	100,487	621	101,108
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	70,341	428	70,769
Scotiabank Sud Americano	Fixed term	Peso	0.97%	12-14-2022	01-25-2023	100,258	584	100,842
Scotiabank Sud Americano	Fixed term	Dollar	4.54%	11-21-2022	01-25-2023	82,000	424	82,424
Sumitomo Mitsui Banking	Fixed term	Dollar	4.54%	11-21-2022	01-25-2023	122,000	631	122,631
Banco Crédito e Inversiones	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	2,000	7	2,007
Banco Crédito e Inversiones	Fixed term	Dollar	0.44%	12-01-2022	01-03-2023	1,500	6	1,506
Banco Crédito e Inversiones	Fixed term	Peso	0.22%	12-30-2022	01-06-2023	2,103	1	2,104
Banco de Chile	Fixed term	Dollar	0.95%	12-12-2022	02-14-2023	600	2	602
Itau Corpbanca	Fixed term	Dollar	1.02%	12-13-2022	02-16-2023	500	2	502
Itau Corpbanca	Fixed term	Dollar	0.46%	11-30-2022	01-03-2023	1,000	4	1,004
Itau Corpbanca	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	700	2	702
Itau Corpbanca	Fixed term	Dollar	1.07%	12-21-2022	02-27-2023	1,700	3	1,703
Scotiabank Sud Americano	Fixed term	Dollar	0.66%	12-07-2022	01-27-2023	1,000	3	1,003
Scotiabank Sud Americano	Fixed term	Dollar	0.64%	11-16-2022	01-03-2023	2,500	15	2,515
Scotiabank Sud Americano	Fixed term	Dollar	0.72%	12-28-2022	02-13-2023	2,200	1	2,201
Scotiabank Sud Americano	Fixed term	Dollar	0.96%	12-30-2022	03-03-2023	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.58%	11-22-2022	01-03-2023	1,500	8	1,508
Scotiabank Sud Americano	Fixed term	Dollar	0.38%	12-16-2022	01-13-2023	1,500	3	1,503
Scotiabank Sud Americano	Fixed term	Dollar	0.87%	12-22-2022	02-16-2023	1,000	1	1,001
Total						1,091,838	7,603	1,099,441

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 11	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Raw material	37,296	27,035
Production supplies	78,677	68,426
Products-in-progress	747,090	590,946
Finished product	1,034,077	1,097,874
Total	1,897,140	1,784,281

As of March 31, 2023, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 552,919 and as of December 31, 2022 was ThUS$ 513,209 (including products in progress). As of March 31, 2023, bulk inventories recognized within work in progress were ThUS$ 160,859, while as of December 31, 2022 this value amounted to ThUS$ 122,284.

As of March 31, 2023, bulk inventories recognized within finished goods were ThUS$ 176,146 as of December 31, 2022, this value amounted to ThUS$ 198,796.

As of March 31, 2023, and December 2022, recognized inventory allowances recognized, amounted to ThUS$ 103,486 and ThUS$ 104,057, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Raw material and supplies for production	5,134	4,186
Products-in-progress	82,162	83,499
Finished product	16,190	16,372
Total	103,486	104,057

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Interim Financial Statements March 31, 2023

As of March 31, 2023, and December 31, 2022, movements in provisions are detailed as follows:

Conciliation	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Beginning balance	104,057	75,892
Increase in Lower Value	(203)	29,693
Additional Provision Differences of Inventory	32	(161)
Provision Used	(400)	(1,367)
Total changes	(571)	28,165
Final balance	103,486	104,057

For further details, see accounting policy for inventory measurement in Note 3.15

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 12	Related party disclosures

12.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

12.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements March 31, 2023

12.3	Detailed identification of related parties and subsidiaries

As of March 31, 2023 and December 31, 2022, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A. (2)	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Notes to the Consolidated Interim Financial Statements March 31, 2023

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Kore Potash PLC	United Kingdom	Dollar	Associate
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(2)	This Company was liquidated in December 2022

Notes to the Consolidated Interim Financial Statements March 31, 2023

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Peso	Other related parties

Notes to the Consolidated Interim Financial Statements March 31, 2023

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
76.389.727-3	Sociedad Periodística El Libero	Chile	Other related parties
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
10.581.580-8	Gonzalo Guerrero Yamamoto	Chile	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Other related parties
65.204.189-2	Fundación para el desarrollo social	Chile	Other related parties
82.135.600-8	Instituto Chileno administración empresas	Chile	Other related parties
76.184.068-1	Nitratos de Chile S.A.	Chile	Other related parties
76.165.311-3	Potasios de Chile S.A.	Chile	Other related parties
96.532.830-0	Sociedad Inversiones Oro Blanco S.A.	Chile	Other related parties
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	Chile	Other related parties
65.614.340-1	Corporación Endeavor Chile	Chile	Other related parties

Notes to the Consolidated Interim Financial Statements March 31, 2023

12.4	Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company’s common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of March 31, 2023 and 2022, the detail of significant transactions with related parties is as follows:

Tax ID No	Name	Nature	Country of origin	Transaction	As of March 31, 2023	As of March 31, 2022
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	12,326	10,099
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	8,262	9,418
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	1,003	-
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	Emiratos Árabes	Dividends	-	3,000
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	15,460	17,496
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	23	7,654
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	1,430	2,024
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(13,537)	(13,547)
Chile	Norte Grande S.A.	Other related parties	Chile	Client	11	37
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(5)	(15)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(8)	(6)
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(39)	(33)
Chile	Gonzalo Guerrero Yamamoto	Other related parties	Chile	Service Provider	-	(12)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(904)	(126)
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	(27)	-
Chile	Nitratos de Chile S.A.	Other related parties	Chile	Client	11	-
Chile	Potasios de Chile S.A.	Other related parties	Chile	Client	11	-
Chile	Sociedad Inversiones Oro Blanco S.A.	Other related parties	Chile	Client	11	-
Chile	Sociedad de Inversiones Pampa Calichera S.A.	Other related parties	Chile	Client	11	-
Chile	Corporación Endeavor Chile	Other related parties	Chile	Service Provider	(40)	-

Notes to the Consolidated Interim Financial Statements March 31, 2023

12.5	Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of March 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
Extranjero	Ajay Europe S.A.R.L.	Associate	France	Euro	10,806	7,967
Extranjero	Ajay North America LL.C.	Associate	United States of America	Dollar	5,394	8,354
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	5
Extranjero	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	22,424	32,054
Extranjero	SQM Vitas Perú S.A.C.	Other related parties	Perú	Dollar	29,703	31,081
Extranjero	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	232
Extranjero	Pavoni & C. SpA	Joint venture	Italy	Euro	1,690	888
Extranjero	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	517	1,041
Total					70,771	81,622

As of March 31, 2023 and December 31, 2022, receivables are net of provision for ThUS$ 1,251 and ThUS$ 1,378, respectively.

12.6	Other disclosures:

Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 13	Financial instruments

13.1	Types of other current and non-current financial assets

Description of other financial assets	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Financial assets at amortized cost (1)	745,944	950,167
Derivative financial instruments
- For hedging	15,042	7,014
- Non-hedging (2)	5,126	4,174
Total other current financial assets	766,112	961,355
Financial assets at fair value through other comprehensive income	7,878	9,497
Derivative financial instruments
- For hedging	39,916	22,606
Other financial assets at amortized cost	23	23
Total other non-current financial assets	47,817	32,126

Institution	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Banco de Crédito e Inversiones	34,373	187,707
Banco Santander (3)	59,321	51,444
Banco Itaú CorpBanca	46,505	15,048
Banco Estado	86,294	85,055
Banco de Chile	-	150,259
Scotiabank Sud Americano	306,534	250,362
Sumitomo Mitsui Banking	212,917	210,292
Total	745,944	950,167

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3)	As of March 31, 2023, and December 31, 2022, no margin calls were recorded

Notes to the Consolidated Interim Financial Statements March 31, 2023

13.2	Trade and other receivables

	As of March 31, 2023			As of December 31, 2022
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	1,491,201	-	1,491,201	1,002,223	-	1,002,223
Prepayments, current	76,188	-	76,188	38,709	-	38,709
Other receivables, current	24,866	2,567	27,433	16,648	2,091	18,739
Guarantee deposits (1)	29,873	-	29,873	29,840	-	29,840
Total trade and other receivables	1,622,128	2,567	1,624,695	1,087,420	2,091	1,089,511

See discussion about credit risk in Note 4.2.

	As of March 31, 2023			As of December 31, 2022
Trade and other receivables	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	1,496,900	(5,699)	1,491,201	1,006,982	(4,759)	1,002,223
Prepayments, current	76,972	(784)	76,188	39,493	(784)	38,709
Other receivables, current	28,431	(3,565)	24,866	19,920	(3,272)	16,648
Guarantee deposits (1)	29,873	-	29,873	29,840	-	29,840
Other receivables, non-current	2,567	-	2,567	2,091	-	2,091
Total trade and other receivables	1,634,743	(10,048)	1,624,695	1,098,326	(8,815)	1,089,511

(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.

The acquisition cost totals CNY 869 million (ThUS$ 126,448) broken down into a deposit of CNY 204,5 million (ThUS$ 29,322) paid in the first quarter of 2023, CNY 57.5 million (ThUS$ 8,367) in the second quarter of 2023 and the remaining balance would be paid subject to the fulfillment of various conditions precedent in the second quarter of 2023. The Company´s payments would be backed by various guarantees granted by the seller and any failure to fulfil the conditions required by the contract would be considered a material breach of contract, giving the Company the right to demand the restitution of the amounts already paid.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(a)	Renegotiated portfolio

As of March 31, 2023, and December 31, 2022 the detail of the renegotiated portfolio is as follows:

As of March 31, 2023
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	955	1,466,010	1	12
1 - 30 days	164	14,119	-	-
31 - 60 days	41	10,557	6	602
61 - 90 days	7	610	5	180
91 - 120 days	4	649	3	160
121 - 150 days	5	80	3	183
151 - 180 days	11	5	3	254
181 - 210 days	4	8	-	-
211 - 250 days	1	2	-	-
>250 days	168	3,089	52	380
Total	1,360	1,495,129	73	1,771

As of December 31, 2022
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	997	967,853	12	276
1 - 30 days	149	30,116	4	71
31 - 60 days	25	1,352	2	105
61 - 90 days	2	2,632	3	704
91 - 120 days	10	235	-	-
121 - 150 days	1	84	-	-
151 - 180 days	2	180	1	7
181 - 210 days	4	67	2	27
211 - 250 days	7	192	3	54
>250 days	76	2,726	55	301
Total	1,273	1,005,437	82	1,545

Notes to the Consolidated Interim Financial Statements March 31, 2023

(b)	Impairment provision for doubtful receivables

As of March 31, 2023
	Trade accounts receivable days past due						Trade
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	0%	3%	6%	14%	59%	-	-
Total Gross Book Value	1,466,022	14,119	11,159	790	4,810	1,496,900	72,022
Impairment Estimate	1,698	414	638	108	2,841	5,699	1,251

As of December 31, 2022
	Trade accounts receivable days past due						Trade
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	7%	6%	81%	-	-
Total Gross Book Value	968,129	30,187	1,457	3,336	3,873	1,006,982	83,000
Impairment Estimate	948	391	108	186	3,126	4,759	1,378

As of March 31, 2023, and December 31, 2022, movements in provisions are as follows:

Provisions	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	10,193	14,716
Increase (decrease) impairment of accounts receivable	977	(3,369)
Difference in exchange rate	129	(1,154)
Impairment provision of Accounts Receivable Provision at the end of the year	11,299	10,193
(1) Trade and other Receivables Provision	5,699	4,759
(2) Current Other Receivables Provision	4,349	4,056
(3) Trade receivables with related parties, current Provision	1,251	1,378

Impairment provision of Accounts Receivable Provision	11,299	10,193
Renegotiated receivables	349	356
Non-renegotiated receivables	10,950	9,837

Notes to the Consolidated Interim Financial Statements March 31, 2023

13.3	Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of March 31, 2023	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	15,042	36,986	-	-
Long term	36,048	2,541	-	-
Subtotal	51,090	39,527	22,642	(11,079)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Long term	3,868	-	-	3,868
Subtotal	3,868	-	-	3,868
Underlying Investments Hedge	54,958	39,527	22,642	(7,211)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	5,126	2,871	-	-
Underlying Investments Hedge	5,126	2,871	10,447	-
Total Instruments	60,084	42,398	33,089	(7,211)

As of December 31, 2022	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	7,014	42,754	-	-
Long term	15,467	19,772	-	-
Subtotal	22,481	62,526	(12,939)	(27,106)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Long term	7,139	-	-	7,139
Subtotal	7,139	-	-	7,139
Underlying Investments Hedge	29,620	62,526	(12,939)	(19,967)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	4,174	5,816	-	-
Underlying Investments Hedge	4,174	5,816	38,653	-
Total Instruments	33,794	68,342	25,714	(19,967)

(1) See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 20.4.

Notes to the Consolidated Interim Financial Statements March 31, 2023

The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and March 31, 2023, and January 1 and December 31, 2022.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2022	Cash Flow	Income statement	Equity and Others	As of March 31, 2023
Hedge-to-debt derivatives	(10,061)	1,814	38,730	13,935	44,418
Hedging derivatives to investment	(29,984)	14,745	(20,966)	3,351	(32,854)
Non-hedging derivatives disbursement SQM Australia Pty	7,139	1,259	-	(4,530)	3,868
Non-hedging derivatives	(1,643)	(6,550)	10,447	-	2,254

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	98,773	UF	01/05/2024
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	106,933	UF	06/01/2030

Effectiveness

The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms.

The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

13.4	Financial liabilities

Other current and non-current financial liabilities

As of March 31, 2023 and December 31, 2022, the detail is as follows:

Other current and non-current	As of March 31, 2023			As of December 31, 2022
financial liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	159,242	206,456	365,698	130,840	197,522	328,362
Obligations with the public	338,016	2,208,587	2,546,603	343,589	2,176,994	2,520,513
Derivative financial instruments
For hedging	36,986	2,541	39,527	42,754	19,772	62,526
Non-Hedging	2,871	-	2,871	5,816	-	5,816
Total	537,115	2,417,584	2,954,699	522,999	2,394,218	2,917,217

Notes to the Consolidated Interim Financial Statements March 31, 2023

a)	Bank borrowings, current:

As of March 31, 2023, the detail of this caption is as follows:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	United States of America	Dollar	Upon maturity	05-30-2023	0.97%	5.22%
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06-20-2023	6.28%	6.08%
79.947.100-0	SQM Industrial S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	04-19-2023	5.61%	5.61%
79.626.800-K	SQM Salar S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	04-19-2023	5.61%	5.61%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	04-19-2023	5.74%	5.74%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	04-19-2023	5.47%	5.47%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/Korea	Dollar	Upon maturity	06-21-2023	8.01%	5.93%

Debtor	Creditor	Nominal amounts as of March 31, 2023			Current amounts as of March 31, 2022
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	70,000	-	70,000	71,499	-	71,499	(90)	71,409
SQM S.A.	Bank of Nova Scotia	-	-	-	3,448	-	3,448	(838)	2,610
SQM S.A.	Banco Santander	25,000	-	25,000	25,042	-	25,042	-	25,042
SQM S.A.	Banco Santander/Kexim	-	-	-	132	-	132	(55)	77
SQM S.A.	BCI	50,000	-	50,000	50,088	-	50,088	-	50,088
SQM Industrial S.A.	Banco Santander	5,000	-	5,000	5,008	-	5,008	-	5,008
SQM Salar S.A.	Banco Santander	5,000	-	5,000	5,008	-	5,008	-	5,008
Total		155,000	-	155,000	160,225	-	160,225	(983)	159,242

Notes to the Consolidated Interim Financial Statements March 31, 2023

As of December 31, 2022

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	United States of America	Dollar	Upon maturity	05-30-2023	0.97%	5.22%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Itaú	Chile	Dollar	Upon maturity	01-05-2023	4.50%	4.50%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	01-05-2023	4.59%	4.59%

Debtor	Creditor	Nominal amounts as of December 31, 2022			Current amounts as of December 31, 2022
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	70,000	-	70,393	70,393	(149)	70,244
SQM S.A.	Itaú	20,000	-	20,000	20,062	-	20,062	-	20,062
SQM S.A.	Banco Estado	40,000	-	40,000	40,128	-	40,128	-	40,128
SQM S.A.	Scotiabank	-	-	-	406	-	406	-	406
Total		60,000	70,000	130,000	60,596	70,393	130,989	(149)	130,840

b)	Unsecured obligations, current:

As of March 31, 2023, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	07/28/2023	US$	Semiannual	Upon maturity	1.00%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	0.56%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2023	US$	Semiannual	Upon maturity	3.01%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	07/22/2023	US$	Semiannual	Upon maturity	3.72%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	09/10/2023	US$	Semiannual	Upon maturity	3.38%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	07/05/2023	UF	Semiannual	Semiannual	1.17%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	08/01/2023	UF	Semiannual	Upon maturity	1.76%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	07/15/2023	UF	Semiannual	Upon maturity	1.56%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2023	UF	Semiannual	Upon maturity	2.63%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Interim Financial Statements March 31, 2023

			Nominal amounts as of March 31, 2023			Carrying amounts of maturities as of March 31, 2023
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MMUS$250	-	1,914	1,914	-	1,914	1,914	(433)	1,481
SQM S.A.	Chile	MMUS$300	305,377	-	305,377	305,377	-	305,377	-	305,377
SQM S.A.	Chile	MMUS$450	7,650	-	7,650	7,650	-	7,650	(678)	6,972
SQM S.A.	Chile	MMUS$400	-	3,258	3,258	-	3,258	3,258	(235)	3,023
SQM S.A.	Chile	MMUS$700	-	1,429	1,429	-	1,429	1,429	(555)	874
SQM S.A.	Chile	H	-	17,692	17,692	-	17,692	17,692	(172)	17,520
SQM S.A.	Chile	O	-	424	424	-	424	424	(82)	342
SQM S.A.	Chile	P	-	919	919	-	919	919	(12)	907
SQM S.A.	Chile	Q	-	1,540	1,540	-	1,540	1,540	(20)	1,520
Total			313,027	27,176	340,203	313,027	27,176	340,203	(2,187)	338,016

As of December 31, 2022

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2023	US$	Semiannual	Upon maturity	1.17%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	0.56%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2023	US$	Semiannual	Upon maturity	3.01%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2023	US$	Semiannual	Upon maturity	3.79%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	03/10/2023	US$	Semiannual	Upon maturity	3.44%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2023	UF	Semiannual	Semiannual	1.23%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2023	UF	Semiannual	Upon maturity	1.89%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2023	UF	Semiannual	Upon maturity	1.72%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2023	UF	Semiannual	Upon maturity	2.63%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Interim Financial Statements March 31, 2023

			Nominal amounts as of December 31, 2022			Carrying amounts of maturities as of December 31, 2022
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	302,658	302,658	-	302,658	302,658	(170)	302,488
SQM S.A.	Chile	MUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	MUS$400	7,508	-	7,508	7,508	-	7,508	(237)	7,271
SQM S.A.	Chile	MUS$700	-	7,554	7,554	-	7,554	7,554	(555)	6,999
SQM S.A.	Chile	H	17,566	-	17,566	17,566	-	17,566	(172)	17,394
SQM S.A.	Chile	O	965	-	965	965	-	965	(82)	883
SQM S.A.	Chile	P	1,830	-	1,830	1,830	-	1,830	(12)	1,818
SQM S.A.	Chile	Q	-	351	351	-	351	351	(20)	331
Total			32,517	313,432	345,949	32,517	313,432	345,949	(2,360)	343,589

Notes to the Consolidated Interim Financial Statements March 31, 2023

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans as of March 31, 2023:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	Canada	USD	Upon maturity	5.37%	6.08%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/Korea	USD	Upon maturity	2.30%	5.93%

Debtor	Creditor	Nominal non-current maturities as of March 31, 2023				Carrying amounts of maturities as of March 31, 2023
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	200,000	-	200,000	-	200,000	-	200,000	(1,439)	198,561
SQM S.A.	Banco Santander/Kexim	-	-	10,000	10,000	-	-	10,000	10,000	(2,105)	7,895
Total		-	200,000	10,000	210,000	-	200,000	10,000	210,000	(3,544)	206,456

As of December 31, 2022

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	2.33%	3.19%
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank	Canada	USD	Upon maturity	5.10%	6.08%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2022				Carrying amounts of maturities as of December 31, 2022
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	-	-	-	-	-	-
SQM S.A.	Scotiabank	-	200,000	-	200,000	-	200,000	-	200,000	(2,478)	197,522
Total		-	200,000	-	200,000	-	200,000	-	200,000	(2,478)	197,522

Notes to the Consolidated Interim Financial Statements March 31, 2023

d)	Non-current unsecured interest-bearing bonds

The following table shows the details of “unsecured debentures that accrue non-current interest” as of March 31, 2023:

			Number of
Debtor			registration or ID of			Currency or	Periodicity
Tax ID No.	Company	Country	the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.24%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

	Nominal non-current maturities as of March 31, 2023						Carrying amounts of maturities as of March 31, 2023
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(361)	249,639
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(3,499)	446,501
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,055)	393,945
MUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,203)	684,797
H	-	-	-	-	98,202	98,202	-	-	-	-	98,202	98,202	(991)	97,211
O	-	-	-	-	67,513	67,513	-	-	-	-	67,513	67,513	(720)	66,793
P	-	-	-	-	135,026	135,026	-	-	-	-	135,026	135,026	(49)	134,977
Q	-	-	-	-	135,027	135,027	-	-	-	-	135,027	135,027	(303)	134,724
Total	-	-	250,000	-	1,985,768	2,235,768	-	-	250,000	-	1,985,768	2,235,768	(27,181)	2,208,587

Notes to the Consolidated Interim Financial Statements March 31, 2023

As of December 31, 2022

			Number of
Debtor			registration or ID of			Currency or	Periodicity
Tax ID No.	Company	Country	the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2022						Carrying amounts of maturities as of December 31, 2022
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(469)	249,531
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(3,666)	446,334
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,112)	393,888
MUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,341)	684,659
H	-	-	-	-	96,967	96,967	-	-	-	-	96,967	96,967	(1,034)	95,933
O	-	-	-	-	61,536	61,536	-	-	-	-	61,536	61,536	(741)	60,795
P	-	-	-	-	123,072	123,072	-	-	-	-	123,072	123,072	(52)	123,020
Q	-	-	-	-	123,073	123,073	-	-	-	-	123,073	123,073	(309)	122,764
Total	-	-	250,000	-	1,954,648	2,204,648	-	-	250,000	-	1,954,648	2,204,648	(27,724)	2,176,924

Notes to the Consolidated Interim Financial Statements March 31, 2023

e)	Additional information

Bonds

The details of each issuance are as follows:

(i)	Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 equivalent to ThUS$ 139,216 at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in July, 2019.

During 2021, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 14,870 with an associated cross currency swap hedge loss of ThUS$ 760.For more details on restrictions. See Note 20.1.

During 2022, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 13,117 with an associated cross currency swap hedge loss of ThUS$ 993.

During 2023, amortization of principal amounted to UF 181,818.18, equivalent to ThUS$ 7,478 with an associated cross currency swap hedge gain of Th US$442.

As of March 31, 2023, and 2022, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

Payments made	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Payments of interest, Series H bonds	2,715	2,724
CCS Coverage	660	1,101

(ii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%. See more details with respect a restriction in Note 20.1.

As of March 31, 2023, and 2022, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

Payments made	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Payment of interest, Series O bonds	1,239	1,097
CCS Coverage	136	246

Notes to the Consolidated Interim Financial Statements March 31, 2023

(iii)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the SEC. The bond is for a 10-year term with an annual coupon rate of 3.625%.

As of March 31, 2023, and 2022, no payments have been made.

(iv)	Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company issued unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.

As of March 31, 2023, and 2022, the following payments have been made:

Payments made	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Payment of interest	5,469	5,469

(v)	Series “P” bonds

The Company on March 31, 2018 issued the placement on the stock market of the Series “P” bond (the “Bonds” Series P) with a value of UF 3,000,000, with a charge to the 10 years Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

As of March 31, 2023, and 2022, the following payments and their associated CCS have been made:

Payments made	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Payment of interest series P	2,067	1,843
CCS Coverage	1,439	1,663

Notes to the Consolidated Interim Financial Statements March 31, 2023

(vi)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2019 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in UF, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

As of March 31, 2023, and 2022, no payments have been made.

(vii)	Single series fifth issue bonds ThUS$ 450

On May 7, 2019, the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029 and carry an interest rate of 4.25% per annum.

As of March 31, 2023, and 2022, no payments have been made:

(viii)	Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050.

As of March 31, 2023, and 2022, the following payments have been made:

Payments made	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Payment of interest	8,500	8,500

Notes to the Consolidated Interim Financial Statements March 31, 2023

(ix)	Single series seventh issue bonds MUS$ 700

On September 10, 2021, the Company has placed unsecured bonds in international markets for US$ 700 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 3.50% and a maturity in the year 2051.

As of March 31, 2023, and 2022, the following payments have been made:

Payments made	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Payment of interest	12,250	-

Notes to the Consolidated Interim Financial Statements March 31, 2023

13.5	Trade and other payables

a)	Details trade and other payables

	As of March 31, 2023			As of December 31, 2022
Details trade and other payables	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	333,982	-	333,982	358,711	-	358,711
Other accounts payable	1,993	-	1,993	1,438	-	1,438
Prepayments from customers	75,452	-	75,452	14,640	-	14,640
Total	411,427	-	411,427	374,789	-	374,789

As of March 31, 2023, and December 31, 2022, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of March 31, 2023
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	297,334	2,369	224	44	4	-	299,975
Services	79,380	123	16	40	88	-	79,647
Others	20,974	-	-	-	1	-	20,975
Total	397,688	2,492	240	84	93	-	400,597

	Amounts according to payment periods as of December 31, 2022
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	239,108	786	877	339	-	-	241,110
Services	91,499	1,270	73	-	65	-	92,907
Others	34,325	-	-	-	-	-	34,325
Total	364,932	2,056	950	339	65	-	368,342

Notes to the Consolidated Interim Financial Statements March 31, 2023

Suppliers past due on payments

	Amounts according to payment periods as of March 31, 2023
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	950	855	156	8	48	-	2,017
Services	6,586	98	24	5	52	-	6,765
Others	12	15	2	-	26	-	55
Total	7,548	968	182	13	126	-	8,837

	Amounts according to payment periods as of December 31, 2022
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	1,294	135	64	24	1,363	-	2,880
Services	1,548	174	20	1	196	-	1,939
Others	136	27	-	-	27	-	190
Total	2,978	336	84	25	1,586	-	5,009

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of March 31, 2023, the Company has purchase orders amounting to ThUS$ 216,777 and ThUS$ 191,319 as of December 31, 2022.

Notes to the Consolidated Interim Financial Statements March 31, 2023

13.6	Financial asset and liability categories

a)	Financial Assets

	As of March 31, 2023			As of December 31, 2022
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	2,088,563	-	2,088,563	2,655,236	-	2,655,236
Trade receivables due from related parties at amortized cost	70,771	-	70,771	81,622	-	81,622
Financial assets measured at amortized cost	745,944	23	745,967	950,167	23	950,190
Trade and other receivables	1,622,128	2,567	1,624,695	1,087,420	2,091	1,089,511
Total financial assets measured at amortized cost	4,527,406	2,590	4,529,996	4,774,445	2,114	4,776,559
Financial instruments for hedging purposes	15,042	-	15,042	7,014	-	7,014
Financial instruments held for trading	5,126	-	5,126	4,174	-	4,174
Financial assets classified as available for sale at fair value through equity	-	7,878	7,878	-	9,497	9,497
Total financial assets at fair value	20,168	7,878	28,046	11,188	9,497	20,685
Total financial assets	4,547,574	10,468	4,558,042	4,785,633	11,611	4,797,244

Notes to the Consolidated Interim Financial Statements March 31, 2023

b)	Financial Liabilities

	As of March 31, 2023			As of December 31, 2022
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	36,986	2,541	39,527	42,754	19,772	62,526
Held for trading at fair value through profit or loss	2,871	-	2,871	5,816	-	5,816
Financial liabilities at fair value	39,857	2,541	42,398	48,570	19,772	68,342
Bank loans	159,242	206,456	365,698	130,840	197,522	328,362
Obligations to the public	338,016	2,208,587	2,546,603	343,589	2,176,924	2,520,513
Lease Liabilities	12,630	50,155	62,785	12,149	49,585	61,734
Trade and other payables	411,427	-	411,427	374,789	-	374,789
Total financial liabilities at amortized cost	921,315	2,465,198	3,386,513	861,367	2,424,031	3,285,398
Total financial liabilities	961,172	2,467,739	3,428,911	909,937	2,443,803	3,353,740

Notes to the Consolidated Interim Financial Statements March 31, 2023

13.7	Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

(b)	Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c)	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Interim Financial Statements March 31, 2023

	As of March 31, 2023			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	2,088,563	2,088,563	-	2,088,563	-	-
Other current financial assets
- Time deposits	745,944	745,944	-	-	745,944	-
- Derivative financial instruments
- Forwards	-	-	4,795	-	4,795	-
- Options	-	-	331	-	331	-
- Hedging assets	-	-	1,687	-	1,687	-
- Swaps	-	-	13,355	-	13,355	-
Non-current accounts receivable	2,567	2,567	-	-	-	-
Other non-current financial assets:
- Other	23	23	-	-	23	-
- Equity instruments	-	-	7,878	7,878	-	-
- Hedging assets – Swaps	-	-	39,916	39,916	-	-
Other current financial liabilities
- Bank borrowings	159,242	159,242	-	-	159,242	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,212	-	2,212	-
- Options	-	-	659	-	659	-
- Hedging liabilities – Swaps	-	-	4,132	-	4,132	-
- Swaps hedges, investments	-	-	32,854	-	32,854	-
- Unsecured obligations	338,016	338,016	-	-	338,016	-
Other non-current financial liabilities
- Bank borrowings	206,456	206,456	-	-	206,456	-
- Unsecured obligations	2,208,587	2,208,587	-	-	2,208,587	-

Notes to the Consolidated Interim Financial Statements March 31, 2023

	As of December 31, 2022			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	2,655,236	2,655,236	-	2,655,236	-	-
Other current financial assets
- Time deposits	950,167	950,167	-	-	950,167	-
- Derivative financial instruments
- Forwards	-	-	3,704	-	3,704	-
- Options	-	-	470	-	470	-
- Hedging assets	-	-	7,014	-	7,014	-
- Swaps	-	-	-	-	-	-
Non-current accounts receivable	2,091	2,091	-	-	-	-
Other non-current financial assets:
- Other	23	23	-	-	23	-
- Equity instruments	-	-	9,497	9,497	-	-
- Hedging assets – Swaps	-	-	22,606	22,606	-	-
Other current financial liabilities
- Bank borrowings	130,840	130,840	-	-	130,840	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	4,849	-	4,849	-
- Options	-	-	968	-	968	-
- Hedging liabilities – Swaps	-	-	42,754	-	42,754	-
- Swaps hedges, investments	-	-	-	-	-	-
- Unsecured obligations	343,589	343,589	-	-	343,589	-
Other non-current financial liabilities
- Bank borrowings	197,522	196,598	-	-	196,598	-
- Unsecured obligations	2,176,924	2,476,924	-	-	2,476,924	-
- Non-current hedging liabilities	-	-	19,772	-	19,772	-

Notes to the Consolidated Interim Financial Statements March 31, 2023

13.8	Reconciliation of net debt and lease liabilities.

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The definition of the net debt is described in Note 20.1. and includes current and non-current lease liabilities to complete its analysis.

Net debt	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Cash and cash equivalents	2,088,563	2,655,236
Other current financial assets	766,112	961,355
Other non-current financial hedge assets	39,916	22,606
Other current financial liabilities	(537,115)	(522,999)
Lease liabilities, current	(12,630)	(12,149)
Other non-current financial liabilities	(2,417,584)	(2,394,218)
Non-current Lease liabilities	(50,155)	(49,585)
Total	(122,893)	660,246

		From cash flow			Not from cash flow
Cash and cash equivalents	As of December 31, 2022	Amounts from loans	Amounts from interests	Other cash income/expenses	Income statement	Equity and others	As of March 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,848,875)	(27,522)	32,467	2,225	(70,596)	-	(2,912,301)
Current and non-current lease liabilities	(61,734)	3,134	360	-	(4,545)	-	(62,785)
Financial instruments derived from hedging	(29,984)	-	-	14,745	(20,966)	3,351	(32,854)
Current and Non-Current Financial Liabilities	(2,940,593)	(24,388)	32,827	16,970	(96,107)	3,351	(3,007,940)
Cash and cash equivalents	2,655,236	-	-	(626,258)	59,585	-	2,088,563
Debt Hedging Derivative Financial Instruments	(10,061)	(422)	2,236	-	38,730	13,935	44,418
Non-hedging Derivatives on Other Financial Assets	(1,643)	-	-	(6,550)	10,447	-	2,254
Deposits that do not qualify as cash and cash equivalents	950,168	-	(19,950)	(239,320)	55,046	-	745,944
Derivatives for investment hedges SQM Australia	7,139	-	-	1,259	-	(4,530)	3,868
Total	660,246	(24,810)	15,113	(853,899)	67,701	12,756	(122,893)

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 14	Right-of-use assets and Lease liabilities

14.1	Right-of-use assets

Reconciliation of changes in right-of-use assets as of March 31, 2023, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,320	17,839	-	1,805	22,903	60,867
Additions	-	845	-	-	3,935	4,780
Depreciation expenses	(172)	(966)	-	(246)	(1,381)	(2,765)
Transfer to property, plant and equipment	-	-	-	-	(629)	(629)
Other increases (decreases)	(228)	-	-	-	228	-
Total changes	(400)	(121)	-	(246)	2,153	1,386
Closing balance	17,920	17,718	-	1,559	25,056	62,253

Reconciliation of changes in right-of-use assets as of December 31, 2022, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	17,353	20,951	-	2,578	11,726	52,608
Additions	1,599	736	-	186	16,675	19,196
Depreciation expenses	(12)	(3,846)	-	(965)	(4,383)	(9,206)
Transfer to property, plant and equipment	(622)	-		-	(1,114)	(1,736)
Other increases / decreases	2	(2)	-	6	(1)	5
Total changes	967	(3,112)	-	(773)	11,177	8,259
Closing balance	18,320	17,839	-	1,805	22,903	60,867

The Company’s lease activities included the following aspects:

(a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c) These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

Notes to the Consolidated Interim Financial Statements March 31, 2023

14.2	Lease liabilities

	As of March 31, 2023		As of December 31, 2022
Lease liabilities	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	12,630	50,155	12,149	49,585
Total	12,630	50,155	12,149	49,585

i) Current and non-current lease liabilities

Debtor			Creditor			Contract indexation	Type of	Maturity	Effective
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	unit	amortization	date	rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda.	Chile	UF	Monthly	03-31-2025	5.39%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	01-08-2026	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.005.787-8	Obras y Servicios para la Industria y Minería S.A.	Chile	Peso	Monthly	12-15-2026	2.61%
79.626.800-K	SQM Salar S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	06-01-2026	0.00%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	Peso	Monthly	11-24-2025	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.158.471-5	Sociedad Inmobiliaria Amaru SpA	Chile	UF	Monthly	07-11-2023	2.00%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	06-01-2026	3.26%
79.626.800-K	SQM Salar S.A.	Chile	76.951.498-8	Inversiones y Gestión New Energy SpA	Chile	UF	Monthly	04-01-2024	0.00%
79.626.800-K	SQM Salar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	Chile	UF	Monthly	05-01-2028	2.90%
79.626.800-K	SQM Salar S.A.	Chile	83.472.500-2	Tattersall Maquinarias S.A.	Chile	UF	Monthly	05-01-2028	2.90%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.947.100-0	SQM Industrial S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	10-07-2024	3.49%
96.592.190-7	SQM Nitratos S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	10-07-2024	3.49%
93.007.000-9	SQM S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	07-05-2025	2.97%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	03-01-2029	4.11%
79.768.170-9	Soquimich Comercial S.A.	Chile	77.810.750-3	Inmobiliaria Alto Sur Ltda	Chile	UF	Monthly	11-30-2025	3.10%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.662.540-0	Container Operators S.A.	Chile	UF	Monthly	12-31-2024	3.26%

Notes to the Consolidated Interim Financial Statements March 31, 2023

Debtor			Creditor			Contract indexation	Type of	Maturity	Effective
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	unit	amortization	date	rate
76.359.919-1	Orcoma SpA	Chile	70.017.320-8	Obispado de Iquique	Chile	Peso	Monthly	07-12-2036	6.16%
76.359.919-1	Orcoma SpA	Chile	73.190.800-1	Comunidad Indígena Aymara Pueblo de Pisiga Choque	Chile	UF	Monthly	07-12-2024	2.53%
76.359.919-1	Orcoma SpA	Chile	6.848.218-6	Ruth del Carmen Cortez Maturana	Chile	Peso	Monthly	07-12-2031	7.44%
Foreign	SQM North América Corp.	United States	Foreign	Paces West LL.	United States	Dollar	Monthly	12-31-2027	3.36%
Foreign	SQM North América Corp.	United States	Foreign	Hawkins Nunmber One, LLC	United States	Dollar	Monthly	08-31-2024	3.33%
Foreign	SQM North América Corp.	United States	Foreign	Deep South Equipment Company	United States	Dollar	Monthly	03-24-2024	1.33%
Foreign	SQM North América Corp.	United States	Foreign	Tennant-South	United States	Dollar	Monthly	07-02-2023	1.00%
Foreign	SQM North América Corp.	United States	Foreign	Deacon Jones CDJR	United States	Dollar	Monthly	03-30-2024	2.81%
Foreign	SQM North América Corp.	United States	Foreign	Mt Mullahey Inc. Mullahey Chrysler Dodge	United States	Dollar	Monthly	09-11-2022	2.81%
Foreign	SQM North América Corp.	United States	Foreign	Berwyn Partners Inc.	United States	Dollar	Monthly	12-24-2024	1.34%
Foreign	SQM North América Corp.	United States	Foreign	Myers Ford Co Inc.	United States	Dollar	Monthly	06-25-2024	1.51%
Foreign	SQM North América Corp.	United States	Foreign	Ford Motor Credit Company	United States	Dollar	Monthly	05-17-2025	4.19%
Foreign	SQM North América Corp.	United States	Foreign	Porter and Howard INC.	United States	Dollar	Monthly	11-22-2025	5.64%
Foreign	SQM North América Corp.	United States	Foreign	Hanford Chrysler Dodge Jeep	United States	Dollar	Monthly	07-18-2025	4.44%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Mexico	Dollar	Monthly	12-03-2026	3.45%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Europe N.V.	Belgica	Foreign	Straatsburgdok N.V.	Belgica	Euro	Monthly	03-31-2027	1.30%
Foreign	SQM Australia PTY	Australia	Foreign	Eagle Petroleum (WA) Pty Ltd	Australia	Australian dollar	Monthly	06-21-2022	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%
Foreign	SQM Australia PTY	Australia	Foreign	Ausco Modular Pty Limited	Australia	Australian dollar	Monthly	01-31-2023	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	Western Australian Land Authority	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Foreign	SQM Australia PTY	Australia	Foreign	Mining Thiess Pty Ltd.	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Mareauto Colombia S.A.S.	Colombia	COP	Monthly	12-18-2023	2.01%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	10-16-2024	2.72%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	12-27-2024	2.17%
Foreign	SQM África Pty	Sudáfrica	Foreign	Goscor Finance (Pty) Ltd	South Africa	ZAR	Monthly	11-01-2026	8.51%
Foreign	SQM África Pty	South Africa	Foreign	ETC Agro África	South Africa	ZAR	Monthly	12-31-2027	10.35%

Notes to the Consolidated Interim Financial Statements March 31, 2023

(a)	As of March 31, 2023, and December 31, 2022, current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of March 31, 2023			Current values as of March 31, 2023
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,618	2,158	488	1,503	1,991
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	93	281	374
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	45	136	181
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	-	49	49	-	49
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	21	28
SQM Salar S.A.	Inversiones y Gestión New Energy SpA	108	325	433	108	325	433
SQM Salar S.A.	Jungheinrich Rentalift SpA	130	391	521	113	342	455
SQM Salar S.A.	Tattersall Maquinarias S.A.	55	164	219	47	145	192
SQM Salar S.A.	Obras y Servicios para la industria y Minera S.A.	294	882	1,176	268	815	1,083
SQM Salar S.A.	Sociedad Comercial Grandleasing Chile Ltda	20	59	79	20	59	79
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	378	1,153	1,531
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	541	721	174	530	704
SQM Industrial S.A.	Jungheinrich Rentalift SpA	29	89	118	28	85	113
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	53	70
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	19	57	76
Orcoma SpA	Obispado de Iquique	1	4	5	1	1	2
Orcoma SpA	Comunidad Indígena Aymara Pueblo Pisiga Choque	1	5	6	1	5	6
Orcoma SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	1	2
Soquimich Comercial S.A.	Muelles de Penco S.A.	84	141	225	77	87	164
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	15	59	44	15	59
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	132	405	537
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A.	58	116	174	54	111	165
Soquimich Comercial S.A.	Container Operators S.A.	86	257	343	81	248	329
Soquimich Comercial S.A.	Inmobiliaria Alto Sur Ltda	16	47	63	15	44	59
SQM North América Corp.	Paces West LL.	57	174	231	48	150	198
SQM North América Corp.	Hawkins Nunmber One, LLC7	33	101	134	32	98	130
SQM North América Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North América Corp.	Tennant- South	1	-	1	1	-	1
SQM North América Corp.	Deacon Jones CDJR	2	6	8	2	6	8
SQM North América Corp.	Berwyn Partners Inc.	2	6	8	2	6	8
SQM North América Corp.	Myers Ford Co Inc.	2	5	7	2	5	7
SQM North América Corp.	Ford Motor Credit Company	2	5	7	2	4	6
SQM North América Corp.	Porter and Howard Inc.	1	4	5	1	3	4
SQM North América Corp.	Hanford Chrysler Dodge Jeep	1	4	5	1	4	5
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	87	266	353
Subtotal		2,714	7,714	10,428	2,439	6,968	9,407

Notes to the Consolidated Interim Financial Statements March 31, 2023

Debtor	Creditor	Nominal amounts as of March 31, 2023			Current values as of March 31, 2023
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	26	46	19	25	44
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	9	16	7	9	16
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	97	291	388
SQM Australia PTY	Western Australian Land Authority	105	440	545	53	41	94
SQM Australia PTY	Kwinana Refinery Lease - Laydown Area	24	48	72	23	70	93
SQM Australia PTY	Thiess Pty Ltd.	596	1,784	2,380	491	1,516	2,007
SQM Australia PTY	Project JV	21	65	86	19	60	79
SQM Australia PTY	Far East St Georges Terrace Pty	31	94	125	26	82	108
SQM Australia PTY	Project JV	17	50	67	14	43	57
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	1	3	4	1	3	4
SQM Colombia S.A.S.	Renting Colombia S.A.	2	6	8	2	6	8
SQM Colombia S.A.S.	Renting Colombia S.A.	2	8	10	2	8	10
SQM África Pty	Goscor Finance (Pty) Ltd.	12	36	48	9	28	37
SQM África Pty	ETC Agro África	112	347	459	64	214	278
Subtotal		1,052	3,222	4,274	827	2,396	3,223
Total		3,766	10,936	14,702	3,266	9,364	12,630

Notes to the Consolidated Interim Financial Statements March 31, 2023

Debtor	Creditor	Nominal amounts as of December 31, 2022			Current values as of December 31, 2022
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,619	2,159	482	1,483	1,965
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	92	280	372
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	44	136	180
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	49	98	49	49	98
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	21	28
SQM Salar S.A.	Inversiones y Gestión New Energy SpA	108	325	433	108	325	433
SQM Salar S.A.	Jungheinrich Rentalift SpA	130	390	520	112	340	452
SQM Salar S.A.	Tattersall Maquinarias S.A.	55	164	219	47	143	190
SQM Salar S.A.	Obras y Servicios para la industria y Minera S.A.	294	882	1,176	267	810	1,077
SQM Salar S.A.	Sociedad Comercial Grandleasing Chile Ltda	20	59	79	20	59	79
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	376	1,144	1,520
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	173	526	699
SQM Industrial S.A.	Jungheinrich Rentalift SpA	30	88	118	28	85	113
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	52	69
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	18	55	73
Orcoma SpA	Obispado de Iquique	1	4	5	1	2	3
Orcoma SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	4	5	1	4	5
Orcoma SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	2	3
Soquimich Comercial S.A.	Muelles de Penco S.A.	84	182	266	77	165	242
Soquimich Comercial S.A.	Muelles de Penco S.A.	43	59	102	44	59	103
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	131	401	532
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A.	58	174	232	54	165	219
SQM North America Corp.	Paces West LL.	56	173	229	47	148	195
SQM North America Corp.	Hawkins Nunmber One, LLC	34	100	134	31	97	128
SQM North America Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North America Corp.	Tennant- South	1	1	2	2	1	3
SQM North America Corp.	Deacon Jones CDJR	2	6	8	2	6	8
SQM North America Corp.	Berwyn Partners Inc.	2	6	8	2	6	8
SQM North America Corp.	Myers Ford Co Inc.	2	6	8	2	5	7
SQM North America Corp.	Ford Motor Credit Company	2	5	7	2	5	7
SQM North America Corp.	Porter and Howard Inc.	1	4	5	1	3	4
SQM North America Corp.	Hanford Chrysler Dodge Jeep	1	3	4	1	4	5
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	86	264	350
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	46	66	18	44	62
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	16	23	7	16	23
Subtotal		2,639	7,660	10,299	2,351	6,909	9,260

Notes to the Consolidated Interim Financial Statements March 31, 2023

Debtor	Creditor	Nominal amounts as of December 31, 2022			Current values as of December 31, 2022
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	96	290	386
SQM Australia PTY	Ausco Modular Pty Limited	15	-	15	14	-	14
SQM Australia PTY	Western Australian Land Authority	105	387	492	54	94	148
SQM Australia PTY	Kwinana Refinery Lease - Laydown Area	25	74	99	23	71	94
SQM Australia PTY	Thiess Pty Ltd.	640	1,828	2,468	538	1,573	2,111
SQM Australia PTY	Project JV	22	66	88	19	60	79
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	1	4	5	1	4	5
SQM Colombia S.A.S.	Renting Colombia S.A.	2	6	8	2	6	8
SQM Colombia S.A.S.	Renting Colombia S.A.	2	7	9	2	7	9
SQM Africa Pty	Goscor Finance (Pty) Ltd.	12	36	48	8	27	35
Subtotal		926	2,714	3,640	757	2,132	2,889
Total		3,565	10,374	13,939	3,108	9,041	12,149

Notes to the Consolidated Interim Financial Statements March 31, 2023

(b)	As of March 31, 2023, and December 31, 2022, the non-current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of March 31, 2023				Actual amounts as of March 31, 2023
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	2,158	-	-	2,158	2,098	-	-	2,098
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	734	-	-	734	714	-	-	714
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	322	-	-	322	314	-	-	314
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	62	5	-	67	60	5	-	65
SQM Salar S.A.	Inversiones y Gestión New Energy SpA	36	-	-	36	36	-	-	36
SQM Salar S.A.	Jungheinrich Rentalift SpA	1,041	998	-	2,039	1,073	970	-	2,043
SQM Salar S.A.	Tattersall Maquinarias S.A.	439	439	36	914	400	424	36	860
SQM Salar S.A.	Obras y Servicios para la industria y Minera S. A	1,176	1,176	785	3,137	1,111	1,140	777	3,028
SQM Salar S.A.	Sociedad Comercial Grandleasing Chile Ltda	79	79	20	178	79	79	20	178
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	1,710	11,034	3,206	5,192	1,684	10,082
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	240	-	-	240	239	-	-	239
SQM Industrial S.A.	Jungheinrich Rentalift SpA	69	-	-	69	68	-	-	68
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	43	-	-	43	42	-	-	42
SQM S.A.	Jungheinrich Rentalift SpA	46	-	-	46	46	-	-	46
Orcoma Estudios SpA	Obispado de Iquique	10	14	35	59	5	9	28	42
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	-	-	1	1	-	-	1
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	8	28	2	3	18	23
Soquimich Comercial S.A.	Muelles de Penco S.A.	193	79	261	533	175	68	244	487
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,360	-	2,615	1,128	1,310	-	2,438
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A.	349	-	-	349	340	-	-	340
Soquimich Comercial S.A.	Container Operators S.A.	349	-	-	349	254	-	-	254
Soquimich Comercial S.A.	Inmobiliaria Alto Sur Ltda	63	48	-	111	61	47	-	108
SQM North América Corp.	Paces West LL.	483	447	-	930	438	433	-	871
SQM North América Corp.	Hawkins Nunmber One, LLC	56	-	-	56	56	-	-	56
SQM North América Corp.	Berwyn Partners Inc.	6	-	-	6	6	-	-	6
SQM North América Corp.	Myers Ford Co Inc.	2	-	-	2	2	-	-	2
SQM North América Corp.	Ford Motor Credit Company	12	-	-	12	8	-	-	8
SQM North América Corp.	Porter and Howard Inc.	5	3	-	8	5	2	-	7
SQM North América Corp.	Hanford Chrysler Dodge Jeep	5	2	-	7	5	2	-	7
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	264	-	1,053	744	260	-	1,004
SQM Europe N.V.	Straatsburgdok N.V.	899	451	-	1,350	875	448	-	1,323
Subtotal		14,660	10,971	2,855	28,486	13,591	10,392	2,807	26,790

Notes to the Consolidated Interim Financial Statements March 31, 2023

Debtor	Creditor	Nominal amounts as of March 31, 2023				Actual amounts as of March 31, 2023
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Australia PTY	Thiess Pty Ltd.	2,119	1,845	-	3,964	1,934	1,636	-	3,570
SQM Australia PTY	Western Australian Land Authority	1,722	3,162	23,894	28,778	112	752	16,680	17,544
SQM Australia PTY	Project JV	60	-	-	60	59	-	-	59
SQM Australia PTY	Far East St Georges Terrace Pty	129	122	-	251	119	121	-	240
SQM Australia PTY	Project JV	67	125	-	192	61	56	-	117
SQM Colombia S.A.S.	Renting Colombia S.A.	6	-	-	6	6	-	-	6
SQM Colombia S.A.S.	Renting Colombia S.A.	9	-	-	9	9	-	-	9
SQM África Pty	Goscor Finance (Pty) Ltd.	12	36	48	96	84	31	-	115
SQM África Pty	ETC Agro África	495	535	1,033	2,063	342	418	945	1,705
Subtotal		4,619	5,825	24,975	35,419	2,726	3,014	17,625	23,365
Total		19,279	16,796	27,830	63,905	16,317	13,406	20,432	50,155

Notes to the Consolidated Interim Financial Statements March 31, 2023

Debtor	Creditor	Nominal amounts as of December 31, 2022				Actual amounts as of December 31, 2022
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	2,698	-	-	2,698	2,606	-	-	2,606
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	800	33	-	833	775	33	-	808
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	370	-	-	370	359	-	-	359
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	62	13	-	75	59	13	-	72
SQM Salar S.A.	Inversiones y Gestión New Energy SpA	144	-	-	144	145	-	-	145
SQM Salar S.A.	Jungheinrich Rentalift SpA	1,041	1,041	217	2,299	943	999	215	2,157
SQM Salar S.A.	Tattersall Maquinarias S.A.	439	439	91	969	397	421	91	909
SQM Salar S.A.	Obras y Servicios para la industria y Minera S.A.	1,176	1,176	1,078	3,430	1,104	1,133	1,064	3,301
SQM Salar S.A.	Sociedad Comercial Grandleasing Chile Ltda	79	79	39	197	79	79	40	198
SQM Industrial S.A.	El Trovador S.A.	3,730	5,595	2,176	11,501	3,182	5,152	2,135	10,469
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	420	-	-	420	417	-	-	417
SQM Industrial S.A.	Jungheinrich Rentalift SpA	98	-	-	98	97	-	-	97
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	61	-	-	61	60	-	-	60
SQM S.A.	Jungheinrich Rentalift SpA	66	-	-	66	65	-	-	65
Orcoma Estudios SpA	Obispado de Iquique	10	14	36	60	5	8	29	42
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	4	-	-	4	3	-	-	3
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	10	30	3	3	18	24
Soquimich Comercial S.A.	Muelles de Penco S.A.	170	102	261	533	153	90	244	487
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,517	-	2,772	1,119	1,455	-	2,574
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A.	349	-	-	349	340	-	-	340
SQM North America Corp.	Paces West LL.	479	508	-	987	431	491	-	922
SQM North America Corp.	Hawkins Nunmber One, LLC	90	-	-	90	89	-	-	89
SQM North America Corp.	Deep South Equipment Company	1	-	-	1	1	-	-	1
SQM North America Corp.	Deacon Jones CDJR	2	-	-	2	2	-	-	2
SQM North America Corp.	Berwyn Partners Inc.	8	-	-	8	8	-	-	8
SQM North America Corp.	Myers Ford Co Inc.	4	-	-	4	4	-	-	4
SQM North America Corp.	Ford Motor Credit Company	12	-	-	12	9	-	-	9
SQM North America Corp.	Porter and Howard Inc.	5	4	-	9	5	4	-	9
SQM North America Corp.	Hanford Chrysler Dodge Jeep	5	3	-	8	5	3	-	8
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	362	-	1,151	738	356	-	1,094
SQM Europe N.V.	Straatsburgdok N.V.	888	564	-	1,452	861	559	-	1,420
Subtotal		15,263	11,462	3,908	30,633	14,064	10,799	3,836	28,699

Notes to the Consolidated Interim Financial Statements March 31, 2023

Debtor	Creditor	Nominal amounts as of December 31, 2022				Actual amounts as of December 31, 2022
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Australia PTY	Kwinana Refinery Lease - Laydown Area	25	-	-	25	24	-	-	24
SQM Australia PTY	Thiess Pty Ltd.	2,231	2,422	-	4,653	2,858	-	-	2,858
SQM Australia PTY	Western Australian Land Authority	1,616	3,162	23,894	28,672	61	1,619	16,102	17,782
SQM Australia PTY	Project JV	83	-	-	83	80	-	-	80
SQM Colombia S.A.S.	Renting Colombia S.A.	7	-	-	7	7	-	-	7
SQM Colombia S.A.S.	Renting Colombia S.A.	11	-	-	11	11	-	-	11
SQM Africa Pty	Goscor Finance (Pty) Ltd.	12	36	48	96	82	42	-	124
Subtotal		3,985	5,620	23,942	33,547	3,123	1,661	16,102	20,886
Total		19,248	17,082	27,850	64,180	17,187	12,460	19,938	49,585

Notes to the Consolidated Interim Financial Statements March 31, 2023

Other lease disclosures

Total lease expenses related to lease payments that did not qualify under the scope of IFRS 16 were ThUS$ 23,816 and ThUS$ 18,559 for the periods ended March 31, 2023 and 2022. See Note 23.8.

Expenses related to variable payments not included in lease liabilities were ThUS$ 1,204 and ThUS$ 470 for the periods ending March 31, 2023 and 2022.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 15	Intangible assets and goodwill

15.1	Reconciliation of changes in intangible assets and goodwill

As of March 31, 2023
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,889
Mining rights	Finite	138,288
Water rights and rights of way	Indefinite	4,911
Water rights	Finite	10,422
Intellectual property	Finite	5,688
Other intangible assets	Finite	77
Intangible assets other than goodwill		163,275
Goodwill	Indefinite	967
Total Intangible Asset		164,242

As of December 31, 2022
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,249
Mining rights	Finite	140,873
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	11,369
Intellectual property	Finite	5,850
Other intangible assets	Finite	86
Intangible assets other than goodwill		166,336
Goodwill	Indefinite	967
Total Intangible Asset		167,303

Notes to the Consolidated Interim Financial Statements March 31, 2023

a)	Movements in identifiable intangible assets as of March 31, 2023 and December 2022

Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights	Customer-related intangible assets	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	3,249	140,873	4,909	11,369	-	5,850	86	967	167,303
Additions	81	25	-	-	-	-	3	-	109
Amortization for the year	(303)	(2,610)	-	(947)	-	(162)	(7)	-	(4,029)
Impairment losses recognized in profit or loss for the year	-	-	-	-	-	-	-	-	-
Other increases / decreases for foreign currency exchange rates	(29)	-	2	-	-	-	(5)	-	(32)
Other increases (decreases)	891	-	-	-	-	-	-	-	891
Subtotal	640	(2,585)	2	(947)	-	(162)	(9)	-	(3,061)
Equity as of March 31, 2023	3,889	138,288	4,911	10,422	-	5,688	77	967	164,242
Historical cost	37,400	162,741	7,422	18,000	1,778	7,215	2,289	4,501	241,346
Accumulated amortization	(33,511)	(24,453)	(2,511)	(7,578)	(1,778)	(1,527)	(2,212)	(3,534)	(77,104)

Equity at January 1, 2022	3,447	149,532	4,909	15,158	-	6,481	131	34,596	214,254
Additions	349	1,141	-	-	-	-	14	-	1,504
Amortization for the year	(1,039)	(8,482)	-	(3,789)	-	(476)	(59)	-	(13,845)
Impairment losses recognized in profit or loss for the year (2)	-	(1,228)	-	-	-	-	-	(33,629)	(34,857)
Other increases / decreases for foreign currency exchange rates	(4)	-	-	-	-	(155)	-	-	(159)
Other increases (decreases)	496	(90)	-	-	-	-	-	-	406
Subtotal	(198)	(8,659)	-	(3,789)	-	(631)	(45)	(33,629)	(46,951)
Equity as of December 31, 2022	3,249	140,873	4,909	11,369	-	5,850	86	967	167,303
Historical cost	36,457	162,716	7,420	18,000	1,778	7,215	2,291	4,501	240,378
Accumulated amortization	(33,208)	(21,843)	(2,511)	(6,631)	(1,778)	(1,365)	(2,205)	(3,534)	(73,075)

(1)	See Note 23.5

(2)	A definition made in the fourth quarter of 2022 led to the identification of assets that are not in the company’s long-term business plan. Therefore, the Company recognized impairment for the value of certain intangible assets and associated goodwill in an amount of ThUS$34,149, which are related to the Iodine and Derivatives Cash Generating Unit.

Notes to the Consolidated Interim Financial Statements March 31, 2023

b)	Movements in identifiable goodwill as of March 31, 2023 and December 2022:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2023	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	-	-	-	-	-
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	9	-	-	-	9
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	967	-	-	-	967
Ending balance as of March 31, 2023	967	-	-	-	967

(*) Based on a quantitative analysis conducted by management, this goodwill was adjusted for impairment based on the assessment that its partial or total book value is not recoverable.

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2022	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A. (*)	22,255	-	(22,255)	(22,255)	-
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	11,383	-	(11,374)	(11,374)	9
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	34,596	-	(33,629)	(33,629)	967
Ending balance as of December 31, 2022	34,596	-	(33,629)	(33,629)	967

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 16	Property, plant and equipment

As of March 31, 2023, and December 31, 2022, the detail of property, plant and equipment is as follows:

16.1	Types of property, plant and equipment

Description of types of property, plant and equipment	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,501	23,482
Buildings	270,489	273,913
Other property, plant and equipment	33,169	34,960
Transport equipment	9,250	9,487
Supplies and accessories	4,500	4,798
Office equipment	1,294	1,355
Network and communication equipment	1,711	1,872
Mining assets	56,646	60,284
IT equipment	2,925	3,147
Energy generating assets	3,110	3,253
Constructions in progress	1,548,463	1,328,508
Machinery, plant and equipment	958,476	981,779
Total	2,913,534	2,726,838
Property, plant and equipment, gross
Land	23,501	23,482
Buildings	808,796	803,398
Other property, plant and equipment	250,073	250,058
Transport equipment	21,344	21,343
Supplies and accessories	29,415	29,426
Office equipment	13,180	13,141
Network and communication equipment	10,824	10,878
Mining assets	230,803	230,803
IT equipment	31,002	31,197
Energy generating assets	38,576	38,540
Constructions in progress	1,548,463	1,328,508
Machinery, plant and equipment	3,733,848	3,716,440
Total	6,739,825	6,497,214
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(538,307)	(529,485)
Accumulated depreciation and impairment of other property, plant and equipment	(216,904)	(215,098)
Accumulated depreciation and impairment of transport equipment	(12,094)	(11,856)
Accumulated depreciation and impairment of supplies and accessories	(24,915)	(24,628)
Accumulated depreciation and impairment of office equipment	(11,886)	(11,786)
Accumulated depreciation and impairment of network and communication equipment	(9,113)	(9,006)
Accumulated depreciation and impairment of mining assets	(174,157)	(170,519)
Accumulated depreciation and impairment of IT equipment	(28,077)	(28,050)
Accumulated depreciation and impairment of energy generating assets	(35,466)	(35,287)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,775,372)	(2,734,661)
Total	(3,826,291)	(3,770,376)

Notes to the Consolidated Interim Financial Statements March 31, 2023

Description of classes of property, plant and equipment	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	29,711	32,120
Conveyor Belt	16,552	17,135
Crystallizer	47,438	48,582
Plant Equipment	156,140	163,594
Tanks	25,140	25,923
Filter	46,471	47,976
Electrical equipment/facilities	106,370	110,275
Other Property, Plant & Equipment	103,368	112,628
Site Closure	36,169	36,673
Piping	103,011	107,481
Well	172,453	177,708
Pond	39,628	41,729
Spare Parts (1)	76,025	59,955
Total	958,476	981,779

(1)	The reconciliation of the spare parts provisions as of March 31, 2023 and December 31, 2022 is as follows:

Reconciliation	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	52,072	48,262
Increase in provision	1,741	3,810
Closing balance	53,813	52,072

Notes to the Consolidated Interim Financial Statements March 31, 2023

16.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of March 31, 2023 and December 31, 2022:

Reconciliation of changes in property, plant and equipment by class	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Additions	-	79	141	-	-	3	-	-	39	-	222,465	982	223,709
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation for the year	-	(8,809)	(1,898)	(237)	(298)	(56)	(153)	(3,638)	(255)	(179)	-	(40,565)	(56,088)
Impairment (2)	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	19	21	(36)	-	-	(7)	-	-	(3)	-	-	(6)	(12)
Reclassifications	-	5,285	17	-	-	(1)	(8)	-	-	36	(5,487)	158	-
Other increases (decreases) (1)	-	-	(15)	-	-	-	-	-	(3)	-	2,977	16,128	19,087
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	19	(3,424)	(1,791)	(237)	(298)	(61)	(161)	(3,638)	(222)	(143)	219,955	(23,303)	186,696
Equity as of March 31, 2023	23,501	270,489	33,169	9,250	4,500	1,294	1,711	56,646	2,925	3,110	1,548,463	958,476	2,913,534
Historical cost	23,501	808,796	250,073	21,344	29,415	13,180	10,824	230,803	31,002	38,576	1,548,463	3,733,848	6,739,825
Accumulated depreciation	-	(538,307)	(216,904)	(12,094)	(24,915)	(11,886)	(9,113)	(174,157)	(28,077)	(35,466)	-	(2,775,372)	(3,826,291)

Equity at January 1, 2022	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Additions	-	495	425	146	4	7	152	-	270	-	922,690	7,194	931,383
Disposals	-	-	-	-	-	-	-	-	-	-	-	(19)	(19)
Depreciation for the year	-	(32,915)	(8,691)	(962)	(1,400)	(248)	(788)	(12,871)	(1,256)	(717)	-	(158,865)	(218,713)
Impairment (2)	-	(156)	-	-	-	-	-	-	-	-	-	(7,928)	(8,084)
Increase (decrease) in foreign currency translation difference	(5)	(7)	-	-	-	(1)	-	-	-	-	-	(20)	(33)
Reclassifications	121	37,147	10,449	7,840	726	213	1,149	34,914	582	-	(316,994)	223,853	-
Other increases (decreases) (1)	-	(1,127)	(69)	-	(88)	(2)	-	-	(19)	-	(8,975)	20,587	10,307
Decreases for classification as held for sale	(141)	(87)	-	-	-	-	-	-	-	-	-	-	(228)
Subtotale	(25)	3,350	2,114	7,024	(758)	(31)	513	22,043	(423)	(717)	596,721	84,802	714,613
Equity as of December 31, 2022	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Historical cost	23,482	803,398	250,058	21,343	29,426	13,141	10,878	230,803	31,197	38,540	1,328,508	3,716,440	6,497,214
Accumulated depreciation	-	(529,485)	(215,098)	(11,856)	(24,628)	(11,786)	(9,006)	(170,519)	(28,050)	(35,287)	-	(2,734,661)	(3,770,376)

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

(2) See note 23.5. This corresponds to assets identified as not being used in the operation due to their specific characteristics.

Notes to the Consolidated Interim Financial Statements March 31, 2023

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Cost of capitalized interest, property, plant and equipment

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	4%	4%
Amount of capitalized interest costs in ThUS$	8,519	4,541

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 17	Other current and non-current non-financial assets

As of March 31, 2023, and December 31, 2022, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Domestic Value Added Tax	49,573	81,361
Foreign Value Added Tax	235,725	66,926
Prepaid mining licenses	7,928	1,122
Prepaid insurance	22,869	33,896
Other prepayments	2,376	1,230
Refund of Value Added Tax to exporters	1,475	3,020
Other taxes	7,829	7,512
Other assets	1,169	1,268
Total	328,944	196,335

Other non-financial assets, non-current	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Exploration and evaluation expenses	45,301	44,023
Guarantee deposits	795	717
Other assets	5,123	7,656
Total	51,219	52,396

Movements in assets for the exploration and evaluation of mineral resources as of March 31, 2023, and December 31, 2022:

Conciliation	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	44,023	26,752
Change in assets for exploration and evaluation of mineral resources
Additions	1,153	11,341
Short term reclassifications	(422)	(465)
Increase (decrease) due to transfers and other charges	547	6,395
Total changes	1,278	17,271
Total	45,301	44,023

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: execution, economically feasible, not economically feasible and in exploitation:

(a)       Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of March 31, 2023, and December 31, 2022, there were no disbursements for this concept.

(b)       Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress.

Explorations in execution	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Chile	4,845	3,699
Total	4,845	3,699

Conciliation of explorations in execution	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	3,699	1,000
Disbursements	1,146	4,227
Reclassifications	-	(1,528)
Total changes	1,146	2,699
Total	4,845	3,699

(c)       Economically feasible: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

Prospecting	Type of Exploration	As of March 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	38,732	36,327
Total		38,732	36,327

(1) The value presented for Chile is composed as of March 2023 for ThUS 12,570, corresponding to non-metallic explorations and evaluations and ThUS$ 26,162 associated with metallic explorations. In December 2021, the amounts of non-metallic and metallic explorations were ThUS$ 11,417 ThUS$ 24,910, respectively.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Prospecting conciliation	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	36,327	18,154
Additions	1,153	11,341
Reclassifications from Exploration in execution – Chile	1,252	8,864
Reclassifications to Exploration in Exploitation-Chile	-	(2,032)
Total changes	2,405	18,173
Total	38,732	36,327

(d)       In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as “Current Assets” in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-Term Exploitation Conciliation	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	1,700	1,235
Amortization	-	-
Reclassifications	422	465
Total changes	422	465
Total	2,122	1,700

Long-Term Exploitation Conciliation	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	7,696	8,598
Amortization	(714)	(2,421)
Reclassifications	(413)	1,519
Total changes	(1,127)	(902)
Total	6,569	7,696

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 18	Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current
Profit sharing and bonuses	602	2,270
Performance bonds and operational targets	6,482	33,106
Total	7,084	35,376
Non-current
Profit sharing and bonuses	11,727	8,973
Severance indemnity payments	41,021	34,899
Total	52,748	43,872

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company’s employees. This is divided as follows:

a)	Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)	Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c)	Obligations after employee retirement, described in Note 18.4.

d)	Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Interim Financial Statements March 31, 2023

18.3	Other long-term benefits

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.

18.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company.

As of March 31, 2023, and December 31, 2022, the value of assets associated with the SQM NA pension plan amounts to ThUS$4,703.

Notes to the Consolidated Interim Financial Statements March 31, 2023

18.5	Staff severance indemnities

As of March 31, 2023, and December 31, 2022, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	(34,899)	(27,099)
Current cost of service	(879)	(4,204)
Interest cost	(620)	(1,928)
Actuarial gain loss	(2,371)	(5,305)
Exchange rate difference	(2,812)	551
Benefits paid during the year	560	3,086
Total	(41,021)	(34,899)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of March 31, 2023	As of December 31, 2022	Annual/Years
Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	5.14%	5.12%
Voluntary retirement rate:
Men	6.49%	6.49%	Annual
Women	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)	Sensitivity analysis of assumptions

December 31, 2022, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2022	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,090)	2,352
Employee turnover rate	(274)	307

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Interim Financial Statements March 31, 2023

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of March 31, 2023:

I)	Financial target compensation plan

(a)	Plan characteristics

This compensation plan is paid in cash.

(b)	Plan participants and payment dates

A total of 40 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.

This compensation plan was approved by the Board and was first applied on January 1, 2022. Expenditure for the period corresponds to ThUS$3,232 and ThUS$ 2,000 as of March 31, 2023 and 2022 respectively

II)	Share-based compensation plan

During the first quarter of 2023, the remaining balance of this plan, which ended on December 31, 2022, was paid in the amount of ThUS$2,390.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

Types of provisions	As of March 31, 2023			As of December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	51,706	1,610	53,316	52,106	1,603	53,709
Provision for dismantling, restoration and rehabilitation cost (2)	-	54,943	54,943	-	53,995	53,995
Other provisions (3)	1,037,790	1,597	1,039,387	1,251,040	2,455	1,253,495
Total	1,089,496	58,150	1,147,646	1,303,146	58,053	1,361,199

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).

(2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.

(3) See Note 19.2.

Notes to the Consolidated Interim Financial Statements March 31, 2023

19.2	Description of other provisions

Current provisions, other short-term provisions	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Rent under Lease contract (1)	999,427	1,189,326
Provision for additional tax related to foreign loans	1,800	1,085
End of agreement bonus	6,859	35,819
Directors’ per diem allowance	8,926	4,250
Miscellaneous provisions	20,778	20,560
Total	1,037,790	1,251,040

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to make contributions to research and development efforts, and to the communities surrounding the Salar de Atacama basin, and to annually contribute a percentage of total sales to regional development; (iii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar’s total annual sales to regional development; (iv) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (v) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (vi) prohibitions on the sale of lithium brine extracted from leased mining concessions.

Notes to the Consolidated Interim Financial Statements March 31, 2023

The fee structure is as follows:

Price US$/MT Li2CO3	Lease rental rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
>$10,000	40.0%

Price US$/MT LiOH	Lease rental rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000 - $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%

Price US$/MT KCl	Lease rental rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%

The Lease Agreement and the Project Agreement are subject to early termination in the case of certain default events. Under these, Corfo is obliged to use its best efforts to initiate a public bidding process or the corresponding contracting procedure for the execution of an act or contract for the exploitation of the OMA mining properties currently leased by SQM no later than June 30, 2027, and to resolve it no later than July 30, 2029.

Notes to the Consolidated Interim Financial Statements March 31, 2023

19.3	Changes in provisions

Description of items that gave rise to variations as of March 31, 2023	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	53,709	53,995	1,253,495	1,361,199
Changes
Additional provisions	-	1,053	730,719	731,772
Provision used	(400)	-	(946,318)	(946,718)
Increase(decrease) in foreign currency exchange	7	-	1,491	1,498
Others	-	(105)	-	(105)
Total Increase (decreases)	(393)	948	(214,108)	(213,553)
Total	53,316	54,943	1,039,387	1,147,646

Description of items that gave rise to variations as of December 31, 2022	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	49,741	58,592	270,371	378,704
Changes
Additional provisions	3,981	7,085	3,045,758	3,056,824
Provision used	-	-	(2,060,321)	(2,060,321)
Increase(decrease) in foreign currency exchange	(1)	(35)	4	(32)
Others	(12)	(11,647)	(2,317)	(13,976)
Total Increase (decreases)	3,968	(4,597)	983,124	982,495
Total	53,709	53,995	1,253,495	1,361,199

Notes to the Consolidated Interim Financial Statements March 31, 2023

19.4	Other non-financial liabilities, Current

Description of other liabilities	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Tax withholdings	10,380	46,518
VAT payable	6,616	43,439
Guarantees received	743	743
Accrual for dividend	233,134	7,370
Monthly tax provisional payments	46,786	289,326
Deferred income	12,889	19,341
Withholdings from employees and salaries payable	8,416	7,242
Accrued vacations (1)	34,264	29,642
Other current liabilities	2,199	2,856
Total	355,427	446,477

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 20	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of March 31, 2023	As of December 31, 2022	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	60,108	(721,980)	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.48	2.29	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	70.78%	79.37%	Profit for the year divided by Total Equity	Profit for the year / Equity
Adjusted EBITDA (ThUS$)	1,087,744	5,838,439	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences.
EBITDA (ThUS$)	1,124,404	5,817,605	EBITDA	Profit (loss) + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	66.95%	78.61%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.01	(0.15)	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments bases on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

Notes to the Consolidated Interim Financial Statements March 31, 2023

20.2	Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must ensure that the Borrowing Ratio remains below 1.0, with respect to the Series H, Series O and Series Q bonds must comply with a Borrowing Ratio below 1.0. As of March 31, 2023 this ratio was 0.01.

The financial restrictions with respect to the bonds issued by the Company for the periods ended March 31, 2023 and December 31, 2022.

Financial restrictions (member)
As of March 31, 2023	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.01	0.01	0.01	0.01
Fulfilled YES/NO	yes	yes	yes	yes

Financial restrictions (member)
As of December 31, 2022	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	(0.15)	(0.15)	(0.15)	(0.15)
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Interim Financial Statements March 31, 2023

20.3	Disclosures on preferred share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders’ Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At March 31, 2023, the Group hold 648 Series A shares treasury shares.

Detail of capital classes in shares:

As of March 31, 2023, the Company has placed share issues in the market as described in note 1.7:

	As of March 31, 2023		As of December 31, 2022
Type of capital in preferred shares	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of subscribed, partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	648	-	648	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	1,442,893	134,750	1,442,893
Total number of subscribed shares	142,819,552	142,818,904	142,819,552	142,818,904

Notes to the Consolidated Interim Financial Statements March 31, 2023

20.4	Disclosures on reserves in Equity

As of March 31, 2023, and December 31, 2022, this caption comprises the following:

	As of March 31, 2023	As of December 31, 2022
Disclosures on reserves in equity	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(7,200)	(8,042)
Reserve for cash flow hedges (2)	(5,263)	(14,575)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(12,155)	(10,973)
Reserve for actuarial gains or losses in defined benefit plans (4)	(10,229)	(9,198)
Other reserves	11,643	11,663
Total	(23,204)	(31,125)

(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

(3) This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
Movements	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2022	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)
Movement of reserves	(129)	36,079	-	(6,276)	-	190	-	(985)	28,879	-	28,879
Effect on profit and loss	-	(9,457)	-	-	-	-	-	(455)	(9,912)	-	(9,912)
Related taxes	-	-	(7,172)	-	1,252	-	(17)	-	-	(5,937)	(5,937)
As of December 31, 2022	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)
Movement of reserves	842	48,338	-	(1,740)	-	(1,619)	-	(20)	45,801	-	45,801
Effect on profit and loss	-	(35,582)	-	-	-	-	-	-	(35,582)	-	(35,582)
Related taxes	-	-	(3,444)	-	709	-	437	-	-	(2,298)	(2,298)
Balances as of March 31, 2023	(7,200)	(7,211)	1,948	(13,895)	3,666	(16,700)	4,545	11,643	(33,363)	10,159	(23,204)

(1) See details on reserves for foreign currency translation differences on conversion in Note 25, letter a).

Notes to the Consolidated Interim Financial Statements March 31, 2023

Other reserves

This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

	As of March 31, 2023	As of December 31, 2022
Subsidiary – Associate	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Soquimich Comercial S.A.	(421)	(401)
SQM Vitas Fzco.	85	85
Pavoni & C. Spa	7	7
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121
Otros	(721)	(721)
Total Other reserves	11,643	11,663

20.5	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated profit for each year.

Dividend policy for commercial year 2023

Company’s dividend policy for the 2023 business year was agreed upon by the Board of Directors on April 26, 2023. On that occasion, the following was decided:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:

(i)	100% of the profit for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(ii)	80% of the profit for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(iii)	60% of the profit for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2023 net income.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(b)	Distribute and pay in 2023 interim dividends, which will be charged against the aforementioned final dividend.

(c)	The amount of the provisional dividends may be higher or lower, provided that, based on the information available to the Board of Directors on the date when their distribution is agreed to, this will not have a negative or material effect on the Company’s ability to carry out its investments, meet its obligations, and in general to comply with the investment and financing policy approved by the Ordinary Shareholders’ Meeting.

(d)	At the ordinary meeting to be held in 2024, the Company’s Board of Directors will propose a final dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the provisional dividends previously distributed in 2023.

(e)	Any remaining amount from the net profits from 2023 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated profit that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

(f)	The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual profits obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.

20.6	Interim and provisional dividends

On April 26, 2023, the Board of Directors agreed to pay a final dividend equivalent to US$ 3.22373 per share which the Company must pay to reach the amount of US$10.94060 for the final dividend as per the Policy. This final dividend already considers the first interim dividend of US$ 2.78716 per share, the second interim dividend of US$ 1.84914 per share, and the eventual dividend of US$ 3.08056 per share that were paid in 2022.

Notes to the Consolidated Interim Financial Statements March 31, 2023

20.7	Potential and provisional dividends

Dividends discounted from equity from January to March 2023 and January to December 2022 were the following:

	As of March 31, 2023	As of December 31, 2022
Dividends	ThUS$	ThUS$
Interim dividend	-	2,204,229
Special dividend	-	-
Dividend according to policy	224,968	-
Owners of the Parent	224,968	2,204,229
Special dividend	-	-
Dividend according to policy	796	7,369
Non-controlling interests	796	7,369
Dividends discounted from equity for the period	225,764	2,211,598

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 21	Contingencies and restrictions

In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

21.1	Lawsuits and other relevant events

(a)	In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(b)	In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(c)	In December 2010, the city of Pomona in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers. On January 27, 2022, a judgment was issued against SQM NA for MUS$ 48.1, which has been appealed. On April 28, 2023, the 9th Circuit Court of Appeals reversed part of the judgment, ordering a new determination of damages. The Company has recorded a charge of MUS$ 48.1 million, before taxes to the income statement for the year ended December 30, 2021.

(d)	In December 2010, the city of Lindsay in California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, the trial is currently suspended.

(e)	In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged extracontractual liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately US$ 1.2 million. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, which will make a determination on the motion for appeal and cassation brought about on behalf of the plaintiff.

(f)	In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. The arbitration is currently in the evidence stage.

(g)	In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruzla and Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. This discussion stage has concluded. For more information, see Note 21.4.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(h)	The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to US$ 1.2 million.

(i)	The Company has initiated an arbitration process against the company Sierra Gorda S.C.M. due to controversies originating from the Mining, Royalties and Other Sales Contract dated December 16, 2011. Sierra Gorda S.C.M. has filed counterclaims against the Company. The counterclaims filed against the Company amount to US$ 46 million. On October 4, 2022, a judgment was issued ordering the Company to pay US$ 3.6 million as a fine. This judgment was appealed by the Company, which is pending resolution before the Court of Appeals of Santiago, and was rejected on April 19, 2023.

(j)	Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration, and its resolution is currently pending.

(k)	On January 7, 2021, the Company Ocaña y Vega Limited has requested arbitration against the Company to claim compensation for damages associated with the early termination of two construction contracts. The case has reached the evidence stage, summons to hear judgment. The cost of arbitration is valued at approximately ThUS$ 377. On April 24, 2023, the court of arbitration partially accepted the claim in the amount of ThUS$238.7, plus indexation and interest.

(l)	On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. at the same arbitration tribunal. The discussion. Both trials have reached the evidence stage

(m)	In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors’ and officers’ liability insurance policy. The discussion stage of this suit is completed.

(n)	In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case has reached the stage of summoning the parties to a conciliation hearing. The amount of the lawsuit is approximately ThUS$542.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(o)	In June 2022, Mrs. Lorena Saa Nuñez and others filed a lawsuit against the Company with the Labor Court of Pozo Almonte seeking compensation for damages moral damages and lost profits resulting from the death of worker Oscar Muñoz Meza. The case has reached the ruling stage. The lawsuit is for approximately ThUS 493. On March 20, 2023, the court issued a judgment condemning the main defendant and rejecting the claim against the Company. On March 31, 2023, the main defendant filed an appeal for annulment before the Santiago Court of Appeals, which is still pending.

(p)	In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$330.

(q)	In May 2023, Mrs. Nicole Denise Contreras Cereceda, filed a claim for compensation for moral damages, consequential damages and loss of profits, derived from injuries suffered as a result of a work-related accident, before the Labor Court of Antofagasta against a contractor company and also against the Company. The case is currently under discussion. The amount of the lawsuit is approximately ThUS$217.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

21.2	Environmental contingencies

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information modification of follow-up plan variables, and other charges. SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 2019, the Environmental Court of Antofagasta rendered the accepted compliance program null. In October 2020, the SMA formulated new observations for the compliance program, which will enable the incorporation of improvements in line with the ruling of the Environmental Court of Antofagasta. On August 29, 2022, the SMA approved the compliance program presented by SQM Salar, which triggered an appeal filed by the Council of Atacameño Peoples before the Environmental Court of Antofagasta. The Atacameño communities of Peine and Coyo filed requests for injunction against SMA’s resolution, which have been dismissed by the Supreme Court. If the Council of Atacameño Peoples’ claim against SMA’s resolution that approved the compliance program is accepted and the program is annulled, the sanction process against SQM Salar could be resumed. This latter event may consider the application of fines up to MUS$ 9, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

Notes to the Consolidated Interim Financial Statements March 31, 2023

21.3	Tax Contingencies

As of March 31, 2023, SQM Salar has filed three tax claims against the SII for taxes levied between tax years 2012 and 2018 (business years 2011 to 2017). The SII has sought to broaden the application of the specific tax on mining activities to the extraction of lithium, a substance that is not concessionable by law. The amount associated with these processes totals US$ 127.1 million, which has been paid by SQM Salar. This amount is recorded under “Non-current tax assets” in the Consolidated State of the Company as of March 31, 2023 and December 31, 2022 US$ 127.1.

The details of the claims can be found below:

(a)	On August 26, 2016, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessments No. 169, 170, 171 and 172 for tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, of which (i) US$ 11.5 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 6.3 million correspond to interest and associated fines. On June 28, 2022, the Santiago Court of Appeal ruled invalid the first instance ruling handed down by the Tax and Customs Court, ordering the case reopened with the competent judge hearing evidence in the case.

(b)	On March 24, 2017, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessment No. 207 and resolution No. 156, both issued by the SII, for tax years 2015 to 2016. The amount in dispute is US$ 8.6 million, of which (i) US$ 1.3 million correspond to amounts assessed in excess, (ii) US$ 6.9 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 0.4 million correspond to interest and fines. On June 28, 2022, the Santiago Court of Appeal ruled invalid the first instance ruling of the Tax and Customs Court, ordering the case reopened with the competent judge hearing evidence in the case.

(c)	On July 15, 2021, SQM Salar filed a public right annulment suit and tax claim with the First Tax and Customs Court of the Metropolitan Region against tax assessments No. 65 and 66 for the 2017 and 2018 tax years. The amount in dispute is US$ 63.9 million, of which (i) US$ 17.6 million correspond to overcharged amounts, (ii) US$ 30.2 million correspond to the contested tax (minus effect on first category income tax), and (iii) US$ 16.1 million correspond to interest and fines. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar’s claim and ordered that these tax assessments be anulled.

On September 29, 2022, the SII assessed the differences for the 2019 tax year with respect to specific mining tax and other adjustments that totalled US$ 36.8 million, which includes an excess collection of US$ 9.7 million. SQM Salar paid the amount assessed, and has one year to appeal against this assessment, which it intends to do in a vigorous manner.

Settlements received after March 31 are detailed as follows:

On April 17, 2023, the Chilean revenue service (SII) settled differences for tax years 2020, 2021 and 2022 (business years 2019, 2020 and 2021) with respect to the specific tax on mining activities for a total amount of US$79.8 million, which includes an excess charge of US$21.5 million. For tax years 2020 and 2021, the SII issued resolution No. 56/2023 where it offsets the taxes collected with the taxes withheld for the same tax years in the amount of US$20.8 million, of which US$5.6 million corresponds to amounts paid in excess and US$15.2 million corresponds to the tax claimed (net of the effect on first category tax). On the same date, the SII issued Settlement No. 1/2023 for tax year 2022 for a total amount of US$59.0 million, restated to the date of issuance of these financial statements, of which US$15.9 million is excess tax charged, US$36.1 million is tax claimed (net of first category tax effect) and US$7.0 million is interest and penalties. The Company is currently awaiting approval from the General Treasury of the Republic to offset withholding taxes for tax years 2019 and 2020 for US$53.0 million, leaving a balance payable of US$6.0 million at the date of issuance of these financial statements. SQM Salar has one year to claim this settlement, which it actively intends to do.

Notes to the Consolidated Interim Financial Statements March 31, 2023

The SII has not issued an assessment claiming differences in specific mining tax filed for tax years 2023 onward. If the SII uses criteria similar to that used in previous years, it may issue an assessment in the future for this period. The Company estimates a potential assessment of US$ 828.6 million (corporate income tax deducted) by the SII, without considering interests and fines.

To date, the Company has recorded no effect corresponding to this tax on its profit and loss.

21.4	Contingencies regarding to the Contracts with Corfo

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruzlay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Salar de Atacama Project Agreement between Corfo and the Company, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Agreement, SQM Salar may be prevented from the exploitation of the mining assets in the Salar de Atacama that it has leased from Corfo.

21.5	Indirect guarantees

As of March 31, 2023, there are no indirect guarantees.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 22	Environment

22.1	Disclosures of disbursements related to the environment

Environmental protection, respect for human rights and overall impact on sustainability are ongoing concerns of the Company, both in its productive processes and throughout the supply chain. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy and human rights policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific measurable internal goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are:

i)	A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual).

ii)	A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit.

iii)	Ensure that all our products are carbon neutral by 2040 and in the case of lithium, iodine and potassium chloride, this goal is for 2030.

iv)	Stimulate more and better instances for dialog with the communities near the operations.

During the year 2023 we have been making progress with each of these goals, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these goals.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a “zone saturated with MP10 Particles” mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the “Decontamination Plan for Tocopilla” was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port, these measures have been timely implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments.

In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena (ME) and the Nueva Victoria plant (NV). This effort is being accompanied by outreach activities for the community and development of sites of interest.

Notes to the Consolidated Interim Financial Statements March 31, 2023

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development. In order to do so, it acts both individually and in conjunction with private and public entities.

22.2	Detailed information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of March 31, 2023 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$ 16,026 and are detailed as follows:

Notes to the Consolidated Interim Financial Statements March 31, 2023

Accumulated expenses as of March 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	4,685	03-31-2023
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	246	03-31-2023
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	217	03-31-2023
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	250	03-31-2023
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	38	03-31-2023
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	Environmental processing	Assets	1	03-31-2023
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	Environmental processing	Assets	51	03-31-2023
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	Environmental processing	Expense	84	03-31-2023
SQM S.A.	01-I050900 - Responsible Behavior	Sustainability: Environment and Risk Prevention	Expense	1	03-31-2023
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	437	03-31-2023
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	Sustainability: Environment and Risk Prevention	Assets	84	03-31-2023
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments	Sustainability: Environment and Risk Prevention	Expense	134	03-31-2023
SQM S.A.	01-P012000 - Setting up infrastructure for Respel, maintenance workshop	Sustainability: Environment and Risk Prevention	Expense	45	03-31-2023
SQM S.A.	01-I063000 - Installation of solar panels for NV new laboratory	Sustainability: Environment and Risk Prevention	Assets	2	03-31-2023
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	Sustainability: Environment and Risk Prevention	Assets	3	03-31-2023
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	Environmental processing	Expense	101	03-31-2023
SQM Industrial S.A.	04-J022800 - Adaptation of Light Pollution (DS 43) INDUSTRIAL	Sustainability: Environment and Risk Prevention	Assets	530	03-31-2023
SQM Industrial S.A.	04-I050100 - Engineering for Orcoma seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	21	03-31-2023
SQM Industrial S.A.	04-F000200 - Reopening of Pampa Blanca Project - Mine Operations Center / Conveyors	Sustainability: Environment and Risk Prevention	Assets	100	03-31-2023
SQM Industrial S.A.	04-I055800 - Elena 13 Power Modification	Sustainability: Environment and Risk Prevention	Assets	8	03-31-2023
SQM Industrial S.A.	04-J029200 - Electric ground transportation	Sustainability: Environment and Risk Prevention	Assets	311	03-31-2023
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Sustainability: Environment and Risk Prevention	Assets	4,194	03-31-2023
SQM Industrial S.A.	04-J031700 - Standardization of the prilling and drying plant as per DS-43 and RCA	Sustainability: Environment and Risk Prevention	Assets	30	03-31-2023
SQM Industrial S.A.	04-I061600 - Improvements and Cleaning Nueva Victoria Industrial Yard	Sustainability: Environment and Risk Prevention	Expense	132	03-31-2023
SQM Industrial S.A.	04-I062400 - NV Tarp Analytic Video	Sustainability: Environment and Risk Prevention	Assets	8	03-31-2023
SIT S.A.	03-T009900 - Air quality monitoring system for Tocopilla	Sustainability: Environment and Risk Prevention	Assets	3	03-31-2023
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	6	03-31-2023
SIT S.A.	03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex)	Sustainability: Environment and Risk Prevention	Assets	62	03-31-2023
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Sustainability: Environment and Risk Prevention	Assets	280	03-31-2023
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	10	03-31-2023
SQM Salar S.A.	19-L021400 - Environmental monitoring 2019 PSA	Environmental processing	Expense	0	03-31-2023
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	36	03-31-2023
SQM Salar S.A.	19-S016300 - Consultancy 2020	Sustainability: Environment and Risk Prevention	Assets	59	03-31-2023
SQM Salar S.A.	19-S016900 - Monitoring of water/vegetation dynamics in the Aguas de Quelana sector	Sustainability: Environment and Risk Prevention	Assets	34	03-31-2023
SQM Salar S.A.	19-L030100 - Standardization of Sectoral Environmental Permit 136 for the Salar de Atacama Works	Environmental processing	Expense	8	03-31-2023
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	Environmental processing	Expense	15	03-31-2023
Subtotal				12,226

Notes to the Consolidated Interim Financial Statements March 31, 2023

Accumulated expenses as of March 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	159	03-31-2023
SQM Salar S.A.	19-S021500 - Improvements to SK-1300 2021	Environmental processing	Expense	-	03-31-2023
SQM Salar S.A.	19-C012800 - Capture of CO2	Sustainability: Environment and Risk Prevention	Assets	850	03-31-2023
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	632	03-31-2023
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	Sustainability: Environment and Risk Prevention	Assets	47	03-31-2023
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	Sustainability: Environment and Risk Prevention	Assets	63	03-31-2023
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	Sustainability: Environment and Risk Prevention	Expense	9	03-31-2023
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	Sustainability: Environment and Risk Prevention	Assets	2	03-31-2023
SQM Salar S.A.	19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation	Sustainability: Environment and Risk Prevention	Assets	93	03-31-2023
SQM Salar S.A.	19-C022800 - Implementation of Restrooms in TAR Plant	Sustainability: Environment and Risk Prevention	Assets	1	03-31-2023
SQM Salar S.A.	19-C022900 - Improved Safety Conditions in Lithium Carbonate Plant ISO 45001	Sustainability: Environment and Risk Prevention	Assets	22	03-31-2023
SQM Salar S.A.	19-C023000 - Structural modification and compliance with standard DS43	Environmental processing	Assets	357	03-31-2023
SQM Salar S.A.	19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction	Environmental processing	Assets	65	03-31-2023
SQM Salar S.A.	19-C023800 - Installation and structural adaptations L3 - DS43	Sustainability: Environment and Risk Prevention	Assets	144	03-31-2023
SQM Salar S.A.	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Sustainability: Environment and Risk Prevention	Assets	253	03-31-2023
SQM Salar S.A.	19-L044400 - Compliance with Integrated Process Management System	Environmental processing	Assets	-	03-31-2023
SQM Salar S.A.	19-L045400 - New DLE technologies	Environmental processing	Assets	-	03-31-2023
SQM Salar S.A.	19-C024200 - Water and energy meters - pilot plants	Sustainability: Environment and Risk Prevention	Assets	-	03-31-2023
SQM Nitratos S.A.	12-F000400 - Reopening of Pampa Blanca Project - Mine workshop	Sustainability: Environment and Risk Prevention	Assets	62	03-31-2023
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	Sustainability: Environment and Risk Prevention	Assets	60	03-31-2023
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	Sustainability: Environment and Risk Prevention	Expense	145	03-31-2023
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	1	03-31-2023
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	36	03-31-2023
Orcoma Spa	15-I039100 - Sectoral Permits and compliance EIA Orcoma Project	Environmental processing	Expense	799	03-31-2023
Subtotal				3,800
Total				16,026

Notes to the Consolidated Interim Financial Statements March 31, 2023

Committed expenses for future periods as of March 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	8,149	12-31-2023
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	18	12-31-2023
SQM S.A.	01-I017400 - Development of Pintados and Deposit Humberstone	Sustainability: Environment and Risk Prevention	Expense	81	12-31-2023
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	74	12-31-2023
SQM S.A.	01-I038400 - Update APT conceptual and numerical hydrogeological model	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2023
SQM S.A.	01-S015900 - SQM Sustainability	Environmental processing	Expense	500	12-31-2023
SQM S.A.	01-I039700 - Adapting Pond Substances NV	Environmental processing	Assets	7	12-31-2023
SQM S.A.	01-P010300 - Adapting pond substances PV	Environmental processing	Assets	152	12-31-2023
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	Environmental processing	Assets	5	12-31-2023
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	Environmental processing	Expense	273	12-31-2023
SQM S.A.	01-I050900 - Responsible Behavior	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2023
SQM S.A.	01-F000100 - Pampa Blanca EIA - Sea water Project	Environmental processing	Expense	343	12-31-2023
SQM S.A.	01-F000300 - Pampa Blanca Project Reopening - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	932	12-31-2023
SQM S.A.	01-I054700 - Implementation of sustainability project (Wilson’s petrel protection)	Sustainability: Environment and Risk Prevention	Assets	246	12-31-2023
SQM S.A.	01-I054800 - Implementation of environmental commitments for the Tente en el Aire project	Sustainability: Environment and Risk Prevention	Expense	1,096	12-31-2023
SQM S.A.	01-I060400 - Standardization of Core Sample/Finished Product Room	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2023
SQM S.A.	01-I060500 - Improvements to input unloading area	Sustainability: Environment and Risk Prevention	Assets	27	12-31-2023
SQM S.A.	01-I060900 - Regularization of Hazardous Waste Storage Yard and General Storage Areas	Sustainability: Environment and Risk Prevention	Assets	20	12-31-2023
SQM S.A.	01-I062600 - Improved lighting at NV due to environmental and security standards	Sustainability: Environment and Risk Prevention	Assets	17	12-31-2023
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	Sustainability: Environment and Risk Prevention	Assets	255	12-31-2023
SQM Industrial S.A.	04-J013500 - Handling equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	200	12-31-2023
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2023
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	3	12-31-2023
SQM Industrial S.A.	04-M003900 - Revocation PDME	Sustainability: Environment and Risk Prevention	Expense	43	12-31-2023
SQM Industrial S.A.	04-J022800 - Improvements to light pollution (DS 43) INDUSTRIAL	Sustainability: Environment and Risk Prevention	Assets	1,355	12-31-2023
SQM Industrial S.A.	04-M004300 - Industrial Waste Reduction	Sustainability: Environment and Risk Prevention	Expense	1	12-31-2023
SQM Industrial S.A.	04-I038600 - Monitoring NV Extractions	Sustainability: Environment and Risk Prevention	Assets	51	12-31-2023
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree for SQM Industrial	Environmental processing	Assets	7	12-31-2023
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	414	12-31-2023
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	54	12-31-2023
SQM Industrial S.A.	04-M005600 - N&Y Warehouse Improvements	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2023
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors	Sustainability: Environment and Risk Prevention	Assets	453	12-31-2023
SQM Industrial S.A.	04-J028700 - Electromobility pilot for passenger transportation	Sustainability: Environment and Risk Prevention	Assets	10	12-31-2023
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	Sustainability: Environment and Risk Prevention	Assets	17	12-31-2023
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	1,560	12-31-2023
SQM Industrial S.A.	04-I052600 – Construction of courts sales descart	Sustainability: Environment and Risk Prevention	Assets	150	12-31-2023
Subtotal				16,570

Notes to the Consolidated Interim Financial Statements March 31, 2023

Committed expenses for future periods as of March 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	Sustainability: Environment and Risk Prevention	Assets	96	12-31-2023
SQM Industrial S.A.	04-J029100 - Sustainability program support	Sustainability: Environment and Risk Prevention	Assets	15	12-31-2023
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Sustainability: Environment and Risk Prevention	Assets	48,664	12-31-2023
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Sustainability: Environment and Risk Prevention	Assets	76	12-31-2023
SQM Industrial S.A.	04-I066800 - Evaporation and water recovery piloting at AFN	Sustainability: Environment and Risk Prevention	Assets	120	12-31-2023
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	21	12-31-2023
SIT S.A.	03-T012400 - Paving stones at Port 2022 (Leveling paving stones Ex Copex)	Sustainability: Environment and Risk Prevention	Assets	224	12-31-2023
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Sustainability: Environment and Risk Prevention	Assets	145	12-31-2023
SQM Salar S.A.	19-S013400 - Online monitoring	Sustainability: Environment and Risk Prevention	Expense	114	12-31-2023
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2023
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	58	12-31-2023
SQM Salar S.A.	19-L028200 - 2020 Environmental Monitoring	Sustainability: Environment and Risk Prevention	Expense	23	12-31-2023
SQM Salar S.A.	19-L031300 - Global FM Compliance Maintenance Area	Environmental processing	Expense	73	12-31-2023
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	Environmental processing	Expense	4	12-31-2023
SQM Salar S.A.	19-C012800 - CO2 Capture	Sustainability: Environment and Risk Prevention	Assets	750	12-31-2023
SQM Salar S.A.	19-C013700 - Thermosolar plant study	Sustainability: Environment and Risk Prevention	Expense	11	12-31-2023
SQM Salar S.A.	19-L034700 - Well electrification - Phase III (15 wells)	Sustainability: Environment and Risk Prevention	Assets	45	12-31-2023
SQM Salar S.A.	19-L035200 - Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	29	12-31-2023
SQM Salar S.A.	19-C016500 - Pond flowmeters and levels	Sustainability: Environment and Risk Prevention	Assets	75	12-31-2023
SQM Salar S.A.	19-C017400 - Support for tanks and reactors	Sustainability: Environment and Risk Prevention	Expense	13	12-31-2023
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	Sustainability: Environment and Risk Prevention	Expense	91	12-31-2023
SQM Salar S.A.	19-C018500 – PCA Maintenance	Sustainability: Environment and Risk Prevention	Assets	33	12-31-2023
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2023
SQM Salar S.A.	19-C022800 – Implementation of Restrooms in TAR Plant	Sustainability: Environment and Risk Prevention	Assets	9	12-31-2023
SQM Salar S.A.	19-C022900 - Improved Safety Conditions in Lithium Carbonate Plant ISO 45001	Sustainability: Environment and Risk Prevention	Assets	28	12-31-2023
SQM Salar S.A.	19-C023000 - Structural modification and compliance with standard DS43	Environmental processing	Assets	55	12-31-2023
SQM Salar S.A.	19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction	Environmental processing	Assets	195	12-31-2023
SQM Salar S.A.	19-C023800 - Installation and structural adaptations L3 - DS43	Sustainability: Environment and Risk Prevention	Assets	131	12-31-2023
SQM Salar S.A.	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Sustainability: Environment and Risk Prevention	Assets	97	12-31-2023
SQM Salar S.A.	19-L044000 - Renovation of discharge chutes MOP HII plant	Sustainability: Environment and Risk Prevention	Assets	240	12-31-2024
SQM Salar S.A.	19-L044200 - Salar Futuro	Sustainability: Environment and Risk Prevention	Assets	2,000	12-31-2024
SQM Salar S.A.	19-L044400 - Compliance with Integrated Process Management System	Environmental processing	Assets	350	12-31-2024
SQM Salar S.A.	19-L045400 - New DEL technologies	Environmental processing	Assets	175	12-31-2024
SQM Salar S.A.	19-L045600 - Brine Water Reclamation Project Phase II	Environmental processing	Assets	200	12-31-2023
SQM Salar S.A.	19-C024200 - Water and energy meters - pilot plants	Sustainability: Environment and Risk Prevention	Assets	79	12-31-2023
SQM Nitratos S.A.	12-F000400 - Reopening of Pampa Blanca Project - Mine workshop	Sustainability: Environment and Risk Prevention	Assets	49	12-31-2023
Subtotal				54,297

Notes to the Consolidated Interim Financial Statements March 31, 2023

Committed expenses for future periods as of March 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	Sustainability: Environment and Risk Prevention	Assets	5	12-31-2023
Minera Búfalo	20-A010300 - Buffalo Project Monitoring and Tracking Commitments	Sustainability: Environment and Risk Prevention	Expense	20	12-31-2023
SQM Potasio S.A.	14-I039400 - Adaptation of Iris Tank	Environmental processing	Assets	58	12-31-2023
Subtotal				83
Total				70,950

Notes to the Consolidated Interim Financial Statements March 31, 2023

Accumulated expenses as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	14,955	12-31-2022
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	102	07-26-2022
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	434	09-28-2022
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	844	09-30-2022
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	410	09-30-2022
SQM S.A.	01-S015900 - SQM Sustainability	Environmental processing	Expense	30	08-10-2022
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	201	06-10-2022
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	Environmental processing	Assets	44	08-30-2022
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	Environmental processing	Assets	71	09-30-2022
SQM S.A.	01-P010400 - Adaptation of dispatch warehouse PV	Environmental processing	Assets	44	06-22-2023
SQM S.A.	01-I041400 - DIA New ponds and stockpiles at Sur Viejo	Environmental processing	Expense	45	04-21-2022
SQM S.A.	01-I044400 - Improvement of NV heritage storage facility and offices	Sustainability: Environment and Risk Prevention	Expense	1	05-24-2022
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	Environmental processing	Expense	448	09-12-2022
SQM S.A.	01-I050900 - Responsible Behavior	Sustainability: Environment and Risk Prevention	Expense	188	09-22-2022
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	854	09-30-2022
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	Sustainability: Environment and Risk Prevention	Assets	219	09-09-2022
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments	Sustainability: Environment and Risk Prevention	Expense	405	09-30-2022
SQM S.A.	01-P012000 - Setting up infrastructure for Respel, maintenance workshop	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2022
SQM S.A.	01-I063000 - Installation of solar panels for NV new laboratory	Sustainability: Environment and Risk Prevention	Assets	36	01-31-2022
SQM S.A.	01-I062600 - Improved lighting at NV due to environmental and security standards	Sustainability: Environment and Risk Prevention	Assets	33	12-31-2022
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	Sustainability: Environment and Risk Prevention	Assets	162	03-31-2022
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	7	03-31-2022
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	Environmental processing	Expense	126	09-01-2022
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	941	09-07-2022
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	18	04-30-2022
SQM Industrial S.A.	04-I038600 - Monitoring extractions NV	Sustainability: Environment and Risk Prevention	Assets	512	06-16-2022
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	60	04-05-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	11	02-04-2022
SQM Industrial S.A.	04-M005400 - Rio Loa preventive monitoring (water and aquatic biota quality)	Sustainability: Environment and Risk Prevention	Expense	25	02-15-2022
SQM Industrial S.A.	04-J013500 - Handling of equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	5	03-30-2022
SQM Industrial S.A.	04-J015800 - Other 2019 industry regularizations	Sustainability: Environment and Risk Prevention	Expense	13	09-13-2022
SQM Industrial S.A.	04-M005600 - Improve N&Y warehouse	Sustainability: Environment and Risk Prevention	Assets	20	09-30-2022
SQM Industrial S.A.	04-I050100 - Engineering for Orcoma seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	316	09-28-2022
SQM Industrial S.A.	04-F000200 - Reopening of Pampa Blanca Project - Mine Operations Center / Conveyors	Sustainability: Environment and Risk Prevention	Assets	835	09-30-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	34	04-20-2022
SQM Industrial S.A.	04-I052600 - Construction of Waste Salt Yards	Sustainability: Environment and Risk Prevention	Assets	1,440	08-31-2022
Subtotal				23,893

Notes to the Consolidated Interim Financial Statements March 31, 2023

Accumulated expenses as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Industrial S.A.	04-J029100 - Sustainability program support	Sustainability: Environment and Risk Prevention	Assets	139	09-30-2022
SQM Industrial S.A.	04-J029200 - Electric ground transportation	Sustainability: Environment and Risk Prevention	Assets	722	09-30-2022
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Sustainability: Environment and Risk Prevention	Assets	5,256	09-30-2022
SQM Industrial S.A.	04-J031700 - Standardization of the prilling and drying plant as per DS-43 and RCA	Sustainability: Environment and Risk Prevention	Assets	129	09-30-2022
SQM Industrial S.A.	04-J032700 - Purchase Maxus electric truck	Sustainability: Environment and Risk Prevention	Assets	280	08-24-2022
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	15	05-19-2022
SQM Industrial S.A.	04-J028800 - Implementation of Economizers and structural improvements, NPT2	Sustainability: Environment and Risk Prevention	Assets	17	05-03-2022
SQM Industrial S.A.	04-I061600 - Improvements and Cleaning Nueva Victoria Industrial Yard	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2022
SQM Industrial S.A.	04-I062400 - NV Tarp Analytic Video	Sustainability: Environment and Risk Prevention	Assets	6	12-31-2022
SQM Industrial S.A.	04-S022100 - Recovery of Prill Heat in CS/Electric Buses	Sustainability: Environment and Risk Prevention	Assets	163	12-31-2022
SIT S.A.	03-T009900 - Air quality monitoring system for Tocopilla	Sustainability: Environment and Risk Prevention	Assets	8	04-21-2022
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	8	07-31-2022
SIT S.A.	03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex)	Sustainability: Environment and Risk Prevention	Assets	766	09-30-2022
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Sustainability: Environment and Risk Prevention	Assets	184	12-31-2022
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	28	09-30-2022
SQM Salar S.A.	19-L021400 - Environmental monitoring 2019 PSA	Environmental processing	Expense	34	08-31-2022
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	151	09-30-2022
SQM Salar S.A.	19-S016300 - Consultancy 2020	Sustainability: Environment and Risk Prevention	Assets	81	07-22-2022
SQM Salar S.A.	19-S016400 - Implement Acquiere BD Ambiental	Sustainability: Environment and Risk Prevention	Assets	1	09-30-2022
SQM Salar S.A.	19-L025800 - Normalization of Energy Administration System	Sustainability: Environment and Risk Prevention	Assets	2	06-30-2022
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Assets	8	02-14-2022
SQM Salar S.A.	19-L025300 - Compliance with health department water permit	Sustainability: Environment and Risk Prevention	Assets	19	09-30-2022
SQM Salar S.A.	19-L030200 - Removal and disposal of non- hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	7	02-28-2022
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	75	09-30-2022
SQM Salar S.A.	19-L029800 - DS43 Adjustment	Environmental processing	Assets	36	08-31-2022
SQM Salar S.A.	19-L030100 - Standardization of Sectoral Environmental Permit 136 for the Salar de Atacama Works	Environmental processing	Expense	15	12-30-2022
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	Environmental processing	Assets	55	08-04-2022
SQM Salar S.A.	19-L031700 - Regulation of Emissions Sources of Light DS N°43	Sustainability: Environment and Risk Prevention	Assets	735	07-29-2022
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Expense	752	09-30-2022
SQM Salar S.A.	19-L019800 - Salar de Atacama paleoclimatic study	Sustainability: Environment and Risk Prevention	Assets	24	05-31-2022
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	Environmental processing	Expense	4,394	06-30-2022
SQM Salar S.A.	19-S021500 - Improvements to SK-1300 2021	Sustainability: Environment and Risk Prevention	Expense	9	08-18-2022
SQM Salar S.A.	19-C012800 - Capture of CO2	Sustainability: Environment and Risk Prevention	Assets	56	09-29-2022
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	2,102	09-30-2022
SQM Salar S.A.	19-C013700 - Thermosolar plant study	Sustainability: Environment and Risk Prevention	Expense	5	12-31-2022
SQM Salar S.A.	19-L034700 - Electrification of Ponds- Stage III (15 ponds)	Sustainability: Environment and Risk Prevention	Assets	64	09-30-2022
Subtotal				16,350

Notes to the Consolidated Interim Financial Statements March 31, 2023

Accumulated expenses as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Salar S.A.	19-L035100 - MOP G III Critical equipment overhaul	Sustainability: Environment and Risk Prevention	Expense	58	08-31-2022
SQM Salar S.A.	19-L035200 - Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	4	08-04-2022
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	Sustainability: Environment and Risk Prevention	Assets	46	09-30-2022
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	Sustainability: Environment and Risk Prevention	Assets	240	08-31-2022
SQM Salar S.A.	19-L042600 - Installation of solar panels for the Salar Camp	Sustainability: Environment and Risk Prevention	Assets	110	01-31-2022
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	Sustainability: Environment and Risk Prevention	Expense	124	08-31-2022
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation	Sustainability: Environment and Risk Prevention	Assets	38	12-31-2022
SQM Salar S.A.	19-C023000 - Structural modification and compliance with standard DS43	Environmental processing	Assets	48	12-31-2022
SQM Salar S.A.	19-C023800 - Installation and structural adaptations L3 - DS43	Sustainability: Environment and Risk Prevention	Assets	76	12-31-2022
SQM Salar S.A.	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Sustainability: Environment and Risk Prevention	Assets	41	06-30-2022
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	Environmental processing	Assets	1	04-06-2022
SQM Nitratos S.A.	12-F000400 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Assets	320	09-30-2022
SQM Nitratos S.A.	12-I061400 - Installation of fuel catalysts in 16 mining machines	Sustainability: Environment and Risk Prevention	Assets	212	12-31-2022
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	Sustainability: Environment and Risk Prevention	Expense	99	09-21-2022
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	18	09-01-2022
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	53	05-23-2022
Orcoma Spa	15-I039100 - Sectoral Permits and compliance EIA Orcoma Project	Environmental processing	Expense	2,447	09-30-2022
Subtotal				3,937
Total				44,180

Notes to the Consolidated Interim Financial Statements March 31, 2023

Committed expenses for future periods as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	8,149	12-31-2022
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	82	12-31-2022
SQM S.A.	01-I017400 - Development of Pintados and Deposit Humberstone	Sustainability: Environment and Risk Prevention	Expense	117	12-31-2022
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	516	12-31-2022
SQM S.A.	01-I028300 - Implementación PDC 2019 - Proceso sanción Llamara	Sustainability: Environment and Risk Prevention	Expense	171	12-31-2022
SQM S.A.	01-I038400 - Update APT conceptual and numerical hydrogeological model	Sustainability: Environment and Risk Prevention	Expense	42	12-31-2022
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	121	12-31-2022
SQM S.A.	01-I039700 - Adapting Pond Substances NV	Environmental processing	Assets	35	12-31-2022
SQM S.A.	01-P010300 - Adapting pond substances PV	Environmental processing	Assets	267	12-31-2022
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	Environmental processing	Assets	5	12-31-2022
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	Environmental processing	Expense	269	12-31-2022
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	Sustainability: Environment and Risk Prevention	Expense	8	12-31-2022
SQM S.A.	01-S022000 - Sustainability projects SQM-Sustainable luminaires iris-NV	Sustainability: Environment and Risk Prevention	Assets	25	12-31-2022
SQM S.A.	01-F000100 - Pampa Blanca EIA - Sea water Project	Environmental processing	Expense	493	12-31-2025
SQM S.A.	01-F000300 - Pampa Blanca Project Reopening - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	1,090	06-30-2023
SQM S.A.	01-I054700 - Implementation of sustainability project (Wilson’s petrel protection)	Sustainability: Environment and Risk Prevention	Assets	381	12-31-2024
SQM S.A.	01-I054800 - Implementation of environmental commitments for the Tente en el Aire project	Sustainability: Environment and Risk Prevention	Assets	1,095	02-28-2023
SQM S.A.	01-P012000 - Installation of hazardous waste infrastructure, maintenance shop	Sustainability: Environment and Risk Prevention	Expense	43	13-01-2023
SQM S.A.	01-I060400 - Standardization of Core Sample/Finished Product Room	Sustainability: Environment and Risk Prevention	Assets	20	12-31-2023
SQM S.A.	01-I060500 - Improvements to input unloading area	Sustainability: Environment and Risk Prevention	Assets	72	12-31-2022
SQM S.A.	01-I060900 - Regularization of Hazardous Waste Storage Yard and General Storage Areas	Sustainability: Environment and Risk Prevention	Assets	52	12-31-2022
SQM S.A.	01-I062600 - Improved lighting at NV due to environmental and security standards	Sustainability: Environment and Risk Prevention	Assets	25	03-31-2023
SQM Industrial S.A.	04-J013500 - Handling equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	259	12-31-2022
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2022
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	26	12-31-2022
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	29	12-31-2022
SQM Industrial S.A.	04-M003900 - Revocation PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2022
SQM Industrial S.A.	04-J022700 - DIA Integración Faena Coya Sur	Environmental processing	Expense	184	12-31-2022
SQM Industrial S.A.	04-J022800 - Improvements to light pollution (DS 43) INDUSTRIAL	Sustainability: Environment and Risk Prevention	Assets	2,659	12-31-2022
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	8	12-31-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	403	12-31-2022
SQM Industrial S.A.	04-J025000 - Scrubber Calderas NPT3	Sustainability: Environment and Risk Prevention	Assets	200	12-31-2022
SQM Industrial S.A.	04-M005400 - Rio Loa Preventive Monitoring (Water and Aquatic Biota Quality)	Sustainability: Environment and Risk Prevention	Expense	88	12-31-2022
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	43	07-31-2024
SQM Industrial S.A.	04-S022100 - Prilled heat recovery in electric CS/Buses	Sustainability: Environment and Risk Prevention	Assets	27	12-31-2022
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors	Sustainability: Environment and Risk Prevention	Assets	391	06-30-2023
Subtotal				17,450

Notes to the Consolidated Interim Financial Statements March 31, 2023

Committed expenses for future periods as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Industrial S.A.	04-J028700 - Electromobility pilot for passenger transportation	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2022
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	Sustainability: Environment and Risk Prevention	Assets	148	12-31-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	1,548	12-31-2022
SQM Industrial S.A.	04-I052600 – Construction of courts sales descart	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2022
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	Sustainability: Environment and Risk Prevention	Assets	140	12-31-2022
SQM Industrial S.A.	04-J029100 - Sustainability program support	Sustainability: Environment and Risk Prevention	Assets	11	12-31-2022
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Sustainability: Environment and Risk Prevention	Assets	49,744	06-30-2024
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Sustainability: Environment and Risk Prevention	Assets	121	12-31-2022
SQM Industrial S.A.	04-I061300 - Reduction of water loss due to solar evaporation	Sustainability: Environment and Risk Prevention	Assets	55	11-30-2022
SQM Industrial S.A.	04-J032700 - Purchase of Maxus electric truck	Sustainability: Environment and Risk Prevention	Assets	50	07-31-2022
SQM Industrial S.A.	04-I061600 - Improvement and Cleaning of Nueva Victoria Industrial Yard	Sustainability: Environment and Risk Prevention	Expense	171	04-30-2023
SQM Industrial S.A.	04-I062400 - Analytical Video Coating Machines NV	Sustainability: Environment and Risk Prevention	Assets	9	12-31-2022
SIT S.A.	03-T009900 - Air quality monitoring system Tocopilla	Sustainability: Environment and Risk Prevention	Assets	23	12-31-2022
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	21	12-31-2022
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	9	12-31-2022
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Sustainability: Environment and Risk Prevention	Assets	466	12-31-2022
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-L019800 - Paleoclimate Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	2	12-31-2022
SQM Salar S.A.	19-L020000 - Improvement of Operational Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-S013400 - Online monitoring	Sustainability: Environment and Risk Prevention	Expense	199	12-31-2022
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	29	12-31-2022
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2022
SQM Salar S.A.	19-S016500 - Incorporation of IA prediction test models	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	98	12-31-2022
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	3	12-31-2022
SQM Salar S.A.	19-L030700 - Well electrification, second stage	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L031300 - Global FM Compliance Maintenance Area	Environmental processing	Expense	88	12-31-2022
SQM Salar S.A.	19-L031700 - Regularization of Light Emitting Sources DS No. 43	Environmental processing	Assets	2	12-31-2022
SQM Salar S.A.	19-L032000 - Salar Sustainability Project	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2022
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	Environmental processing	Expense	4	12-31-2023
SQM Salar S.A.	19-C012800 - CO2 Capture	Sustainability: Environment and Risk Prevention	Assets	1,961	12-31-2023
SQM Salar S.A.	19-C013700 - Thermosolar plant study	Sustainability: Environment and Risk Prevention	Expense	18	12-31-2022
SQM Salar S.A.	19-L034700 - Well electrification - Phase III (15 wells)	Sustainability: Environment and Risk Prevention	Assets	26	12-31-2022
SQM Salar S.A.	19-L035100 - MOP G III Critical equipment overhaul	Sustainability: Environment and Risk Prevention	Expense	2	12-31-2022
SQM Salar S.A.	19-L035200 - Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	55	12-31-2022
Subtotal				55,215

Notes to the Consolidated Interim Financial Statements March 31, 2023

Committed expenses for future periods as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Salar S.A.	19-L035600 - Electrification of P reservoir well system, with ½ tension system	Sustainability: Environment and Risk Prevention	Assets	57	12-31-2022
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	24	12-31-2022
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	Sustainability: Environment and Risk Prevention	Assets	16	12-31-2022
SQM Salar S.A.	19-C016500 - Pond flowmeters and levels	Sustainability: Environment and Risk Prevention	Assets	100	12-31-2023
SQM Salar S.A.	19-C017400 - Support for tanks and reactors	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2023
SQM Salar S.A.	19-L040300 - Lithium Mitigation Project	Sustainability: Environment and Risk Prevention	Expense	83	12-31-2022
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	Sustainability: Environment and Risk Prevention	Assets	60	12-31-2022
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	Sustainability: Environment and Risk Prevention	Expense	51	12-31-2022
SQM Salar S.A.	19-C018500 – PCA Maintenance	Sustainability: Environment and Risk Prevention	Assets	45	06-30-2023
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	Sustainability: Environment and Risk Prevention	Assets	13	06-30-2022
SQM Salar S.A.	19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation	Sustainability: Environment and Risk Prevention	Activo	36	06-30-2023
SQM Salar S.A.	19-S024700 - Tool development for reporting monthly weather data to PdC	Sustainability: Environment and Risk Prevention	Expense	50	06-30-2023
SQM Salar S.A.	19-S025600 - Maintenance workshop and warehouse infrastructure	Sustainability: Environment and Risk Prevention	Assets	30	06-30-2023
SQM Nitratos S.A.	12-F000400 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Assets	54	06-30-2023
SQM Nitratos S.A.	12-I052000 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Expense	257	06-30-2023
SQM Nitratos S.A.	12-I061400 - Installation of fuel catalysts in 16 mining machines	Sustainability: Environment and Risk Prevention	Assets	4	03-31-2023
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	Sustainability: Environment and Risk Prevention	Assets	200	12-31-2022
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	Sustainability: Environment and Risk Prevention	Expense	201	02-28-2023
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	112	12-31-2022
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	89	12-31-2022
SQM Salar S.A.	19-C022800 – Implementation of Restrooms in TAR Plant	Sustainability: Environment and Risk Prevention	Assets	23	06-30-2023
SQM Salar S.A.	19-C022900 - Improved Safety Conditions in Lithium Carbonate Plant ISO 45001	Sustainability: Environment and Risk Prevention	Assets	63	01-31-2023
SQM Salar S.A.	19-C023000 - Structural modification and compliance with standard DS43	Environmental processing	Assets	412	01-31-2023
SQM Salar S.A.	19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction	Environmental processing	Assets	260	01-31-2023
SQM Salar S.A.	19-C023800 - Installation and structural adaptations L3 - DS43	Sustainability: Environment and Risk Prevention	Assets	274	06-30-2023
SQM Salar S.A.	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Sustainability: Environment and Risk Prevention	Assets	389	03-31-2023
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	Sustainability: Environment and Risk Prevention	Assets	258	03-31-2023
Subtotal				3,186
Total				75,851

Notes to the Consolidated Interim Financial Statements March 31, 2023

22.3	Description of each project, indicating whether these are in process or have been finished

Sociedad Quimica y Minera de Chile S.A.

Environmental Commitments Implementation Projects

I0172: The project includes the commitments the Tamarugos Environmental Management Plan, which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara.

I0283: The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.

I0384: The project contemplates updating the Conceptual and Numerical Hydrogeological Model for the Pampa del Tamarugal Aquifer.

P0120: The project consists of the manufacture and installation of structures for waste separation.

I0547: The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities.

I0604: The project consists of the construction of a room for storing core samples at the Nueva Victoria Iodine plant, to meet client requirements and to comply with the DS 43 Regulation on Hazardous Substances.

I0605: The project consists of a 100% improvement to receiving and unloading facilities at the Nueva Victoria Iodine plant, to meet the requirements of suppliers and the comply with DS 43, the Regulation on Hazardous Substances.

I0609: The project consists of the regularization of the hazardous waste storage yard and general storage areas in the Nueva Victoria iodine plant, to comply with DS 43, the Regulation on Hazardous Substances.

I0626: Change all exterior lighting in NV plant, ensuring the material is antiexplosive and in keeping with the environmental decree.

I0638: SO2 gas abatement in NV plant to reduce emissions by 61%.

Environmental Improvement Initiatives and Projects

I0396: The project involves improving NV’s hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0397: The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

I0444: The project considers improving the proprietary warehouse and environmental offices in Nueva Victoria.

P0103: The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

P0104: The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

I0509: The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste).

I0630: The project will install solar panels on the laboratory roof and the batteries to store energy and power lighting for the Nueva Victoria laboratory.

Notes to the Consolidated Interim Financial Statements March 31, 2023

S0220: The goal of the project is to finance the change in lighting with less energy consumption in the Iris Camp, aligned with the goals of the company’s sustainable development plan.

F0003: The project consists of the reopening of the Pampa Blanca iodide plant.

I0174: The project consists of the enhancement of the former Pintados station and preparation of a storage space at Humberstone for storing the archaeological materials that are recovered as part of the archaeological compensation measures involved in these projects.

I0548: The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions.

I0194: The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.

I0282: The project consists of the preparation and processing of the Environmental Impact Study for Llamara.

I0414: The project includes the preparation and processing of an Environmental Impact Statement (EIS) required to obtain environmental authorization for additional surface ponds, new scrap storage areas, increased transport of nitrate-rich salts to Coya Sur and increased BF portage (AFA) from Nueva Victoria to Sur Viejo.

S0159: The project considers surveying all the company’s sustainability initiatives, integrating the different practices in the areas of the company, identifying its strengths and opportunities to strengthen the management of its sustainability, aligning the strategy with the SDGs for all SQM operations in Chile. Support in completing the DJSI survey.

F0001: The project will develop the engineering and studies required to prepare the EIA, sectorial and territorial permits to operate the Pampa Blanca Mine.

SQM Industrial S.A.

Environmental Commitments Implementation Projects

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS) and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

Environmental Improvement Initiatives and Projects

I0386 The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site.

I0469: The project considers the development of conceptual engineering studies for assessment of technical-economic feasibility for the implementation of a pilot floating photovoltaic solar plant in the Sur Viejo water ponds (FPV-SV).

I0616: The project will clean two industrial yards in Nueva Victoria; the first is the operative yard, while the second is a non-standard yard.

I0624: The project will install cameras to visually register drivers in the Nueva Victoria coating machine area.

I0668: Recover water from the solar evaporation pool system through a forced evaporation system.

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest.

Notes to the Consolidated Interim Financial Statements March 31, 2023

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements.

J0228: The project considers the installation and normalization of lighting in Coya Sur and María Elena.

J0237: The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

M0043: The project considers the removal of industrial waste to free up the sites defined for this purpose.

M0056: The project involves improving electrical facilities in the storage warehouses, repairing structures and roofs, improving patio floors, reducing waste generation, reducing the risk of fatigue among warehouse staff and increasing productivity, including equipment with electrical traction and mechanical support for storage and dispatch.

I0501: The project involves constructing a 400 l/s seawater collection and impulsion system for watering the leach heap, iodide plant and evaporation pond.

J0250: The project will install a scrubber, which will require developing structural engineering to support it and invite tenders for these structures at the NPT2 plant.

J0290 The project will implement a solar pilot plant to generate thermal energy for heating solutions in NPT3. This first stage will draw O&M conclusions as well as yields for a potential industrial plant.

I0526: The project consists of the construction of yards for waste salts.

J0291: The project includes the acquisition of equipment and machines for the separation and reuse of waste in Nueva Victoria.

I0558: The project consists of removing power lines and posts.

J0152: The project consists of the installation of heat recovery equipment for boiler exhaust gas and the implementation of associated structural improvements.

J0287: The project consists of testing technology for the 100% reduction of emissions of greenhouse gases such as CO2, through the introduction of quick-charging electric pickups in CS operations.

J0288: The projects consists of the mounting and implementation of economizers for NPT2 plant steam boilers.

J0292: The project consists of an e-mobility pilot with an electric truck.

S0221: The project objective is to finance initiatives aligned with the goals of the Company’s Sustainable Development Plan. We have concrete targets we must meet through projects.

J0317: Switching of lights in the prilling and drying plants to comply with DS43 requirements.

G0007: Develop a 400 l/s seawater impulsion system for Pampa Orcoma.

J0327: A Maxus H6 truck will be purchased to study how it handles SQM roads and to assess the technical and economic feasibility of switching the entire ground fleet (350 trucks) in future.

I0613: The project consists of installing floating protective covers of recycled polypropylene (Hexa-cover) on three water storage ponds at SV to reduce water loss.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Projects for the Studies and Presentations to the Environmental Assessment System

J0227: The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.

M0054: The project involves developing the preliminary identification studies of the mine and PV heap area, identification of intake points and layouts for the sea water impulsion line.

F0002: The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.

M0039: The project consists of undertaking the legal technical analyses as per the request lodged with the Environment Ministry.

SIT S.A.

Environmental Improvement Initiatives and Projects

T0099: The project involves preparing a detailed emissions inventory, particulate matter dispersion model and protocol development. Measurement of fugitive emissions from Tocopilla Port operations and Air Quality Monitoring.

T0105: The purpose of the project is to install a system that detects and issues early warnings of hydrocarbons in the sea near the facilities at Tocopilla Port.

T0118: The objective of the project is to review and engineer all the equipment comprising this shipping circuit, conveyor belts, feeders and control system of the mechanized arm, in order to achieve automation.

T0129: Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles.

T0124: The project will purchase and install 7,500 m2 of concrete new jersey barriers to protect pedestrians, and demarcate the pedestrian traffic areas.

SQM Salar S.A.

Environmental Commitments Implementation Projects

L0198: The project will date sediment in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project).

L0301: The project will identify the requirements to request landfill permits and ensure their physical and chemical stability. It will include the safety measures that apply to construction and any future growth, in order to protect the environment and the life and welfare of people.

L0323: This considers undertaking hydrogeological and hydroecological studies, improvements in hydrogeological numerical modeling, instrumentation in environmentally sensitive areas and topographical surveys, to improve the hydrogeological-environmental understanding of the Salar de Atacama, to better respond to questions from environmental officials.

Notes to the Consolidated Interim Financial Statements March 31, 2023

S0134: The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.

C0124: The project involves the construction of discarded salt deposits, required by the increase in production in the lithium hydroxide and lithium carbonate plant.

L0214: The project consists of implementing a 2019 environmental follow up plan, monitoring optimal compliance with current environmental provisions.

C0165: The project consists of the installation of flowmeters and levels in ponds to carry out water balances for each discard pond so they can be reported to the environmental authorities.

C0230: Comply with DS43 through structural modifications and union of both warehouses, installation of new ventilation points, certifications and engineering at the Carmen Chemical Plant.

C0235: Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant.

C0238: Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant.

L0214: The Project involves implementing a 2019 environmental monitoring plan that monitors optimum compliance with current environmental standards.

L0147: The project involves managing industrial waste in the Salar de Atacama, eliminating unauthorized industrial waste storage points, in accordance with the RCA and current regulations.

S0247: The project will develop a monthly reporting tool for meteorological data required for the PdC.

S0256: The project will improve infrastructure at the maintenance workshop and hydrogeology warehouses to comply with ISO 14:001 2015 Standardization in Salar de Atacama.

Environmental Improvement Initiatives and Projects

C0185: The project will create a team dedicated to the maintenance and control of PCA wells.

C0186: The project will automate the control systems for monitoring the Lithium Carbonate plant.

C0242: Implement measurements of water and energy consumption factors in pilot plants, to improve environmental indicators in new processes.

L0189: It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. This considers consulting with an expert to propose methodological improvements.

L0242: This contemplates consulting to study the large-scale behavior of lagoon systems through the development of analytic or semi-analytic solutions.

L0253: This considers the regularization of the potable water system and the disposal of sewage waters from management.

L0258: This considers the normalization of the Electricity System for maintaining and operating the transformer substations.

L0282: It will consider an ecological assessment plan and environmental variables, a monitoring and early warning plan, a contingency plan and a vegetation response model. Hydro-geological modeling and early warning well modeling.

Notes to the Consolidated Interim Financial Statements March 31, 2023

L0298: It will consider adapting civil works to store hazardous substances, according to DS43.

L0302: It will consider removing non-hazardous industrial waste stored on site and reduce the amount of waste in authorized landfills.

L0307: The project will electrify 21 wells that provide high lithium brine or direct lithium in Salar de Atacama.

L0313: This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment, which may provoke harm to people or damages to facilities.

L0317: This considers standardizing all external sources of lighting that do not have DS 43 certification for light pollution. The main activity involves regulating or changing all sources of emission that do not meet standards, considering the scopes and procedures established in this decree.

L0423: Energy efficiency in wells with direct start and regulation, reducing energy consumption, operating costs and CO2 emissions into the environment.

L0424: The project will install solar systems, renewable energy systems and reduce consumption by implementing energy efficiency systems.

L0426: Installation of 48 solar panels on a steel structure, which will serve a double function as both parking for service personnel and renewable energy use.

L0429: Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit.

L0440: Eliminate excessive leaks in the regrinding area of the MOP H II plant.

L0442: Definition of a comprehensive project to increase lithium production in the long term, through yield increases associated with the application of new technology and bringing the net water consumption of the mine to zero.

L0444: Fill the gaps encountered in order to qualify for certifications. Comply with legal and environmental standards.

L0454: Monitor new direct lithium extraction (DLE) technologies that resolve the new challenges and demands, which include solvent extraction, ion exchange, adsorption and nanofiltration.

L0456: Design, build and operate a pilot plant that uses solar energy to evaporate SQM brine and that is capable of recovering at least 90% of the evaporated water, complying with the chemical specifications of both the water and the concentrated brine.

S0162: This contemplates the acquisition of technology for optimization and traceability of GHS data.

S0163: The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.

S0164: This contemplates the unification of proprietary and third-party databases.

S0165: This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.

S0242: The project consists of developing an LCA to understand the water footprint, considering the need to validate this information with third parties.

L0320: The project aims to finance waste separation and recycling initiatives in the Salar de Atacama.

S0215: The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements

L0340: Preparation of the “Salar de Atacama Sustainable Development Plan” EIA and “Increase in Capacity and Optimization of the Carmen Lithium Production Plant” EIS.

Notes to the Consolidated Interim Financial Statements March 31, 2023

C0128: This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate.

C0137: This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels.

L0347: The project seeks to electrify the 15 wells medium-tension line, decreasing the use of generators that cause a greater impact in terms of CO2 emissions, diesel fuel consumption and maintenance costs.

L0351: This project consists of the overhaul of collectors 4 and 5 and includes both equipment and associated ductwork.

L0352: This project consists of generating a dust capture system on the stacker, to eliminate pollution and the loss of material.

L0356: This project consists of migrating the current electricity supply method (generator use) to a medium-tension supply that provides a continuous supply to the wells.

S0169: The project seeks to improve understanding of the dynamic between vegetation and water bodies in the Aguas de Quelana sector by applying spectral indicators with high resolution satellite images.

C0146: The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights.

C0174: The project consists of repairing the tanks at the Lithium Carbonate plant, because they have been leaking and cracking due to operations.

L0403: The project consists of planting 5,000 native trees to compensate for/mitigate transportation emissions on the road between the Salar de Atacama and the El Carmen chemical plant, on the order of 10,000 tons of CO2.

C0228: The project involves the implementation of definitive bathrooms in the TAR plant, which must include bathrooms, showers and a men’s and women’s changing room.

C0229: The project consists of improving the conditions and operability of emergency showers in PQL and other safety devices necessary for ISO 45001 certification.

Orcoma Estudios Spa

Environmental Commitments Implementation Projects

I0391: The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.

SQM Nitratos S.A.

Environmental Improvement Initiatives and Projects

I0390: The project contemplates making improvements to the common warehouse in Mina Oeste based on the commitments defined in the adaptation plan presented to the Health SEREMI, thereby complying with DS43.

I0520: The project involves strengthening the iodine and nitrate supply, reactivating mining operations for the extraction and construction of the leaching heaps of the Pampa Blanca Project in Region II (Antofagasta).

I0614: El proyecto consiste la instalación de catalizadores en 16 equipos de la flota de operaciones mineras para una potencial de reducción de 300 a 450 toneladas anuales de CO2eq.

I0618: The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Environmental Commitments Implementation Projects

F0004: Reopening the mine facilities of the mining project.

Sociedad Contractual Minera Búfalo

Projects for the Studies and Presentations to the Environmental Assessment System

A0103: The project consists of the implementation and execution of commitments acquired in the Búfalo Project environmental assessment.

SQM Potasio S.A.

Environmental Improvement Initiatives and Projects

I0394: The project involves improving Iris’s hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0398: The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 23	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

23.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a)	Geographic areas:

For the year ended March 31, 2023
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	16,770	213	1,391	3,437	425	3,471	25,707
Latin America and the Caribbean	14,840	6,876	3,252	41,624	3,386	126	70,104
Europe	30,831	101,475	120,097	12,902	7,263	331	272,899
North America	109,369	39,902	45,498	20,111	13,011	200	228,091
Asia and Others	49,131	91,182	1,475,984	8,858	41,851	43	1,667,049
Total	220,941	239,648	1,646,222	86,932	65,936	4,171	2,263,850

For the year ended as of March 31, 2022
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	29,796	554	200	18,136	1,483	4,051	54,220
Latin America and the Caribbean	29,992	2,113	400	57,835	2,039	168	92,547
Europe	57,346	64,955	70,454	4,433	7,599	266	205,053
North America	105,802	31,664	30,380	20,051	14,178	113	202,188
Asia and Others	52,363	53,130	1,344,928	13,603	1,760	26	1,465,810
Total	275,299	152,416	1,446,362	114,058	27,059	4,624	2,019,818

Notes to the Consolidated Interim Financial Statements March 31, 2023

(b)	Main product and service lines:

	For the period from January to March of the year
Products and Services	2023	2022
	ThUS$	ThUS$
Specialty plant nutrition	220,941	275,299
- Sodium Nitrates	10,491	4,899
- Potassium nitrate and sodium potassium nitrate	117,763	174,232
- Specialty Blends	49,897	63,357
- Other specialty fertilizers	42,790	32,811
Iodine and derivatives	239,648	152,416
Lithium and derivatives	1,646,222	1,446,362
Potassium	86,932	114,058
Industrial chemicals	65,936	27,059
Other	4,171	4,624
- Services	883	850
- Income from property leases	47	75
- Income from subleases on right-of-use assets	-	37
- Commodities	543	1,165
- Other ordinary income of Commercial Offices	2,698	2,497
Total	2,263,850	2,019,818

Notes to the Consolidated Interim Financial Statements March 31, 2023

23.2	Cost of sales

Cost of sales broken down by nature of expense:

	For the period from January to March of the year
Nature of expense	2023	2022
	ThUS$	ThUS$
Raw materials and consumables used	(162,887)	(114,693)
Classes of employee benefit expenses	(67,444)	(67,504)
Depreciation expense	(56,088)	(48,647)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,096)	(1,494)
Amortization expense	(4,676)	(4,167)
Investment plan expenses	(1,228)	(2,912)
Provision for materials, spare parts and supplies	(1,742)	(3,711)
Contractors	(57,668)	(43,821)
Operating leases	(22,246)	(17,930)
Mining patents	(1,655)	(1,824)
Operational transportation	(26,055)	(18,622)
Freight / product transportation costs	(21,468)	(20,505)
Purchase of products from third parties	(102,279)	(110,536)
Insurance	(14,615)	(6,975)
Corfo rights and other agreements	(721,393)	(424,540)
Export costs	(30,465)	(31,839)
Expenses related to variable lease payments (contracts under IFRS 16)	(1,204)	(470)
Variation in gross inventory	112,287	88,157
Variation in inventory provision	572	(1,186)
Other	(15,900)	(21,942)
Total	(1,198,250)	(855,161)

Notes to the Consolidated Interim Financial Statements March 31, 2023

23.3	Other income

Other income	For the period from January to March of the year
	2023	2022
	ThUS$	ThUS$
Discounts obtained from suppliers	389	268
Fines charged to suppliers	3,630	12
Amounts recovered from taxes	-	142
Amounts recovered from insurance	589	80
Overestimate of provisions for third-party obligations	357	160
Sale of assets classified as properties, plant and equipment	2	715
Sales of materials, parts and supplies	50	-
Easements, pipelines and roads	-	894
Refunds for mining patents and notarial expenses	-	286
Government Grants (1)	12,243	-
Others	401	65
Total	17,661	2,622

(1) The Company received an unconditional government grant for US$12,243 in March 2023, related to the permanence of its commercial office of SQM Shanghai Chemicals Co. Ltd. in the current district, which was recognized as part of this category.

23.4	Administrative expenses

	For the period from January to March of the year
Administrative expenses	2023	2022
	ThUS$	ThUS$
Employee benefit expenses	(22,417)	(18,290)
Marketing costs	(1,512)	(799)
Amortization expenses	(88)	(26)
Entertainment expenses	(978)	(590)
Advisory services	(4,229)	(3,580)
Lease of buildings and facilities	(366)	(199)
Insurance	(858)	(1,417)
Office expenses	(3,227)	(2,052)
Contractors	(2,515)	(1,992)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(669)	(824)
Other expenses	(4,613)	(3,610)
Total	(41,472)	(33,379)

Notes to the Consolidated Interim Financial Statements March 31, 2023

23.5	Other expenses

	For the period from January to March of the year
Other expenses	2023	2022
	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	-	-
Subtotal	-	-
Impairment losses / reversals of impairment losses recognized in profit for the year
Properties, plant and equipment	-	(291)
Intangible assets other than goodwill	-	-
Goodwill	-	-
Amortization of intangible assets	-	(3)
Subtotal	-	(294)
Other expenses, by nature
Legal expenses	(1,227)	(349)
VAT and other unrecoverable taxes	(872)	(382)
Fines paid	(104)	(34)
Investment plan expenses	(2,362)	(187)
Exploration expenses	(17)	-
Contributions and donations	(11,083)	(2,545)
Contract expenses in towns	(213)	-
Other operating expenses	(81)	(761)
Subtotal	(15,959)	(4,258)
Total	(15,959)	(4,552)

23.6	Other (losses) gains

	For the period from January to March of the year
Other (losses) gains	2023	2022
	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(286)	-
Impairment of interests in associates	-	522
Others	(1)	(39)
Total	(287)	483

23.7	(Impairment) reversal of value of financial assets impairment losses

	For the period from January to March of the year
(Impairment) reversal of value of financial assets impairment losses	2023	2022
	ThUS$	ThUS$
(Impairment) reversal of value of financial assets impairment losses (See Note 13.2)	(977)	(4,965)
Totals	(977)	(4,965)

Notes to the Consolidated Interim Financial Statements March 31, 2023

23.8	Summary of expenses by nature

The following summary considers notes 23.2, 23.4 and 23.5

	For the period from January to March of the year
Expenses by nature	2023	2022
	ThUS$	ThUS$
Raw materials and consumables	(162,887)	(114,693)
Employee benefit expenses	(89,861)	(85,794)
Depreciation expense	(56,088)	(48,647)
Depreciation of right-of-use assets	(2,765)	(2,318)
Impairment of properties, plant and equipment, intangible and Goodwill	-	(399)
Amortization expense	(4,764)	(4,193)
Legal expenses	(1,227)	(349)
Investment plan expenses	(3,590)	(3,099)
Exploration expenses	(17)	-
Provision for materials, spare parts and supplies	(1,742)	(3,711)
Contractors	(60,396)	(45,813)
Operational leases	(22,612)	(18,129)
Mining patents	(1,655)	(1,824)
Operational transportation	(26,055)	(18,622)
Freight and product transportation costs	(21,468)	(20,505)
Purchase of products from third parties	(102,279)	(110,536)
Corfo rights y other agreements	(721,393)	(424,540)
Export costs	(30,465)	(31,839)
Expenses related to variable lease payments (contracts under IFRS 16)	(1,204)	(470)
Insurance	(15,473)	(8,392)
Consultant and advisor services	(4,229)	(3,580)
Variation in gross inventory	112,287	88,157
Variation in inventory provision	572	(1,186)
Other expenses	(38,370)	(32,610)
Total expenses by nature	(1,255,681)	(893,092)

23.9	Finance expenses

	For the period from January to March of the year
Finance expenses	2023	2022
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,042)	(759)
Interest expense from bonds	(27,022)	(27,074)
Interest expense from loans	(4,676)	(248)
Reversal of capitalized interest expenses	8,519	4,541
Financial expenses for restoration and rehabilitation provisions	(919)	(916)
Interest on lease agreement	(360)	(460)
Other finance costs	(1,848)	(532)
Total	(27,348)	(25,448)

Notes to the Consolidated Interim Financial Statements March 31, 2023

23.10	Finance income

	For the period from January to March of the year
Finance income	2023	2022
	ThUS$	ThUS$
Interest from term deposits	21,015	2,427
Interest from marketable securities	8,054	30
Interest from maintenance of minimum bank balance in current account	3	-
Other finance income	782	233
Other finance interests	840	122
Total	30,694	2,812

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 24	Reportable segments

24.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 24.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments as follows:

(i)	Specialty plant nutrients
(ii)	Iodine and its derivatives
(iii)	Lithium and its derivatives
(iv)	Industrial chemicals
(v)	Potassium
(vi)	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the “Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(e)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, “Operating Segments”.

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(f)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the “unallocated amounts” category.

(g)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the “unallocated amounts” category.

Notes to the Consolidated Interim Financial Statements March 31, 2023

24.2	Reportable segment disclosures:

Operating segment items as of March 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	220,941	239,648	1,646,222	65,936	86,932	4,171	2,263,850	2,263,850	-	2,263,850
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	220,941	239,648	1,646,222	65,936	86,932	4,171	2,263,850	2,263,850	-	2,263,850
Costs of sales	(146,428)	(86,818)	(851,139)	(52,395)	(56,730)	(4,740)	(1,198,250)	(1,198,250)	-	(1,198,250)
Administrative expenses	-	-	-	-	-	-	-	-	(41,472)	(41,472)
Finance expense	-	-	-	-	-	-	-	-	(27,348)	(27,348)
Depreciation and amortization expense	(15,802)	(13,032)	(27,133)	(3,588)	(4,034)	(28)	(63,617)	(63,617)	-	(63,617)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	425	425
Income before taxes	74,512	152,830	795,083	13,541	30,202	(568)	1,065,600	1,065,600	(32,161)	1,033,439
Income tax expense	-	-	-	-	-	-	-	-	(281,901)	(281,901)
Net income (loss)	74,512	152,830	795,083	13,541	30,202	(568)	1,065,600	1,065,600	(314,062)	751,538
Assets	-	-	-	-	-	-	-	-	11,167,935	11,167,935
Equity-accounted investees	-	-	-	-	-	-	-	-	69,508	69,508
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	2,315,432	2,315,432
Liabilities	-	-	-	-	-	-	-	-	5,702,418	5,702,418
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(977)	(977)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	-	-
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	-	(618,811)	(618,811)
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(32,258)	(32,258)
Cash flows from financing activities	-	-	-	-	-	-	-	-	24,811	24,811

Notes to the Consolidated Interim Financial Statements March 31, 2023

Operating segment items as of March 31, 2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of March 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	275,299	152,416	1,446,362	27,059	114,058	4,624	2,019,818	2,019,818	-	2,019,818
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	275,299	152,416	1,446,362	27,059	114,058	4,624	2,019,818	2,019,818	-	2,019,818
Costs of sales	(149,540)	(65,971)	(570,579)	(12,595)	(52,311)	(4,165)	(855,161)	(855,161)	-	(855,161)
Administrative expenses	-	-	-	-	-	-	-	-	(33,379)	(33,379)
Finance expense	-	-	-	-	-	-	-	-	(25,448)	(25,448)
Depreciation and amortization expense	(13,501)	(11,654)	(19,524)	(3,148)	(7,305)	(29)	(55,161)	(55,161)	-	(55,161)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	9,861	9,861
Income before taxes	125,759	86,445	875,783	14,464	61,747	459	1,164,657	1,164,657	(53,210)	1,111,447
Income tax expense	-	-	-	-	-	-	-	-	(314,073)	(314,073)
Net income (loss)	125,759	86,445	875,783	14,464	61,747	459	1,164,657	1,164,657	(367,283)	797,374
Assets	-	-	-	-	-	-	-	-	8,496,297	8,496,297
Equity-accounted investees	-	-	-	-	-	-	-	-	47,389	47,389
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	330,726	330,726
Liabilities	-	-	-	-	-	-	-	-	5,260,157	5,260,157
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(4,965)	(4,965)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(294)	(294)
Cash flows from operating activities	-	-	-	-	-	-	-	-	1,045,800	1,045,800
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(282,498)	(282,498)
Cash flows from financing activities	-	-	-	-	-	-	-	-	(9,063)	(9,063)

Notes to the Consolidated Interim Financial Statements March 31, 2023

24.3	Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of March 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	220,940	239,648	1,646,222	65,936	86,932	4,172	-	2,263,850
Costs of sales	(146,428)	(86,818)	(851,139)	(52,395)	(56,730)	(4,740)	-	(1,198,250)
Gross profit	74,512	152,830	795,083	13,541	30,202	(568)	-	1,065,600
Other incomes by function	-	-	-	-	-	-	17,661	17,661
Administrative expenses	-	-	-	-	-	-	(41,472)	(41,472)
Other expenses by function	-	-	-	-	-	-	(15,959)	(15,959)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(977)	(977)
Other losses	-	-	-	-	-	-	(287)	(287)
Financial income	-	-	-	-	-	-	30,694	30,694
Financial costs	-	-	-	-	-	-	(27,348)	(27,348)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	425	425
Exchange differences	-	-	-	-	-	-	5,102	5,102
Profit (loss) before taxes	74,512	152,830	795,083	13,541	30,202	(568)	(32,161)	1,033,439
Income tax expense	-	-	-	-	-	-	(281,901)	(281,901)
Profit (loss) net	74,512	152,830	795,083	13,541	30,202	(568)	(314,062)	751,538

Notes to the Consolidated Interim Financial Statements March 31, 2023

Items in the statement of comprehensive income as of March 31, 2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	275,299	152,416	1,446,362	27,059	114,058	4,624	-	2,019,818
Costs of sales	(149,540)	(65,971)	(570,579)	(12,595)	(52,311)	(4,165)	-	(855,161)
Gross profit	125,759	86,445	875,783	14,464	61,747	459	-	1,164,657
Other incomes by function	-	-	-	-	-	-	2,622	2,622
Administrative expenses	-	-	-	-	-	-	(33,379)	(33,379)
Other expenses by function	-	-	-	-	-	-	(4,552)	(4,552)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(4,965)	(4,965)
Other losses	-	-	-	-	-	-	483	483
Financial income	-	-	-	-	-	-	2,812	2,812
Financial costs	-	-	-	-	-	-	(25,448)	(25,448)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	9,861	9,861
Exchange differences	-	-	-	-	-	-	(644)	(644)
Profit (loss) before taxes	125,759	86,445	875,783	14,464	61,747	459	(53,210)	1,111,447
Income tax expense	-	-	-	-	-	-	(314,073)	(314,073)
Profit (loss) net	125,759	86,445	875,783	14,464	61,747	459	(367,283)	797,374

Notes to the Consolidated Interim Financial Statements March 31, 2023

24.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

24.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Interim Financial Statements March 31, 2023

24.6	Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at March 31, 2023	25,707	70,104	272,899	228,091	1,667,049	2,263,850
Non-current assets at March 31, 2023
Investment accounted for under the equity method	-	21,151	17,037	17,948	13,372	69,508
Intangible assets other than goodwill	72,057	411	7,177	1,229	82,401	163,275
Goodwill	-	86	158	723	-	967
Property, plant and equipment, net	2,392,136	726	14,454	4,664	501,554	2,913,534
Right-of-use assets	30,866	40	1,554	2,535	27,258	62,253
Other non-current assets	46,222	18	-	4,706	273	51,219
Non-current assets	2,541,281	22,432	40,380	31,805	624,858	3,260,756

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at March 31, 2022	54,220	92,547	205,053	202,188	1,465,810	2,019,818
Non-current assets at December 31, 2022
Investment accounted for under the equity method	-	20,792	15,939	17,655	-	54,386
Intangible assets other than goodwill	75,666	428	6,497	1,345	82,400	166,336
Goodwill	-	86	158	723	-	967
Property, plant and equipment, net	2,269,923	743	14,978	4,506	436,688	2,726,838
Right-of-use assets	32,312	47	1,651	2,739	24,118	60,867
Other non-current assets	46,640	17	6	4,706	1,027	52,396
Non-current assets	2,424,541	22,113	39,229	31,674	544,233	3,061,790

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 25	Effect of fluctuations in foreign currency exchange rates

(a)	Reserves for foreign currency exchange differences:

As of March 31, 2023, and December 2022, are detailed as follows:

Details	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)
Proinsa Ltda.	(10)	(10)
Comercial Agrorama Ltda.	129	175
Isapre Norte Grande Ltda.	(70)	(130)
Almacenes y Depósitos Ltda.	614	568
Sacal S.A.	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(27)	(38)
Agrorama S.A.	439	666
SQM Vitas Fzco	(2,916)	(3,614)
Ajay Europe	(1,715)	(1,911)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
SQM Holland B.V.	99	99
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,597)	(1,642)
Pavoni & C. Spa	(304)	(363)
SQM Colombia SAS	(80)	(80)
Total	(7,200)	(8,042)

(b)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(c)	Reasons to use one presentation currency and a different functional currency

–	A relevant portion of the revenues of these subsidiaries are associated with the local currency.

–	The cost structure of these companies is affected by the local currency.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 26	Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of March 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,188,138	1,637,507
Cash and cash equivalents	CLP	637,921	806,106
Cash and cash equivalents	CNY	111,161	92,394
Cash and cash equivalents	EUR	14,650	14,963
Cash and cash equivalents	GBP	7	1
Cash and cash equivalents	AUD	94,596	89,602
Cash and cash equivalents	INR	6	1,406
Cash and cash equivalents	MXN	772	-
Cash and cash equivalents	AED	2	2
Cash and cash equivalents	JPY	875	686
Cash and cash equivalents	ZAR	8,378	11,647
Cash and cash equivalents	KRW	32,053	918
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		2,088,563	2,655,236
Other current financial assets	USD	591,261	722,165
Other current financial assets	BRL	136	39
Other current financial assets	CLP	174,715	239,151
Subtotal other current financial assets		766,112	961,355
Other current non-financial assets	USD	35,679	35,237
Other current non-financial assets	AUD	4,954	9,516
Other current non-financial assets	CLF	198	259
Other current non-financial assets	CLP	53,098	85,608
Other current non-financial assets	CNY	230,537	56,404
Other current non-financial assets	EUR	876	1,046
Other current non-financial assets	COP	254	217
Other current non-financial assets	MXN	3,081	4,685
Other current non-financial assets	THB	2	2
Other current non-financial assets	JPY	20	158
Other current non-financial assets	ZAR	245	3,203
Subtotal other non-financial current assets		328,944	196,335
Trade and other receivables	USD	1,054,656	788,596
Trade and other receivables	BRL	25	22
Trade and other receivables	CLF	1,476	550
Trade and other receivables	CLP	61,391	58,412
Trade and other receivables	CNY	436,435	161,492
Trade and other receivables	EUR	38,231	36,318
Trade and other receivables	GBP	276	76
Trade and other receivables	MXN	949	889
Trade and other receivables	AED	3,401	3,116
Trade and other receivables	JPY	177	129
Trade and other receivables	AUD	1,393	1,708
Trade and other receivables	ZAR	14,862	33,361
Trade and other receivables	COP	2,519	2,751
Trade and other receivables	SEK	6,337	-
Subtotal trade and other receivables		1,622,128	1,087,420
Receivables from related parties	USD	68,147	79,331
Receivables from related parties	EUR	2,107	1,250
Receivables from related parties	AUD	517	1,041
Subtotal receivables from related parties		70,771	70,771

Notes to the Consolidated Interim Financial Statements March 31, 2023

Class of assets	Currency	As of March 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Current inventories	USD	1,897,140	1,784,281
Subtotal Current Inventories		1,897,140	1,784,281
Current tax assets	USD	146,869	127,068
Current tax assets	BRL	2	1
Current tax assets	CLP	4,764	2,125
Current tax assets	CNY	77,855	77,397
Current tax assets	EUR	15,203	14,042
Current tax assets	MXN	63	59
Current tax assets	ZAR	53	28
Current tax assets	COP	1,798	1,481
Current tax assets	KRW	2,879	2,713
Subtotal current tax assets		249,486	224,914
Non-current assets or groups of assets classified as held for sale	USD	364	346
Subtotal Non-current assets or groups of assets classified as held for sale		346	346
Total current assets		7,023,508	6,991,509
Other non-current financial assets	USD	47,817	32,126
Subtotal Other non-current financial assets		47,817	32,126
Other non-current non-financial assets	USD	51,219	52,396
Subtotal Other non-current non-financial assets		51,219	52,396
Other receivables, non-current	USD	717	713
Other receivables, non-current	CLF	302	77
Other receivables, non-current	MXN	226	88
Other receivables, non-current	KRW	646	-
Other receivables, non-current	CLP	676	1,213
Subtotal Other receivables, non-current		2,567	2,091
Investments classified using the equity method of accounting	USD	35,022	22,959
Investments classified using the equity method of accounting	AED	21,680	19,597
Investments classified using the equity method of accounting	EUR	12,806	11,830
Subtotal Investments classified using the equity method of accounting		69,508	54,386
Intangible assets other than goodwill	USD	163,275	166,336
Subtotal intangible assets other than goodwill		163,275	166,336
Purchases goodwill, gross	USD	967	967
Subtotal Purchases goodwill, gross		967	967
Property, plant and equipment	USD	2,913,534	2,726,838
Subtotal property, plant and equipment		2,913,534	2,726,838
Right-of-use assets	USD	62,253	60,867
Subtotal Right-of-use assets		62,253	60,867
Non-current tax assets	USD	127,114	127,114
Subtotal non-current tax assets		127,114	127,114
Deferred Tax Assets	USD	706,173	604,471
Subtotal Deferred Tax Assets		706,173	604,471
Total non-current assets		4,144,427	3,827,592
Total assets		11,167,935	10,819,101

Notes to the Consolidated Interim Financial Statements March 31, 2023

		As of March 31, 2023			As of December 31, 2022
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	511,448	5,378	516,826	120,652	381,922	502,574
Other current financial liabilities	CLF	17,520	2,769	20,289	20,094	331	20,425
Subtotal other current financial liabilities		528,968	8,147	537,115	140,746	382,253	522,999
Lease liabilities, current	USD	-	7,041	7,041	-	6,549	6,549
Lease liabilities, current	CLF	-	2,348	2,348	-	2,331	2,331
Lease liabilities, current	MXN	-	414	414	-	436	436
Lease liabilities, current	EUR	-	388	388	-	387	387
Lease liabilities, current	AUD	-	2,439	2,439	-	2,446	2,446
Subtotal Lease liabilities, current		-	12,630	12,630	-	12,149	12,149
Trade and other payables	USD	78,663	176	78,839	121,260	110	121,370
Trade and other payables	CLF	6,677	82	6,759	2,618	-	2,618
Trade and other payables	BRL	5	-	5	10	-	10
Trade and other payables	THB	4	-	4	4	-	4
Trade and other payables	CLP	170,677	203	170,880	162,470	-	162,470
Trade and other payables	CNY	-	-	-	4,757	-	4,757
Trade and other payables	EUR	45,377	976	46,353	56,118	564	56,682
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	MXN	637	-	637	802	-	802
Trade and other payables	PEN	-	-	-	-	-	-
Trade and other payables	AUD	25,921	-	25,921	24,394	-	24,394
Trade and other payables	ZAR	-	917	917	1,256	-	1,256
Trade and other payables	AED	-	-	-	72	-	72
Trade and other payables	JPY	-	74,548	74,548	-	-	-
Trade and other payables	CHF	-	-	-	32	-	32
Trade and other payables	COP	202	-	202	115	-	115
Trade and other payables	KRW	6,344	-	6,344	189	-	189
Subtotal trade and other payables		334,525	76,902	411,427	374,115	674	374,789
Other current provisions	USD	1,088,987	87	1,089,074	1,300,878	2,051	1,302,929
Other current provisions	CLP	-	422	422	-	217	217
Subtotal other current provisions		1,088,987	509	1,089,496	1,300,878	2,268	1,303,146

Notes to the Consolidated Interim Financial Statements March 31, 2023

		As of March 31, 2023			As of December 31, 2022
Class of liability	Currency	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current tax liabilities	USD	-	356,288	356,288	-	348,658	348,658
Current tax liabilities	CLP	-	60	60	-	999	999
Current tax liabilities	EUR	-	54,220	54,220	-	1,386	1,386
Current tax liabilities	MXN	-	2,349	2,349	-	5,568	5,568
Current tax liabilities	CNY	-	6,134	6,134	-	-	-
Subtotal current tax liabilities		-	419,051	419,051	-	356,611	356,611
Provisions for employee benefits, current	USD	6,597	-	6,597	25,867	8,631	34,498
Provisions for employee benefits, current	AUD	487	-	487	390	-	390
Provisions for employee benefits, current	EUR	-	-	-	385	-	385
Provisions for employee benefits, current	MXN	-	-	-	103	-	103
Subtotal Provisions for employee benefits, current		7,084	-	7,084	26,745	8,631	35,376
Other current non-financial liabilities	USD	329,439	417	329,856	393,401	98	393,499
Other current non-financial liabilities	BRL	1	-	1	1	-	1
Other current non-financial liabilities	CLP	17,403	1,121	18,524	8,281	39,456	47,737
Other current non-financial liabilities	CNY	109	-	109	92	-	92
Other current non-financial liabilities	EUR	1,705	286	1,991	1,564	250	1,814
Other current non-financial liabilities	MXN	967	-	967	725	14	739
Other current non-financial liabilities	JPY	60	6	66	47	-	47
Other current non-financial liabilities	COP	89	-	89	250	-	250
Other current non-financial liabilities	ARS	69	-	69	26	-	26
Other current non-financial liabilities	ZAR	243	-	243	-	1	1
Other current non-financial liabilities	KRW	3,512	-	3,512	2,271	-	2,271
Subtotal other current non-financial liabilities		353,597	1,830	355,427	406,658	39,819	446,477
Total current liabilities		2,313,161	519,069	2,832,230	2,249,142	802,405	3,051,547

Notes to the Consolidated Interim Financial Statements March 31, 2023

		As of March 31, 2023
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	198,393	257,702	-	1,527,784	1,983,879
Other non-current financial liabilities	CLF	-	-	-	-	433,705	433,705
Subtotal Other non-current financial liabilities		-	198,393	257,702	-	1,961,489	2,417,584
Non-current lease liabilities	USD	-	9,419	-	6,479	-	15,898
Non-current lease liabilities	CLP	-	23	-	-	-	23
Non-current lease liabilities	CLF	-	-	-	10,388	-	10,388
Non-current lease liabilities	MXN	-	-	-	1,004	-	1,004
Non-current lease liabilities	EUR	-	-	-	1,323	-	1,323
Non-current lease liabilities	AUD	-	-	-	21,519	-	21,519
Subtotal non-current lease liabilities		-	9,442	-	40,713	-	50,155
Non-current Trade and other payables	USD	-	-	-	-	-	-
Subtotal Non-current Trade and other payables		-	-	-	-	-	-
Other non-current provisions	USD	-	29,971	-	-	28,179	58,150
Subtotal Other non-current provisions		-	29,971	-	-	28,179	58,150
Deferred tax liabilities	USD	-	291,551	-	-	-	291,551
Subtotal Deferred tax liabilities		-	291,551	-	-	-	291,551
Provisions for employee benefits, non-current	USD	40,374	-	-	-	11,775	52,149
Provisions for employee benefits, non-current	CLP	599	-	-	-	-	599
Subtotal Provisions for employee benefits, non-current		40,973	-	-	-	11,775	52,748
Total non-current liabilities		40,973	529,357	257,702	40,713	2,001,443	2,870,188
Total liabilities							5,702,418

Notes to the Consolidated Interim Financial Statements March 31, 2023

		As of December 31, 2022
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	197,521	249,531	-	1,544,654	1.991,706
Other non-current financial liabilities	CLF	-	-	-	-	402,512	402,512
Subtotal Other non-current financial liabilities		-	197,521	249,531	-	1,947,166	2,394,218
Non-current lease liabilities	USD	-	13,566	-	22,500	-	36,066
Non-current lease liabilities	CLP	-	-	-	23	-	23
Non-current lease liabilities	CLF	-	-	-	10,982	-	10,982
Non-current lease liabilities	MXN	-	-	-	1,094	-	1,094
Non-current lease liabilities	EUR	-	-	-	1,420	-	1,420
Subtotal non-current lease liabilities		-	13,566	-	36,019	-	49,585
Non-current Trade and other payables	USD	-	-	-	-	-	-
Subtotal Non-current Trade and other payables		-	-	-	-	-	-
Other non-current provisions	USD	-	3,648	-	26,200	28,205	58,053
Subtotal Other non-current provisions		-	3,648	-	26,200	28,205	58,053
Deferred tax liabilities	USD	-	289,825	-	-	-	289,825
Subtotal Deferred tax liabilities		-	289,825	-	-	-	289,825
Provisions for employee benefits, non-current	USD	34,326	-	-	-	9,006	43,332
Provisions for employee benefits, non-current	CLP	540	-	-	-	-	540
Subtotal Provisions for employee benefits, non-current		34,866	-	-	-	9,006	43,872
Total non-current liabilities		34,866	504,560	249,531	62,219	1,984,377	2,835,553
Total liabilities							5,887,100

b)	Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

	For the period from January to March of the year
Foreign currency exchange rate changes	2023	2022
	ThUS$	ThUS$
Foreign currency loss	5,102	(644)
Foreign currency translation reserve	(7,200)	1,146
Total	(2,098)	502

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 27	Income tax and deferred taxes

Tax receivables as of March 31, 2023 and December 31, 2022, are as follows:

27.1	Current and non-current tax assets

(a)       Current

Current tax assets	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	20,923	894
Monthly provisional income tax payments, foreign companies	100,265	96,906
Corporate tax credits (1)	1,681	653
1st category tax absorbed by tax losses (2)	325	169
Taxes in recovery process	126,292	126,292
Total	249,486	224,914

(b) Non-current

Non-current tax assets	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Total tax paid at SQM Salar (see note 21.3)	127,114	127,114
Total	127,114	127,114

(1)	These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the tax loss absorption determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Interim Financial Statements March 31, 2023

27.2	Current tax liabilities

Current tax liabilities	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
1st Category income tax	365,626	337,245
Foreign company income tax	53,414	19,366
Article 21 single tax	11	-
Total	419,051	356,611

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 8.82% for mining royalties that involve operations in the Salar de Atacama and 5.0% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax		Income tax
	2023		2022
Spain	25%		25%
Belgium	25%		25%
Mexico	30%		30%
United States	21% + 3.44%		21% + 3.51%
South Africa	28%		28%
Korea	21	%(2)	25%
China	25%+12	%(1)	25%+12	%(1)

(1)	Additional tax of 12% on VAT payable.

(2)	Sliding scale from 9% to 24% of taxable income.

Notes to the Consolidated Interim Financial Statements March 31, 2023

27.3	Income tax and deferred taxes

(a)	Deferred tax assets and liabilities as of March 31, 2023

	Net liability position
Description of deferred tax assets and liabilities as of March 31, 2023	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	742,052	-
Property, plant and equipment and capitalized interest (1)	-	(249,596)
Restoration and rehabilitation provision	5,105	-
Manufacturing expenses	-	(130,389)
Employee benefits and unemployment insurance	-	(10,167)
Vacation accrual	8,873	-
Inventory provision	27,027	-
Materials provision	12,583	-
Others employee benefits	3,423	-
Research and development expenses	-	(12,805)
Bad debt provision	1,681	-
Provision for legal complaints and expenses	6,719	-
Loan acquisition expenses	-	(9,152)
Financial instruments recorded at market value	5,663	-
Specific tax on mining activity	-	(5,142)
Tax loss benefit	13,307	-
Other	5,345	-
Foreign items (other)	95	-
Balances to date	831,873	(417,251)
Net balance		414,622

(1)	This includes right-of-use assets.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(b)	Deferred tax assets and liabilities as of December 31, 2022

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2022	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	655,695	-
Property, plant and equipment and capitalized interest (1)	-	(244,560)
Restoration and rehabilitation provision	4,685	-
Manufacturing expenses	-	(139,383)
Employee benefits and unemployment insurance	-	(8,995)
Vacation accrual	7,650	-
Inventory provision	27,512	-
Materials provision	11,915	-
Others employee benefits	1,177	-
Research and development expenses	-	(12,294)
Bad debt provision	715	-
Provision for legal complaints and expenses	6,827	-
Loan acquisition expenses	-	(8,793)
Financial instruments recorded at market value	5,226	-
Specific tax on mining activity	-	(5,799)
Tax loss benefit	10,059	-
Other	2,913	-
Foreign items (other)	96	-
Balances to date	734,470	(419,824)
Net balance		314,646

(1)	This item includes right-of-use assets.

Deferred tax assets and liabilities in the consolidated statement of financial position as of March 31, 2023 and December 31, 2022, are as follows:

Movements of deferred tax assets and liabilities	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Deferred tax assets	706,173	604,471
Deferred tax liabilities	(291,551)	(289,825)
Total	414,622	314,646

Notes to the Consolidated Interim Financial Statements March 31, 2023

(c)	Reconciliation of changes in deferred tax assets (liabilities) as of March 31, 2023

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of March 31, 2023	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	655,695	86,357	-	86,357	742,052
Property, plant and equipment and capitalized interest	(244,560)	(5,036)	-	(5,036)	(249,596)
Restoration and rehabilitation provision	4,685	420	-	420	5,105
Manufacturing expenses	(139,383)	8,994	-	8,994	(130,389)
Employee benefits and unemployment insurance	(8,995)	(1,862)	690	(1,172)	(10,167)
Vacation accrual	7,650	1,223	-	1,223	8,873
Inventory provision	27,512	(485)	-	(485)	27,027
Materials provision	11,915	668	-	668	12,583
Derivative financial instruments	-	3,444	(3,444)	-	-
Others employee benefits	1,177	2,246	-	2,246	3,423
Research and development expenses	(12,294)	(511)	-	(511)	(12,805)
Bad debt provision	715	966	-	966	1,681
Provision for legal complaints and expenses	6,827	(108)	-	(108)	6,719
Loan approval expenses	(8,793)	(359)	-	(359)	(9,152)
Financial instruments recorded at market value	5,226	-	437	437	5,663
Specific tax on mining activity	(5,799)	642	15	657	(5,142)
Tax loss benefit	10,059	3,248	-	3,248	13,307
Others	2,913	2,432	-	2,432	5,345
Foreign items (other)	96	(1)	-	(1)	95
Total temporary differences, unused losses and unused tax credits	314,646	102,278	(2,302)	99,976	414,622

Notes to the Consolidated Interim Financial Statements March 31, 2023

(d)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2022

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2022	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	144,181	511,514	-	511,514	655,695
Property, plant and equipment and capitalized interest	(189,073)	(55,487)	-	(55,487)	(244,560)
Restoration and rehabilitation provision	6,567	(1,882)	-	(1,882)	4,685
Manufacturing expenses	(108,181)	(31,202)	-	(31,202)	(139,383)
Employee benefits and unemployment insurance	(7,486)	(2,779)	1,270	(1,509)	(8,995)
Vacation accrual	6,039	1,611	-	1,611	7,650
Inventory provision	20,557	6,955	-	6,955	27,512
Materials provision	10,554	1,361	-	1.361	11,915
Derivative financial instruments	-	7,172	(7,172)	-	-
Others employee benefits	929	248	-	248	1,177
Research and development expenses	(5,387)	(6,907)	-	(6,907)	(12,294)
Bad debt provision	2,708	(1,993)	-	(1,993)	715
Provision for legal complaints and expenses	334	6,493	-	6,493	6,827
Loan approval expenses	(8,967)	174	-	174	(8,793)
Financial instruments recorded at market value	5,243	-	(17)	(17)	5,226
Specific tax on mining activity	(4,545)	(1,257)	3	(1,254)	(5,799)
Tax loss benefit	8,557	1,502	-	1,502	10,059
Others	(4,274)	7,187	-	7,187	2,913
Foreign items (other)	11,828	(11,732)	-	(11,732)	96
Total temporary differences, unused losses and unused tax credits	(110,416)	430,978	(5,916)	425,062	314,646

(e)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of March 31, 2023, and December 31, 2022, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Chile	11,113	10,059
Foreign	2,194	-
Total	13,307	10,059

The tax losses as of March 31, 2023, which are the basis for these deferred taxes correspond mainly to Comercial Hydro, Orcoma SpA., Orcoma Estudio SpA and SCM Búfalo, SQM Potasio S.A., SQM Holland B.V., SQM Africa Pty Ltda, SQM Iberian S.A., SQM Ecuador S.A. and SQM Korea LLC.

Notes to the Consolidated Interim Financial Statements March 31, 2023

(f)        Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of March 31, 2023 and December 31, 2022 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	314,646	(110,416)
Increase (decrease) in deferred taxes in profit or loss	102,278	430,978
Increase (decrease) deferred taxes in equity	(2,302)	(5,916)
Total	414,622	314,646

(g)       Disclosures on income tax (expenses) benefit

Current and deferred tax (expenses) benefit are detailed as follows:

	(Expense) Income
Disclosures on income tax (expense) benefit	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax expense	(387,638)	(374,504)
Adjustments to prior year current income tax (expense) benefit	3,459	531
Current income tax expense, net, total	(384,179)	(373,973)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	106,306	56,602
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(4,028)	3,298
Total deferred tax benefits, net	102,278	59,900
Income tax expense	(281,901)	(314,073)

Income tax (expenses) benefits for foreign and domestic parties are detailed as follows:

	(Expense) Income
Income tax (expense) benefit	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(64,434)	(50,980)
Current income tax (expenses), domestic, net	(319,745)	(322,993)
Current income tax expense, net, total	(384,179)	(373,973)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit (expense) benefit, foreign parties, net	14,986	(15,652)
Current income tax benefits, domestic, net	87,292	75,552
Deferred tax expense, net, total	102,278	59,900
Income tax expense	(281,901)	(314,073)

Notes to the Consolidated Interim Financial Statements March 31, 2023

(h)       Disclosures on the tax effects of other comprehensive income components:

	As of March 31, 2023
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) gains from defined benefit plans	(1,724)	705	(1,019)
Cash flow hedge	12,756	(3,444)	9,312
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(1,619)	437	(1,182)
Total	9,413	(2,302)	7,111

	As of March 31, 2022
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gains (losses) from defined benefit plans	1,076	(310)	766
Cash flow hedges	20,834	(5,625)	15,209
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	4,539	(1,226)	3,313
Total	26,449	(7,161)	19,288

(i)        Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

	(Expense) Benefit
Income Tax Expense (Benefit)	As of March 31, 2023	As of March 31, 2022
	ThUS$	ThUS$
Consolidated income before taxes	1,033,439	1,111,447
Statutory Income tax rate in Chile	27%	27%
Tax expense using the statutory tax rate	(279,029)	(300,091)
Net effect of specific mining tax payments	(7,755)	(13,468)
Tax effect of income from regular activities exempt from taxation and dividends from abroad	(335)	3,257
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(354)	(500)
Tax effect of tax rates supported abroad	6,010	(4,948)
Other tax effects of reconciliation of accounting income to tax expense	(438)	1,677
Tax expense using the effective tax rate	(281,901)	(314,073)

Notes to the Consolidated Interim Financial Statements March 31, 2023

(j)       Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i)	Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

(vii)	China:

Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.

(viii)	Korea:

Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

Notes to the Consolidated Interim Financial Statements March 31, 2023

Note 28	Events occurred after the reporting date

28.1	Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IFRS for the year ended March 31, 2023, were approved and authorized for issuance by the Company´s Board of Directors on May 17, 2023.

28.2	Disclosures on events occurring after the reporting date

(a)	On April 17, 2023, the SII settled differences for tax years 2020, 2021 and 2022 with respect to the specific tax on mining activities for a total amount of US$79.8 million, which includes an excess collection of US$21.5 million. For further details see note 21.3.

(b)	On April 26, 2023, the Shareholders- Meeting agreed to approve the recommendation of the Board of Directors to pay a dividend of US$ 3.22373 per share, which the Company must pay to complete the amount of US$ 10.94060 as final dividend under the aforementioned policy. This final dividend already considers the first, second and third interim dividends of US$2.78716 per share, US$1.84914 per share and US$3.08056 per share, respectively, which were paid during 2022.

(c)	On May 17, 2023, the Company’s Board of Directors agreed to pay an interim dividend equivalent to US$0.78760 per share charged to the Company’s 2023 fiscal year profits. This amount will be paid in its equivalent in Chilean pesos, national currency based on the observed US dollar value that appears in the Official Gazette on July 17, 2023.

Management is not aware of any other significant events that occurred between March 31, 2023, and the date of issuance of these consolidated financial statements that may significantly affect them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: June 8, 2023	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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